
11005082


SUNRISE
SENIOR LIVING

2010 Annual Report
Sunrise Senior Living, Inc.


SUNRISE®
SENIOR LIVING

Dear Fellow Shareholders:

When I wrote to you a year ago, I said that restructuring our organization by rebuilding our balance sheet and operations remained our number one goal. I am happy to report that we entered 2011 as a much stronger company, though we continue to face challenges.

We have restructured several of our joint venture and management relationships, we have significantly improved our balance sheet by reducing our debt, and we have reinvigorated our leadership team with the appointment of Marc Richards as Chief Financial Officer, Greg Neeb as Chief Investment and Administrative Officer and David Haddock as General Counsel. I will discuss our restructuring process in this letter, but first a few words about our financial performance.

We reported net income attributable to common shareholders of $99.1 million, or $1.72 per fully diluted share, as compared to a net loss of $133.9 million or $2.61 per fully diluted share for 2009. Net income was increased by the proceeds from the restructuring actions we took, including buyout fees and income from discontinued operations, but we are nevertheless pleased with the year-over-year improvement. We reported total operating revenues in 2010 of $1.4 billion, down from $1.5 billion in 2009. We are now a smaller company and one of the challenges we are currently tackling is to bring our costs into line with our revenue base.

Three restructuring actions that stand out are the ownership and operating agreements we reached with Ventas, HCP and CNL Lifestyle Properties. Our sale of joint venture interests to Ventas brought us up-front funds to improve our balance sheet and came with an agreement under which we will continue to manage the Ventas owned senior living communities. We reached an agreement with HCP under which we received proceeds from the termination of management contracts for 27 non-core communities that helped shore up our finances. In addition, we are committed to our relationship with HCP through the continued management of many core Sunrise communities on their behalf.

After the end of the year, we completed a transaction to increase our ownership in the portfolio of properties in the United States we previously owned with Arcapita. We will continue to operate this high-quality portfolio and we now have a 40% ownership interest, up from 10%, in a new venture with a wholly owned subsidiary of CNL Lifestyle Properties. In the coming years, we will have the option to buy our new partner's interest in the venture, which is consistent with our strategy of owning more of what we manage.

Over the course of the year, we reduced our consolidated debt by over 60%, from $440.2 million at the beginning of the year to $163.0 million at December 31, 2010. In 2011, we will continue our focus on: (1) operating high-quality assisted living and memory care communities in the United States, Canada and the United Kingdom; (2) increasing occupancy and improving the operating efficiency of our communities; (3) improving the operating efficiency of our corporate operations; (4) generating liquidity; (5) divesting of non-core assets; and (6) reducing our operational and financial risk.

Of course, everything starts with the Sunrise brand, which continues to lead senior living. Throughout the restructuring of our company, we have remained true to our mission of providing the best quality of life for our residents and we will never lose sight of this. 2011 marks our 30th year of championing the quality of life for all seniors and I believe that after 30 more years, Sunrise will still be known for caring about the small things that make life better for our residents. Our reputation is rebuilt every day on the many thousands of human connections between Sunrise team members and our residents.

There is a real sense of excitement within our company, and as Sunrise grows stronger, our occupancy increases and future prospects look bright. On behalf of the Board of Directors and management team, we are grateful for the support of our shareholders, residents, families and business partners as we continue to position Sunrise for future growth and success. We have an extraordinary team and I would like to thank all of our 31,000 team members in the United States, Canada and United Kingdom for the work they do each day, in every Sunrise community, to provide seniors with the Sunrise signature experience.



Mark S. Ordan
Chief Executive Officer

March 18, 2011

Table of Contents

This Annual Report contains forward-looking statements that involve risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that our expectations will be realized. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to:

- *the risk that the net sale proceeds of the mortgaged North American properties are not sufficient to pay the minimum amount guaranteed by Sunrise to the lenders that are party to the German restructure transactions;*
- *the risk that we may be unable to reduce expenses and generate positive operating cash flows;*
- *the risk of future obligations to fund guarantees to some of our ventures and lenders to the ventures;*
- *the risk of further write-downs or impairments of our assets;*
- *the risk that we are unable to obtain waivers, cure or reach agreements with respect to existing or future defaults under our loan, venture and construction agreements;*
- *the risk that we will be unable to repay, extend or refinance our indebtedness as it matures, or that we will not comply with loan covenants;*
- *the risk that our ventures will be unable to repay, extend or refinance their indebtedness as it matures, or that they will not comply with loan covenants creating a foreclosure risk to our venture interest and a termination risk to our management agreement;*
- *the risk that we are unable to continue to recognize income from refinancings and sales of communities by ventures;*
- *the risk of declining occupancies in existing communities or slower than expected leasing of newer communities;*
- *the risk that we are unable to extend leases on our operating properties at expiration, in some cases, the expiration is as early as 2013;*
- *the risk that some of our management agreements, subject to early termination provisions based on various performance measures, could be terminated due to failure to achieve the performance measures;*
- *the risk that our management agreements can be terminated in certain circumstances due to our failure to comply with the terms of the management agreements or to fulfill our obligations thereunder;*
- *the risk from competition and our response to pricing and promotional activities of our competitors;*
- *the risk of not complying with government regulations;*
- *the risk of new legislation or regulatory developments;*
- *the risk of changes in interest rates;*
- *the risk of unanticipated expenses;*
- *the risks of further downturns in general economic conditions including, but not limited to, financial market performance, downturns in the housing market, consumer credit availability, interest rates, inflation, energy prices, unemployment and consumer sentiment about the economy in general;*
- *the risks associated with the ownership and operation of assisted living and independent living communities; and*
- *other risk factors contained in our Form 10-K for the year ended December 31, 2010 filed with the SEC on February 25, 2011 .*

We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events. Unless the context suggests otherwise, references herein to "Sunrise," the "Company," "we," "us" and "our" mean Sunrise Senior Living, Inc. and our consolidated subsidiaries.

BUSINESS

We are a provider of senior living services in the United States, Canada and the United Kingdom. Founded in 1981 and incorporated in Delaware in 1994, Sunrise began with a simple but innovative vision — to create an alternative senior living option that would emphasize quality of life and quality of care. We offer a full range of personalized senior living services, including independent living, assisted living, care for individuals with Alzheimer's and other forms of memory loss, nursing and rehabilitative care. In the past, we also developed senior living communities for ourselves, for ventures in which we retained an ownership interest and for third parties. Due to current economic conditions, we have suspended all new development.

At December 31, 2010, we operated 319 communities, including 277 communities in the United States, 15 communities in Canada and 27 communities in the United Kingdom, with a total unit capacity of approximately 31,200. Of the 319 communities that we operated at December 31, 2010, ten were wholly owned, 26 were under operating leases, one was consolidated as a variable interest entity, one was a consolidated venture, 137 were owned in unconsolidated ventures and 144 were owned by third parties.

In 2010, we (i) sold our German communities, (ii) executed debt restructuring agreements with the German lenders, (iii) sold land parcels, (iv) sold our venture interests in certain communities to Ventas, Inc. ("Ventas"), (v) modified, extended and amended certain venture and management agreements, and (vi) entered into management agreement buyouts. We used the majority of the proceeds from these transactions to reduce outstanding indebtedness. As a result of these management agreement buyouts, we have been terminated as manager on 32 communities. We earned $13.0 million, $17.2 million and $17.7 million of management fees from the 32 terminated communities in 2010, 2009 and 2008, respectively. We will not earn these fees in 2011 and thereafter. We will continue to seek ways to reduce our corporate overhead in an attempt to offset our reduced management fee income.

Our net income attributable to common shareholders in 2010 was $99.1 million which included $63.3 million of buyout fees and $68.5 million of income from discontinued operations. Due to the non-recurring nature of these items, we do not expect to earn this level of net income in the foreseeable future. A significant portion of our ongoing management fee income (refer to Note 19) is heavily concentrated with four business partners.

Our focus in 2010 and into 2011 is on: (1) operating high-quality assisted living and memory care communities in the United States, Canada and the United Kingdom; (2) increasing occupancy and improving the operating efficiency of our communities; (3) improving the operating efficiency of our corporate operations; (4) generating liquidity; (5) divesting of non-core assets; and (6) reducing our operational and financial risk.

We have five operating segments for which operating results are separately and regularly reviewed by key decision makers: North American Management, North American Development, Equity Method Investments, Consolidated (Wholly Owned/Leased) and United Kingdom (refer to Note 19 and Management's Discussion and Analysis for additional information).

North American Management includes the results from the management of third party, venture and wholly owned/leased Sunrise senior living communities in the United States and Canada.

North American Development includes the results from the development of Sunrise senior living communities in the United States and Canada. As of December 31, 2010, we have no properties under development and have ceased all development activity. During 2010, we incurred costs associated with the winding down of this activity.

Equity Method Investments includes the results from our investment in domestic and international ventures.

Consolidated (Wholly Owned/Leased) includes the results from the operation of wholly owned and leased Sunrise senior living communities in the United States and Canada net of an allocated management fee of $23.5 million, $21.9 million and $22.2 million for 2010, 2009 and 2008, respectively.

United Kingdom includes the results from the development and management of Sunrise senior living communities in the United Kingdom.

STOCK PERFORMANCE GRAPH


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sunrise Senior Living, Inc., the S&P Smallcap 600 Index
and a Peer Group
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Sunrise Senior Living, Inc.
S&P Smallcap 600
Peer Group

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The Peer Group consists of Assisted Living Concepts Inc., Brookdale Senior Living Inc., Capital Senior Living Corp., Emeritus Corp. and Five Star Quality Care Inc.

	12/05	12/06	12/07	12/08	12/09	12/10
Sunrise Senior Living, Inc.	100.00	91.13	91.01	4.98	9.55	16.17
S&P Smallcap 600	100.00	115.12	114.78	79.11	99.34	125.57
Peer Group	100.00	152.83	104.09	29.04	68.98	82.23

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere herein.

	December 31,				
	2010(1)(2)(3)	2009(1)(2)	2008(1)(2)	2007(1)(2)	2006(1)(2)(3)(4)
(Dollars in thousands, except per share amounts)					
STATEMENTS OF OPERATIONS DATA:					
Operating revenues	$1,406,701	$1,458,760	$1,556,007	$1,475,048	$1,528,884
Operating expenses	1,394,062	1,586,504	1,898,508	1,672,829	1,571,179
Income (loss) from operations	12,639	(127,744)	(342,501)	(197,781)	(42,295)
Gain on the sale and development of real estate and equity interests	27,672	21,651	17,374	105,081	51,347
Sunrise's share of (loss) earnings, return on investment in unconsolidated communities and (loss) gain from investments accounted for under profit-sharing method	(2,129)	(7,135)	(15,175)	107,369	42,845
Income (loss) from continuing operations	30,606	(108,695)	(323,466)	(876)	31,932
Income (loss) from discontinued operations, net of tax	68,461	(25,220)	(115,713)	(69,399)	(16,648)
Net income (loss)	99,067	(133,915)	(439,179)	(70,275)	15,284
Net income (loss) per common share:					
Basic					
Continuing operations	$ 0.55	$ (2.12)	$ (6.42)	$ (0.02)	$ 0.59
Discontinued operations, net of tax	1.23	(0.49)	(2.30)	(1.39)	(0.28)
Net income (loss)	$ 1.78	$ (2.61)	$ (8.72)	$ (1.41)	$ 0.31
Diluted					
Continuing operations	$ 0.53	$ (2.12)	$ (6.42)	$ (0.02)	$ 0.58
Discontinued operations, net of tax	1.19	(0.49)	(2.30)	(1.39)	(0.28)
Net income (loss)	$ 1.72	$ (2.61)	$ (8.72)	$ (1.41)	$ 0.30
BALANCE SHEET DATA:					
Total current assets	$ 212,810	$ 340,434	$ 304,908	$ 529,964	$ 361,998
Total current liabilities	294,730	673,559	735,421	646,311	451,982
Property and equipment, net	238,674	288,056	681,352	656,211	609,385
Property and equipment subject to a sales contract, net	—	—	—	—	193,158
Property and equipment subject to financing, net	—	—	—	58,871	62,520
Goodwill	—	—	39,025	169,736	218,015
Total assets	701,458	910,589	1,381,557	1,798,597	1,848,301
Total debt	163,000	440,219	636,131	253,888	190,605
Deposits related to properties subject to a sale contract	—	—	—	—	240,367
Liabilities related to properties accounted for under the financing method	—	—	—	54,317	66,283

(Dollars in thousands, except per share amounts)	December 31, 2010(1)(2)(3)	2009(1)(2)	2008(1)(2)	2007(1)(2)	2006(1)(2)(3)(4)
Deferred income tax liabilities	20,318	23,862	28,129	82,605	78,632
Total liabilities	576,901	884,355	1,233,643	1,214,826	1,201,078
Total stockholders' equity	120,151	22,047	138,528	573,563	630,708
OPERATING AND OTHER DATA:					
Cash dividends per common share	$ —	$ —	$ —	$ —	$ —
Communities (at end of period):					
Consolidated communities	38	48	72	62	61
Communities in unconsolidated ventures	137	201	203	199	180
Communities managed for third party owners	144	135	160	174	177
Total	319	384	435	435	418
Unit capacity:					
Consolidated communities	6,931	7,743	9,417	8,348	8,423
Communities in unconsolidated ventures	10,987	16,194	20,225	19,765	18,178
Communities managed for third party owners	13,252	16,416	20,209	21,366	21,412
Total	31,170	40,353	49,851	49,479	48,013

(1) We recorded impairment charges related to owned communities and land parcels of $5.9 million, $31.7 million, $27.8 million, $7.6 million and $15.7 million in 2010, 2009, 2008, 2007 and 2006, respectively. We recorded impairment of goodwill of $121.8 million in 2008. We recorded restructuring charges of $11.7 million, $32.5 million and $24.2 million in 2010, 2009 and 2008, respectively. We wrote-off capitalized project costs of zero, $14.9 million, $95.8 million, $28.4 million and $1.3 million in 2010, 2009, 2008, 2007and 2006, respectively.

(2) We incurred costs of $3.9 million, $30.2 million, $51.7 million and $2.6 million in 2009, 2008, 2007 and 2006, respectively, related to the accounting restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation. In 2010, we received an insurance reimbursement of $1.3 million for previous costs incurred.

(3) In 2010, we received $63.3 million in management agreement buyout fees. In 2006, we received $134.7 million in management agreement buyout fees.

(4) In February 2006, we completed the redemption of our remaining 5.25% convertible subordinated notes due February 1, 2009 through the issuance of common stock. Prior to the redemption date, substantially all of the approximately $120.0 million principal amount of the notes outstanding at the time the redemption was announced had been converted into approximately 6.7 million shares of common stock. The conversion price was $17.92 per share in accordance with the terms of the indenture governing the notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with the information contained in our consolidated financial statements, including the related notes, and other financial information appearing elsewhere herein.

Overview

We are a Delaware corporation and a provider of senior living services in the United States, Canada and the United Kingdom.

At December 31, 2010, we operated 319 communities, including 277 communities in the United States, 15 communities in Canada and 27 communities in the United Kingdom, with a total unit capacity of approximately 31,200. Of the 319 communities we operated at December 31, 2010, ten were wholly owned, 26 were under operating leases, one was consolidated as a variable interest entity, one was a consolidated venture, 137 were owned in unconsolidated ventures and 144 were owned by third parties.

We have five operating segments for which operating results are separately and regularly reviewed by key decision makers: North American Management, North American Development, Equity Method Investments, Consolidated (Wholly Owned/Leased) and United Kingdom.

North American Management includes the results from the management of third party, venture and wholly owned/leased Sunrise senior living communities in the United States and Canada.

North American Development includes the results from the development of Sunrise senior living communities in the United States and Canada. As of December 31, 2010, we have no properties under development and have ceased all development activity. During 2010, we incurred costs associated with the winding down of this activity.

Equity Method Investments includes the results from our investment in domestic and international ventures.

Consolidated (Wholly Owned/Leased) includes the results from the operation of wholly owned and leased Sunrise senior living communities in the United States and Canada net of an allocated management fee of $23.5 million, $21.9 million and $22.2 million for 2010, 2009 and 2008, respectively.

United Kingdom includes the results from the development and management of Sunrise senior living communities in the United Kingdom.

Significant 2010 Developments

Overview

In 2010, we (i) sold our German communities, (ii) executed debt restructuring agreements with the German lenders, (iii) sold land parcels, (iv) sold our venture interests in certain communities to Ventas, (v) modified, extended and amended certain venture and management agreements, and (vi) entered into management agreement buyouts. We used the majority of the proceeds from these transactions to reduce outstanding indebtedness. As a result of these management agreement buyouts, we have been terminated as manager on 32 communities. We earned $13.0 million, $17.2 million and $17.7 million of management fees from the 32 terminated communities in 2010, 2009 and 2008, respectively. We will not earn these fees in 2011. We will continue to seek ways to reduce our corporate overhead in an attempt to offset our reduced management fee income.

Our net income attributable to common shareholders in 2010 was $99.1 million which included $63.3 million of buyout fees and $68.5 million of income from discontinued operations. Due to the non-recurring nature of these items, we do not expect to earn this level of net income in the foreseeable future. A significant portion of our ongoing management fee income (refer to Note 19) is heavily concentrated with four business partners.

Our focus in 2010 and into 2011 is on: (1) operating high-quality assisted living and memory care communities in the United States, Canada and the United Kingdom; (2) increasing occupancy and improving the operating efficiency of our communities; (3) improving the operating efficiency of our corporate operations; (4) generating liquidity; (5) divesting of non-core assets; and (6) reducing our operational and financial risk.

Germany Communities

We owned nine communities in Germany. In late 2009 and in 2010, we entered into settlement and restructuring agreements with our lenders to settle and compromise their claims against us, including under operating deficit and principal repayment guarantees provided by us in support of our German subsidiaries. In 2010 we closed on the debt restructuring and the sale of all nine German communities and recorded a gain of $56.8 million as a result of these transactions. The sales proceeds, plus additional consideration (which included cash, stock and certain notes which remain unpaid), were paid to the lenders and we were relieved of the mortgages associated with the German communities. Refer to Liquidity and Capital Resources for a complete discussion of this transaction.

Debt Reduction

In 2010, our consolidated indebtedness was reduced by $277.2 million with proceeds from asset sales, the sale of venture interests and management agreement buyouts as well as debt forgiveness relating to our German debt as discussed in more detail below. We are unable to borrow additional funds under our Bank Credit Facility, which balance was reduced from $33.7 million at December 31, 2009 to zero at December 31, 2010. As more fully discussed in Liquidity and Capital Resources, we continue to reduce our indebtedness and reach negotiated settlements with various creditors.

Asset Sales

In 2010, we sold two operating properties and four land parcels and recognized a net gain of approximately $3.5 million which is primarily reflected in discontinued operations in our consolidated statements of operations. This gain is after a reduction of $0.7 million related to potential future indemnification obligations which expire in 2011. The two operating properties and two of the four land parcels were part of the liquidating trust held as collateral for the electing lenders and a prorated portion of the net proceeds from the sales of these properties and land parcels were distributed to the electing lenders thereby reducing the principal balance of our liquidating trust notes by $10.7 million.

Ventas Venture

In 2010, we sold to Ventas all of our Ventas venture interests in nine limited liability companies in the U.S. and two limited partnerships in Canada, which collectively owned 58 communities managed by us. The aggregate purchase price for the venture interests was approximately $41.5 million. In connection with this transaction we recorded a $25.0 million gain on the sale of our venture interests. In connection with this transaction, we also amended and restated certain management agreements.

Management Agreement Buyouts

In 2010, we entered into a settlement and restructuring agreement with HCP regarding certain senior living communities owned by HCP and operated by us. Pursuant to the agreement, we gave HCP the right to terminate us as manager of 27 communities owned by HCP for a $50.0 million cash payment. The agreement also provided for the release of all claims between HCP, ourselves and third party tenants including the settlement of litigation already commenced. We were terminated as manager of these communities on November 1, 2010.

Also in 2010, two property owners bought out five management agreements for which we were the manager. We recognized $13.3 million in buyout fees in connection with these transactions.

As a result of these management agreement buyouts, we have been terminated as manager on 32 communities. We earned $13.0 million, $17.2 million and $17.7 million of management fees from these communities in 2010, 2009 and 2008, respectively. We will not earn these fees in 2011. We will continue to seek ways to reduce our corporate overhead in an attempt to offset the reduced management fee income.

G&A Restructuring Plan

In 2009, we announced a plan to continue to reduce corporate expenses through a further reorganization of our corporate cost structure, including a reduction in spending related to, among others, administrative processes, vendors, and consultants. The plan was designed to reduce our annual recurring general and administrative expenses (including expenses previously classified as venture expense) to approximately $100 million. In 2010 and 2009, we have eliminated 177 positions. With the staffing reductions and other cost savings that have already occurred, our annual recurring cash expenditures for general and administrative expenses are expected to be below $100 million in 2011.

Subsequent Event - New Venture Transaction

In January 2011, we contributed our 10 percent ownership interest in an existing venture for a 40 percent ownership interest in a new venture. The portfolio was valued at approximately $630 million (excluding transaction costs). As part of our new venture agreement with a wholly-owned subsidiary of CNL Lifestyle Properties ("CNL"), we will have the option to purchase CNL's interest in the venture beginning from the start of year three to the end of year six for a 13% internal rate of return in years three and four and a 14% internal rate of return in years five and six. Our share of the transaction costs is approximately $5.7 million (excluding the funding of escrows) which was expensed as incurred ($1.5 million in the fourth quarter of 2010 and $4.2 million in January 2011).

Results of Operations

Our results of operations for each of the three years in the period ended December 31 were as follows:

(In thousands)	Year Ended December 31, 2010	2009	2008	Percent Change 2010 vs. 2009	2009 vs. 2008
Operating revenue:					
Management fees	$ 107,832	$ 112,467	$ 129,584	-4.1%	-13.2%
Buyout fees	63,286	—	621	N/A	N/A
Resident fees for consolidated communities	360,929	344,894	335,704	4.6%	2.7%
Ancillary fees	43,136	45,397	42,535	-5.0%	6.7%
Professional fees from development, marketing and other	4,278	13,193	44,218	-67.6%	-70.2%
Reimbursed costs incurred on behalf of managed communities	827,240	942,809	1,003,345	-12.3%	-6.0%
Total operating revenue	1,406,701	1,458,760	1,556,007	-3.6%	-6.2%
Operating expenses:					
Community expense for consolidated communities	268,986	263,792	253,168	2.0%	4.2%
Community lease expense	60,215	59,315	59,843	1.5%	-0.9%
Depreciation and amortization	41,083	46,312	39,187	-11.3%	18.2%
Ancillary expense	40,504	42,457	40,131	-4.6%	5.8%
General and administrative	124,728	114,566	150,273	8.9%	-23.8%
Development expense	4,484	12,374	34,118	-63.8%	-63.7%
Write-off of capitalized project costs	—	14,879	95,763	NM	-84.5%
Accounting Restatement and Special Independent Committee inquiry, SEC investigation and stockholder litigation	(1,305)	3,887	30,224	NM	-87.1%
Restructuring costs	11,690	32,534	24,178	-64.1%	34.6%
Provision for doubtful accounts	6,244	13,319	20,069	-53.1%	-33.6%
Loss on financial guarantees and other contracts	518	2,053	5,022	-74.8%	-59.1%
Impairment of owned communities and land parcels	5,907	31,685	27,816	-81.4%	13.9%
Impairment of goodwill and intangible assets	—	—	121,828	N/A	N/A
Costs incurred on behalf of managed communities	831,008	949,331	996,888	-12.5%	-4.8%
Total operating expenses	1,394,062	1,586,504	1,898,508	-12.1%	-16.4%
Income (loss) from operations	12,639	(127,744)	(342,501)	NM	-62.7%
Other non-operating income (expense):					
Interest income	1,096	1,341	6,002	-18.3%	-77.7%
Interest expense	(7,707)	(10,273)	(6,615)	-25.0%	55.3%
Gain (loss) on investments	932	3,556	(7,770)	-73.8%	NM
Gain on fair value of liquidating trust notes	5,240	—	—	N/A	N/A
Other income (expense)	1,181	6,553	(22,083)	-82.0%	NM
Total other non-operating income (expense)	742	1,177	(30,466)	-37.0%	NM
Gain on the sale of real estate and equity interests	27,672	21,651	17,374	27.8%	24.6%
Sunrise's share of earnings (loss) and return on investment in unconsolidated communities	7,521	5,673	(13,846)	32.6%	NM
Loss from investments accounted for under the profit sharing method	(9,650)	(12,808)	(1,329)	-24.7%	863.7%
Income (loss) before (provision for) benefit from income taxes and discontinued operations	38,924	(112,051)	(370,768)	NM	-69.8%
(Provision for) benefit from income taxes	(6,559)	3,942	47,137	NM	-91.6%
Income (loss) before discontinued operations	32,365	(108,109)	(323,631)	NM	-66.6%
Discontinued operations, net of tax	68,461	(25,406)	(120,475)	NM	-78.9%
Net income (loss)	100,826	(133,515)	(444,106)	NM	-69.9%
Less: (Income) loss attributable to noncontrolling interests, net of tax	(1,759)	(400)	4,927	339.8%	NM
Net income (loss) attributable to common shareholders	$ 99,067	$ (133,915)	$ (439,179)	NM	-69.5%

Segment results are as follows (in thousands):

	For the Year Ended December 31, 2010						
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Unallocated Corporate and Eliminations	Total
Revenues	$1,056,300	$ (751)	$ 1,330	$360,951	$20,127	$ (31,256)	$1,406,701
Community expense	2,439	152	32	293,139	(4)	(26,772)	268,986
Development expense	68	4,216	3	5	191	1	4,484
Depreciation and amortization	11,148	1,718	—	17,833	163	10,221	41,083
Other operating expenses	951,099	2,597	6,313	61,001	16,436	36,156	1,073,602
Impairment of owned communities, land parcels, goodwill and intangibles	—	4,139	—	1,768	—	—	5,907
Income (loss) from operations	91,546	(13,573)	(5,018)	(12,795)	3,341	(50,862)	12,639
Interest income	310	108	536	194	(75)	23	1,096
Interest expense	(384)	(741)	—	(4,852)	(3)	(1,727)	(7,707)
Foreign exchange gain/(loss)	—	—	—	2,203	(469)	—	1,734
Sunrise's share of earnings and return on investment in unconsolidated communities	—	—	7,521	—	—	—	7,521
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	117,287	(22,159)	3,506	(15,807)	2,487	(46,390)	38,924
Investments in unconsolidated communities	—	—	38,675	—	—	—	38,675
Segment assets	120,657	39,481	48,038	284,718	9,619	198,945	701,458
Expenditures for long-lived assets	—	4,985	—	10,793	77	—	15,855
Deferred gains on the sale of real estate and deferred revenue	—	15,487	—	—	—	700	16,187

	For the Year Ended December 31, 2009						
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Unallocated Corporate and Eliminations	Total
Revenues	$1,105,553	$ 6,637	$ 2,151	$344,900	$27,597	$ (28,078)	$1,458,760
Community expense	2,168	214	42	282,929	—	(21,561)	263,792
Development expense	25	9,347	606	312	1,682	402	12,374
Depreciation and amortization	11,925	1,927	—	17,347	382	14,731	46,312
Other operating expenses	1,058,797	25,285	6,306	61,183	25,009	55,761	1,232,341
Impairment of owned communities, land parcels, goodwill and intangibles	—	28,897	—	2,953	—	(165)	31,685
Income (loss) from operations	32,638	(59,033)	(4,803)	(19,824)	524	(77,246)	(127,744)
Interest income	413	869	7	225	(10)	(163)	1,341
Interest expense	(169)	(926)	—	(4,866)	—	(4,312)	(10,273)
Foreign exchange gain/(loss)	—	—	—	7,989	(632)	—	7,357
Sunrise's share of earnings and return on investment in unconsolidated communities	—	—	5,673	—	—	—	5,673
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	36,659	(53,678)	877	(16,961)	(913)	(78,035)	(112,051)
Investments in unconsolidated communities	—	—	64,971	—	—	—	64,971
Segment assets	141,389	71,061	71,124	289,259	13,862	323,894	910,589
Expenditures for long-lived assets	—	9,794	—	10,060	45	—	19,899
Deferred gains on the sale of real estate and deferred revenue	—	16,865	—	—	—	5,000	21,865

	For the Year Ended December 31, 2008						
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Unallocated Corporate and Eliminations	Total
Revenues	$1,189,572	$ 27,425	$ 2,303	$335,847	$32,803	$ (31,943)	$1,556,007
Community expense	(535)	774	122	277,265	—	(24,458)	253,168
Development expense	5,065	21,405	3,121	15	4,335	177	34,118
Depreciation and amortization	6,969	1,132	88	15,295	331	15,372	39,187
Other operating expenses	1,130,122	113,672	19,556	60,401	22,749	75,891	1,422,391
Impairment of owned communities, land parcels, goodwill and intangibles	121,553	5,870	6,350	15,871	—	—	149,644
(Loss) income from operations	(73,602)	(115,428)	(26,934)	(33,000)	5,388	(98,925)	(342,501)
Interest income	825	425	836	289	621	3,006	6,002
Interest expense	(287)	(1,260)	(366)	(4,471)	—	(231)	(6,615)
Foreign exchange loss	—	(9,796)	—	(4,399)	(3,075)	—	(17,270)
Sunrise's share of losses and return on investment in unconsolidated communities	—	—	(13,846)	—	—	—	(13,846)
(Loss) income before income taxes, discontinued operations, and noncontrolling interests	(72,681)	(112,091)	(40,026)	(40,595)	2,936	(108,311)	(370,768)
Investments in unconsolidated communities	—	—	66,852	—	—	—	66,852
Segment assets	192,079	184,786	80,836	417,018	21,929	484,909	1,381,557
Expenditures for long-lived assets	—	137,449	—	16,555	19,270	—	173,274
Deferred gains on the sale of real estate and deferred revenue	—	26,291	—	—	—	62,415	88,706

The following table summarizes our portfolio of operating communities at December 31, 2010, 2009 and 2008:

	As of December 31,			Percent Change	
	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
Total communities					
Owned	10	20	34	-50.0%	-41.2%
Leased	26	26	27	0.0%	-3.7%
Variable Interest Entity/ Consolidated Venture	2	2	11	0.0%	-81.8%
Unconsolidated ventures	137	201	203	-31.8%	-1.0%
Managed	144	135	160	6.7%	-15.6%
Total	319	384	435	-16.9%	-11.7%
Unit capacity	31,170	40,353	49,851	-22.8%	-19.1%

Adjusted Income (Loss) from Ongoing Operations

Adjusted income (loss) from ongoing operations is a measure of operating performance that is not calculated in accordance with U.S. generally accepted accounting principles and should not be considered as a substitute for income/loss from operations or net income/loss. Adjusted income (loss) from ongoing operations is used by management to focus on cash generated from our ongoing operations and to help management assess if adjustments to current spending decisions are needed.

The following table reconciles adjusted income (loss) from ongoing operations to income (loss) from operations (in millions):

	Twelve Months Ended December 31,		
	2010	2009	2008
Income (loss) from operations	$ 12.6	$(127.7)	$(342.5)
Buyout fees	(63.3)	—	(0.6)
Loss from operations excluding buyout fees	(50.7)	(127.7)	(343.1)
Non-cash expenses:			
Depreciation and amortization	41.1	46.3	39.2
Write-off of capitalized project costs	—	14.9	95.8
Allowance for uncollectible receivables from owners	4.9	11.2	18.8
Stock compensation	4.0	3.1	3.2
Impairment of long-lived assets	5.9	31.7	149.6
Income (loss) from operations after adjustment for non-cash expenses	5.2	(20.5)	(36.5)
Accounting Restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation	(1.3)	3.9	30.2
Restructuring costs	11.7	32.5	24.2
Adjusted income from ongoing operations	$ 15.6	$ 15.9	$ 17.9

2010 Compared to 2009

Operating Revenue

Management fees

Management fees were $107.8 million in 2010 compared to $112.5 million in 2009, a decrease of $4.7 million or 4.1%. This decrease was primarily comprised of:

- $9.0 million decrease as a result of terminated management agreements;
- $1.7 million decrease as a result of our agreement to settle certain management agreement disputes with one of our venture partners;
- $2.0 million decrease as a result of contractual obligations to meet specified operating thresholds on two of our portfolios; partially offset by
- $1.8 million increase in incentive management fees;
- $4.7 million increase from international communities in the lease-up phase; and
- $3.3 million increase from North American communities in the lease-up phase.

Buyout fees

Buyout fees were $63.3 million in 2010 as a result of the buyout of management agreements. We received no buyout fees in 2009.

Resident fees for consolidated communities

Resident fees for consolidated communities were $360.9 million in 2010 compared to $344.9 million in 2009, an increase of $16.0 million or 4.6%. This increase was primarily comprised of:

- $6.8 million increase from increases in average daily rates;
- $6.3 million increase from one domestic and three Canadian communities in the lease-up phase;
- $1.9 million increase due to a 2009 nonrecurring charge to entrance fee income amortization; and
- $1.0 million increase from higher occupancy.

Ancillary fees

Ancillary fees were comprised of the following:

(In millions)	2010	2009
New York Health Care Services	$41.1	$38.5
Fountains Health Care Services	2.0	5.1
International Health Care Services	—	1.8
	$43.1	$45.4

Professional fees from development, marketing and other

Professional fees from development, marketing and other were $4.3 million in 2010 compared to $13.2 million in 2009, a decrease of $8.9 million or 67.6%. This decrease was primarily comprised of:

- $2.9 million decrease in international fees due to the cessation of international development activity; and
- $6.0 million decrease in domestic design and development fees from the reduction of domestic projects from 15 communities in 2009 to none in 2010.

Reimbursed costs incurred on behalf of managed communities

Reimbursed costs incurred on behalf of managed communities were $827.2 million in 2010 compared to $942.8 million in 2009. The decrease of $115.6 million or 12.3% was due primarily to significantly fewer managed communities by the end of 2010 compared to 2009.

Operating Expenses

Community expense for consolidated communities

Community expense for consolidated communities was $269.0 million in 2010 compared to $263.8 million in 2009, an increase of $5.2 million or 2.0%. This increase was primarily comprised of:

- $7.1 million increase from higher expenses in existing communities;
- $2.2 million increase from the addition of three Canadian communities and one domestic community; partially offset by
- $4.2 million decrease primarily from insurance adjustments in 2009 that did not recur in 2010.

Community lease

Community lease expense increased $0.9 million from $59.3 million in 2009 to $60.2 million in 2010 primarily related to rent associated with one ceased development project in 2010.

Depreciation and amortization

Depreciation and amortization expense was $41.1 million in 2010 and $46.3 million in 2009, a decrease of $5.2 million or 11.3%. This decrease was primarily comprised of a net decrease of $1.2 million of amortization expense primarily as a result of a change in the estimated lives of certain management agreements and a decrease of $4.0 million in depreciation expense.

Ancillary expenses

Ancillary expenses were comprised of the following:

(In millions)	2010	2009
New York Health Care Services	$38.5	$35.8
Fountains Health Care Services	2.0	4.8
International Health Care Services	—	1.9
	$40.5	$42.5

General, administrative and venture expense

General and administrative expense was $124.7 million in 2010 compared to $114.6 million in 2009, an increase of $10.1 million or 8.9%. This increase was primarily comprised of:

- $13.8 million increase related to legal and professional fees associated with the HCP litigation and our transactions with HCP and Ventas;
- $8.4 million increase in bonuses, severance costs and other employment related costs;
- $2.0 million increase in insurance related costs; partially offset by
- $7.8 million decrease in salaries as a result of our cost reduction program;
- $5.0 million decrease in costs related to general corporate expenses as a result of cost containment initiatives including a reduction of information technology costs, training and education and temporary help; and
- $1.4 million decrease in costs related to our executive deferred compensation plan.

Development expense

Development expense was $4.5 million in 2010 compared to $12.4 million in 2009, a decrease of $7.9 million or 63.8%. This decrease was due to all communities previously under development being opened or abandoned in 2009. In 2010, the costs incurred related to carrying costs on the remaining land parcels and the closing out of these projects.

Write-off of capitalized project costs

Projects that were no longer deemed probable had $14.9 million of costs written off in 2009. In 2010, no project costs were written off.

Accounting Restatement, Special Independent Committee Inquiry, SEC Investigation and Stockholder Litigation

Legal and accounting fees related to the accounting restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation were $(1.3) million in 2010 compared to $3.9 million in 2009. The stockholder litigation was settled in the second quarter of 2009. The SEC investigation was settled in July 2010. In 2010, we received an insurance reimbursement for previously incurred costs.

Restructuring costs

Costs associated with our 2008 and 2009 corporate restructuring plans were $11.7 million in 2010 and $32.5 million in 2009. The reduction in restructuring costs was due to the finalization of our corporate restructuring in 2010.

Provision for doubtful accounts

The provision for doubtful accounts was $6.2 million in 2010 compared to $13.3 million in 2009, a decrease of $7.1 million or 53.1%. In 2009, we took a reserve of $8.0 million related to advances to a venture and an operating deficit guarantee for Aston Gardens.

Loss on financial guarantees and other contracts

We recorded a loss on our financial guarantees of $0.5 million and $2.1 million in 2010 and 2009, respectively. In 2010, the loss related to construction cost overrun guarantees on a condominium project and a guarantee to fund certain amounts towards an expansion project for one of our ventures. In 2009, the loss related to the condominium project mentioned, a completion guarantee on an operating property and a settlement of operating deficit guarantees to a venture.

Impairment of owned communities and land parcels

Impairment of owned communities and land parcels was $5.9 million in 2010 relating to eight land parcels, two operating communities, one condominium project and two ceased development projects. Impairment of owned communities and land parcels was $31.7 million in 2009 relating to one operating community, 11 land parcels, two ceased development projects and one condominium project.

Costs incurred on behalf of managed communities

Costs incurred on behalf of managed communities were $831.0 million in 2010 compared to $949.3 million in 2009. The decrease of 12.5% was due primarily to significantly fewer managed communities by the end of 2010 compared to 2009.

Other Non-Operating Income and Expense

Total other non-operating income was $0.7 million and $1.2 million in 2010 and 2009, respectively. The decrease in other non-operating income was primarily due to:

- $2.6 million decrease in interest expense due to lower debt levels;
- $2.7 million decrease in gains on the fair value of our marketable securities;
- $5.2 million gain on the fair value of our liquidating trust note; and

- $1.7 million for net foreign exchange gains in 2010 compared to $7.4 million for net foreign exchange gains in 2009 detailed in the following table (in millions):

	2010	2009
Canadian Dollar	$ 2.2	$ 8.0
British Pound	(0.5)	(0.6)
Total	$ 1.7	$ 7.4

Gain on the Sale of Real Estate and Equity Interests

Gain on the sale of real estate and equity interests was $27.7 million and $21.7 million for 2010 and 2009, respectively. In 2010, we sold our equity interest in nine limited liability companies in the U.S. and two limited partnerships in Canada to our venture partner and recognized a $25.0 million gain on the transaction. The remaining gains recognized in 2010 resulted from transactions which occurred in prior years for which the recognition of gain had been deferred due to various forms of continuing involvement. In 2009, the gains primarily resulted from transactions which occurred in prior years for which the recognition of gain had been deferred due to various forms of continuing involvement.

Sunrise's Share of Earnings (Loss) and Return on Investment in Unconsolidated Communities

(in millions)	2010	2009
Sunrise's share of earnings in unconsolidated communities	$ 8.6	$ 4.3
Return on investment in unconsolidated communities	9.9	10.6
Impairment of equity investments	(11.0)	(9.2)
	$ 7.5	$ 5.7

The increase in our share of earnings in unconsolidated communities of $4.3 million was primarily due to the amendment of the cash distribution provisions of a venture agreement for one of our U.K. ventures resulting in $7.9 million higher income in 2010 and approximately $10.8 million in lower operating losses from our ventures in 2010 compared to 2009. This is partially offset by our U.K. venture, in which we have a 20% interest, selling two communities and three communities to a venture in which we have a 10% interest for 2010 and 2009, respectively. As a result of the sale, the venture recorded gains of which we recognized $4.6 million and $19.0 million for our equity interest in the earnings for 2010 and 2009, respectively.

Distributions from operations from investments where the book value is zero and we have no contractual or implied obligation to support the venture (return on investment in unconsolidated communities) were $1.0 million lower in 2010 than 2009. In 2010, the expiration of contractual obligations resulted in the recognition of $0.3 million of gain.

In 2010, based on an event of default under the loan agreements of two ventures in which we own a 20% interest, we considered our equity to be other than temporarily impaired and wrote-off the remaining equity balance of $ 1.9 million for one venture and wrote down the equity balance of the other venture by $1.2 million. Also in 2010, we chose not to participate in a capital call for two ventures in which we had a 20% interest and as a result our initial equity interest in those ventures was diluted to zero. Accordingly, we wrote off our remaining investment balance of $1.8 million which is reflected in Sunrise's share of earnings (loss) and return on investment in unconsolidated communities in our consolidated statement of operations. In addition, based on poor operating performance of two communities in one venture in which we have a 20% interest, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $0.7 million.

We have one cost method investment in a company in which we have an approximate 9% interest. In 2010, based on the inability of this company to secure continued financing and having significant debt maturing in 2010, we considered our equity to be other than temporarily impaired and wrote off our equity balance of $5.5 million which is recorded as part of Sunrise's share of (loss) earnings and return on investment in unconsolidated communities.

In 2009, we wrote-down our equity investments in two of our development ventures by $7.4 million based on poor performance and defaults under the ventures' construction loan agreements. In 2009, based on the receipt of a notice of default from the lender to a venture in which we own a 20% interest and the poor rental experience in the venture, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $1.1 million. Also in 2009, we chose not to participate in a capital call for a venture in which we had a 20% interest and we wrote off our remaining investment balance of $0.6 million and as a result our initial equity interest in the venture was diluted to zero. We determined the fair value of our investment in a venture in which we had a 1% interest had decreased to zero and was other than temporarily impaired, resulting in an impairment charge of $0.1 million.

Loss from Investments Accounted for Under the Profit-Sharing Method

Loss from investments accounted for under the profit-sharing method was $9.7 million and $12.8 million for 2010 and 2009, respectively. These losses are being generated from a condominium community where profits associated with condominium sales are being deferred until a certain sales threshold is met. The decrease in losses in 2010 is primarily the result of the stabilization and increased profitability of the operations of the health care and amenities unit within the condominium community and the reversal of default interest accrued in 2009 for which a default waiver was obtained in October 2010.

(Provision for) Benefit from Income Taxes

The (provision for) or benefit from income taxes allocated to continuing operations was $(6.6) million and $3.9 million for 2010 and 2009, respectively. Our effective tax (rate) benefit from continuing operations was (16.9)% and 3.3% for 2010 and 2009, respectively, primarily relating to alternative minimum tax, tax contingencies and state income taxes. As of December 31, 2010, we are continuing to offset our net deferred tax assets by a full valuation allowance.

Discontinued Operations

Income/(loss) from discontinued operations was $68.5 million and $(25.4) million for 2010 and 2009, respectively. Discontinued operations consists primarily of our German operations; two communities sold in 2010; 22 communities sold in 2009; one community closed in 2009; our Greystone subsidiary sold in 2009; and our Trinity subsidiary which ceased operations in the fourth quarter of 2008. In 2010, we recognized a gain of $56.8 million related to the German debt restructuring which is included in discontinued operations.

2009 Compared to 2008

Operating Revenue

Management fees and buyout fees

Management and buyout fees were $112.5 million in 2009 compared to $130.2 million in 2008, a decrease of $17.7 million or 13.6%. This decrease was primarily comprised of:

- $7.7 million decrease related to management fees from the Fountains venture;
- $6.0 million decrease primarily due to lower occupancy;
- $5.3 million decrease as a result of terminated management agreements;

- $0.6 million decrease as a result of management agreement buyout fees paid in 2008;
- $2.0 million decrease in incentive management fees; partially offset by
- $1.0 million increase related to international communities;
- $2.6 million increase from communities in the lease-up phase; and
- $3.2 million increase from an increase in average daily rates.

Resident fees for consolidated communities

Resident fees for consolidated communities were $344.9 million in 2009 compared to $335.7 million in 2008, an increase of $9.2 million, or 2.7%. This increase was primarily comprised of:

- $7.8 million from the addition of three consolidated Canadian communities and one domestic community;
- $5.1 million from increases in average daily rates; partially offset by a
- $3.6 million decrease due to lower occupancy.

Ancillary fees

Ancillary fees were comprised of the following:

(In millions)	2009	2008
New York Health Care Services	$38.5	$35.3
Fountains Health Care Services	5.1	5.5
International Health Care Services	1.8	1.7
	$45.4	$42.5

Professional fees from development, marketing and other

Professional fees from development, marketing and other were as follows:

(In millions)	2009	2008
North America	$ 7.2	$26.1
International	6.0	18.1
	$13.2	$44.2

The $31.0 million decrease in professional fees in 2009 compared to 2008 was comprised primarily of a $16.3 million decrease in North American development fees due to final completion stages of projects for whom the majority of the revenue had been recognized previously and $2.6 million in design fees. Internationally, development fees decreased $12.1 million due to two less projects in 2009 compared to 2008 and $1.1 million decrease in guarantee fees due to no projects in 2009 earning guarantee fees.

Reimbursed costs incurred on behalf of managed communities

Reimbursed costs incurred on behalf of managed communities were $942.8 million in 2009 compared to $1,003.3 million in 2008. This decrease of 6.0% was due primarily to 47 fewer communities in 2009 than 2008.

Operating Expenses

Community expense for consolidated communities

Community expense for consolidated communities was $263.8 million in 2009 compared to $253.2 million in 2008, an increase of $10.6 million or 4.2%. This increase was primarily comprised of:

- $7.2 million from the addition of three Canadian communities and one domestic community;
- $2.1 million from existing communities due to increased labor costs partially offset by reductions in food and repairs and maintenance; and
- $2.6 million from an insurance credit in 2008.

Community lease expense

Community lease expense decreased $0.5 million primarily related to a decrease in contingent rent for two communities.

Depreciation and amortization

Depreciation and amortization expense was $46.3 million in 2009 compared to $39.2 million in 2008, an increase of $7.1 million or 18.2%. This increase was primarily comprised of $5.2 million additional amortization expense related to the change in the estimated lives of management agreements and $1.2 million of incremental depreciation related to the addition of three consolidated Canadian communities and one domestic community.

Ancillary expenses

Ancillary expenses were comprised of the following:

(In millions)	2009	2008
New York Health Care Services	$35.8	$33.3
Fountains Health Care Services	4.8	5.1
International Health Care Services	1.9	1.7
	$42.5	$40.1

General and administrative

General and administrative expense was $114.6 million in 2009 compared to $150.3 million in 2008, a decrease of $35.7 million or 23.8%. This decrease is primarily due to:

- $11.6 million decrease in salaries and bonus as a result of our cost reduction program;
- $17.0 million decrease in general corporate expenses including information technology costs, training and education and temporary help;
- $4.4 million decrease in travel;
- $7.2 million decrease in bonus expense related to one of our ventures;
- $1.5 million decrease related to an employee litigation settlement in 2008;
- $1.2 million decrease due to a 2008 penalty related to one of our communities; partially offset by
- $5.1 million increase in executive deferred compensation costs.

Development expense

Development expense was $12.4 million in 2009 compared to $34.1 million in 2008, a decrease of $21.7 million or 63.7%. This decrease, related to the reduction of development activity, was primarily comprised of:

- $11.2 million decrease in development labor costs; and
- $10.5 million decrease in development related expenses including travel, insurance, professional fees, legal, telecommunication, and other costs.

Write-off of capitalized project costs

The write-off of capitalized project costs was $14.9 million in 2009 and $95.8 million in 2008. In 2009, we had one significant project write-off of $11.0 million. In 2008, we suspended the development of three condominium projects and we wrote off $27.7 million of development costs. Also, based on our decision to decrease our development pipeline, we wrote off approximately $68.1 million of costs related to 215 development projects we discontinued in 2008.

Accounting Restatement, Special Independent Committee Inquiry, SEC investigation and pending stockholder litigation

We incurred legal and accounting fees of approximately $3.9 million in 2009 and $30.2 million in 2008 related to the accounting restatement, the Special Independent Committee inquiry, the SEC investigation and responding to various shareholder actions. The Special Independent Committee inquiries and the accounting restatement were completed in the first quarter of 2008.

Restructuring cost

Costs associated with the 2009 and 2008 restructuring plans were $32.5 million in 2009 and $24.2 million in 2008. In 2009 and 2008, we initiated a plan to reduce our general and administrative expense, development and venture support head count and certain non-payroll costs. We eliminated 336 positions in overhead and development, primarily in our McLean, Virginia community support office through the end of 2009.

Provision for doubtful accounts

The provision for doubtful accounts was $13.3 million in 2009 compared to $20.1 million in 2008, a decrease of $6.8 million or 33.6%. This decrease was primarily due to a reserve of $6.4 million for advances to a venture and a $1.6 million reserve write-off of the remaining Aston Gardens operating deficit guarantee in 2009 compared to a reserve of $14.2 million for the Fountains operating deficit guarantee loan in 2008.

Loss on financial guarantees and other contracts

We recorded a loss on our financial guarantees of $2.1 million in 2009 related to construction cost overrun guarantees on a condominium project, a completion guarantee on an operating property and a settlement of operating deficit guarantees on a venture.

Loss on financial guarantees and other contracts was $5.0 million in 2008 which was comprised of approximately $2.6 million in construction cost overrun guarantees on the condominium project and $2.4 million for income support.

Impairment of owned communities, land parcels, goodwill and intangible assets

In 2009, we recorded impairment charges of $31.7 million related to 11 land parcels, two ceased developments, one community and one condominium project.

In 2008, we recorded an impairment charge of $121.8 million related to all the goodwill for our North American business segment which resulted from our acquisition of MSLS in 2003 and Karrington Health, Inc. in 1999. In addition, we recorded impairment charges of $15.8 million related to two communities in the U.S. and $12.0 million related to land parcels that are no longer expected to be developed.

Costs incurred on behalf of managed communities

Costs incurred on behalf of managed communities were $949.3 million in 2009 compared to $996.9 million in 2008, a decrease of $47.6 million or 4.8%. This decrease was due primarily to 47 fewer managed communities in 2009 than 2008 and higher insurance charges in 2008.

Other Non-operating Income (Expense)

Total other non-operating income (expense) was $1.2 million and $(30.5) million for 2009 and 2008, respectively. The change in other non-operating income (expense) was primarily due to:

- $4.7 million decrease in interest income;
- $3.7 million increase in interest expense due to a decrease in interest capitalized as a result of communities under construction being put into operation;
- $11.3 million increase in net gains on our investments in auction rate securities which are classified as trading securities and carried at fair value; and
- $7.4 million for net foreign exchange gains in 2009 compared to $(17.3) million of net foreign exchange losses in 2008 detailed in the following table (in millions):

	2009	2008
Canadian Dollar	$ 8.0	$(14.2)
British Pound	(0.6)	(3.1)
Total	$ 7.4	$(17.3)

Gain on the Sale of Real Estate and Equity Interests

Gain on the sale of real estate and equity interests fluctuates depending on the timing of dispositions of communities and the satisfaction of certain operating contingencies and guarantees. Gains in 2009 and 2008 are as follows (in millions):

	December 31,	
	2009	**2008**
Properties accounted for under basis of performance of services	$10.5	$ 9.6
Properties accounted for previously under financing method	—	0.5
Properties accounted for previously under deposit method	3.4	0.9
Properties accounted for under the profit-sharing method	8.9	6.7
Land and community sales	(0.4)	(0.9)
Condominium sales	(1.0)	1.0
Sales of equity interests and other sales	0.3	(0.4)
Total gains on the sale of real estate and equity interests	$21.7	$17.4

In 2009 and 2008, we recognized pre-tax gains of approximately $12.3 million and $8.1 million, respectively, related to previous sales of real estate where sale accounting was not initially achieved due to guarantees and other forms of continuing involvement. The gain was recognized in the year those guarantees were released. At December 31, 2009, there was no remaining deferred gain from previous sales of real estate where sale accounting was not achieved.

Sunrise's Share of Earnings (Losses) and Return on Investment in Unconsolidated Communities

(in millions)	December 31, 2009	December 31, 2008
Sunrise's share of earnings (losses) in unconsolidated communities	$ 4.3	$(31.0)
Return on investment in unconsolidated communities	10.6	33.4
Impairment of equity investments	(9.2)	(16.2)
Sunrise's share of earnings (losses) on investment in unconsolidated communities	$ 5.7	$(13.8)

The increase in our share of earnings (losses) in unconsolidated communities of $35.3 million was primarily due to our U.K. venture, in which we have a 20% interest, selling four communities to a venture in which we have a 10% interest. As a result of sales, the venture recorded a gain of which we recognized $19.5 million for our equity interest in the earnings. In addition, there were non-recurring losses in 2008 of $6.2 million and $4.7 million from our Fountains and Aston Gardens ventures, respectively, and operating losses from joint ventures were smaller in 2009 compared to 2008.

In 2009, our return on investment in unconsolidated communities was the result of operating distributions of $10.6 million from investments where the book value was zero and we had no contractual obligation or implied obligations to support the venture.

In 2008, our return on investment in unconsolidated communities was the result of the following: (1) the expiration of three contractual obligations which resulted in the recognition of $9.2 million of income from the recapitalization of three ventures; (2) receipt of $8.3 million of proceeds resulting from the refinancing of the debt of one of our ventures with eight communities; (3) the recapitalization and refinancing of debt of one venture with two communities which resulted in a return on investment of $3.3 million; and (4) distributions of $12.7 million from operations from investments where the book value is zero and we have no contractual or implied obligations to support the venture.

In 2009, we wrote-down our equity investments in two of our development ventures by $7.4 million based on poor performance and defaults under the ventures' construction loan agreements. In 2009, based on the receipt of a notice of default from the lender to a venture in which we own a 20% interest and the poor rental experience in the venture, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $1.1 million. Also in 2009, we chose not to participate in a capital call for a venture in which we had a 20% interest and we wrote off our remaining investment balance of $0.6 million and as a result our initial equity interest in the venture was diluted to zero. We determined the fair value of our investment in a venture in which we had a 1% interest had decreased to zero and was other than temporarily impaired, resulting in an impairment charge of $0.1 million.

In 2008, we wrote-down our equity investments in our Fountains and Aston Gardens ventures by $10.7 million and $4.8 million, respectively.

In 2008, a lease between a landlord and a venture, in which we hold a 25% interest, was terminated. The venture received a termination fee of $4.0 million, of which our proportionate share was $1.0 million. As a result of the lease termination, the venture was liquidated and we recorded an impairment charge of $0.7 million.

Loss from Investments Accounted for Under the Profit Sharing Method

Loss from investments accounted for under the profit-sharing method was $12.8 million and $1.3 million for 2009 and 2008, respectively. The increase in loss in 2009 from 2008 was due primarily to an increase in operating and interest expense in the ventures. We apply the profit-sharing method to two transactions that occurred in 2006 where we sold a majority interest in two separate entities related to a developed condominium project as we provided guarantees to support the operations of the entities for an extended period of time.

Benefit from Income Taxes

The benefit from income taxes was $3.9 million and $47.1 million in 2009 and 2008, respectively. Our effective tax benefit rate was 3.3% and 13.7% in 2009 and 2008, respectively. At December 31, 2009 and 2008, our net deferred tax liabilities were zero and $2.8 million, respectively, and at December 31, 2009 and 2008, we had a total valuation allowance against deferred tax assets of $167.2 million and $138.8 million, respectively. The effective tax rate in 2008 is significantly impacted by the increase in the valuation allowance as of December 31, 2008 as we determined that as of the end of 2008, we are no longer able to conclude that it is more likely than not that net deferred tax assets will be realized. In 2009 and 2008, the effective tax rate was significantly impacted by the write-off of goodwill that was partially non-deductible for tax purposes.

Discontinued Operations

Loss from discontinued operations was $25.4 million and $120.5 million for 2009 and 2008, respectively. Discontinued operations consists of our German operations; two communities sold in 2010; 22 communities sold in 2009; one community closed in 2009; our Greystone subsidiary sold in 2009; and our Trinity subsidiary which ceased operations in the fourth quarter of 2008.

Segment Analysis - 2010 compared to 2009

The following analysis compares the 2010 operating results of our segments to the 2009 operating results.

North American Management

Revenue and expenses within the North American Management segment is comprised of management fees, revenue from reimbursed costs and costs incurred on behalf of managed communities and revenue and expenses from our New York Dignity and Fountains Home Health operations. Revenue was $1,056.3 million in 2010 compared to $1,105.6 million in 2009, a decrease of $49.3 million or 4.5% due primarily to significantly fewer communities managed, the sale of certain pieces of our home health business, three home health units no longer operating partially offset by buyout fees of $63.3 million. Operating expenses were $964.8 million in 2010 compared to $1,072.9 million in 2009, a decrease of $108.1 million or 10.1%. The decrease in expenses was due primarily to significantly fewer communities managed, three home health units no longer operating and overhead cost reductions.

Overall, income before income taxes and discontinued operations in 2010 was $117.3 million compared to a $36.7 million from the prior year. This increase in income was due primarily to the reasons stated above. This segment's income does not reflect unallocated expenses that reside in our unallocated corporate and eliminations segment, which reported a loss from operations of $46.4 million and $78.0 million in 2010 and 2009, respectively.

North American Development

Revenue and expenses within the North American Development segment is comprised of professional fees from development, marketing and other along with the associated expenses. Revenue decreased $7.4 million and development expense decreased $5.1 million as there was no development activity in 2010 compared to 2009. Other operating expenses decreased $47.7 million due to a decrease in the write-off of capitalized project costs and restructuring costs for positions eliminated in 2009. Overall the loss before income taxes and discontinued operations decreased to $22.2 million in 2010 from $53.7 million in 2009 for the reasons stated.

Equity Method Investments

Equity Method Investments revenue and expense consists primarily of our proportionate share of revenues and expenses generated from our equity method investments. The increase of $2.6 million in income from this segment in 2010 compared to 2009 relates primarily to better performance by Sunrise's ventures. Overall the income before income taxes and discontinued operations increased to $3.5 million in 2010 from $0.9 million in 2009 for the reasons stated.

Consolidated (Wholly Owned/Leased)

Revenue within the Consolidated (Wholly Owned/Leased) segment is comprised of resident fees. Revenue was $361.0 million in 2010 compared to $344.9 million in 2009, an increase of $16.1 million or 4.7%. The increase was due to an increase in the average daily rate, continued lease up of one domestic and three Canadian communities and increases in occupancy.

Operating expense within the Consolidated (Wholly Owned/Leased) segment is comprised of costs to operate our wholly owned/leased communities. Operating expense was $373.7 million in 2010 compared to $364.7 million in 2009, an increase of $9.0 million or 2.5%. This increase was due primarily to higher costs at the communities.

Overall the loss before income taxes and discontinued operations decreased to $15.8 million in 2010 from $17.0 million in 2009 for the reasons stated.

United Kingdom

United Kingdom operating revenue consists of management fees, professional fees from development, marketing and other and reimbursed costs incurred on behalf of managed communities. This segment's revenue decreased $7.5 million from $27.6 million in 2009 to $20.1 million in 2010 primarily due to:

- $5.0 million decrease in reimbursed costs incurred on behalf of managed communities due to the change in the types of costs reimbursed;
- $2.0 million decrease in development fees due to the ceasing of all development activity in the U.K.;
- $1.8 million decrease in ancillary fees as the last communities were sold in 2009; partially offset by
- $1.3 million increase in management fees due to the continued lease up of seven communities that opened in 2009.

U.K. development expense decreased $1.5 million in 2010 from $1.7 million in 2009 to $0.2 million in 2010 due to the ceasing of all development activity in the U.K. This segment's other operating expenses decreased $8.6 million from $25.0 million in 2009 to $16.4 million in 2010 primarily due to:

- $5.0 million decrease in costs incurred on behalf of managed communities due to the change in the types of costs reimbursed;
- $1.8 million decrease in salaries and other general and administrative costs as part of our overall cost reduction program; and
- $1.8 million decrease in ancillary fees as the last communities in a venture were sold in 2009.

U.K. income before income taxes and discontinued operations was $2.5 million in 2010 compared to a loss before income taxes and discontinued operations of $(0.9) million in 2009, an increase of $3.4 million due to the reasons stated above.

Unallocated Corporate and Eliminations

Loss before income taxes and discontinued operations from the Unallocated Corporate and Eliminations segment decreased $31.6 million in 2010 compared to 2009. This lower loss was primarily due to a decrease in the restructuring plan expenses in 2010 as plans announced in 2008 and 2009 were concluded, a decrease in restatement expenses due to the settlement with the SEC in 2010 and a decrease in interest expense.

Segment Analysis - 2009 Compared to 2008

North American Management

Revenue within the North American Management segment are comprised of management fees, resident fees from our New York Dignity and Fountains Home Health operations and reimbursed costs incurred on behalf of managed communities. Revenue was $1,105.6 million in 2009 compared to $1,189.6 million in 2008, a decrease of $84.0 million or 7.1%. Management fees decreased $22.0 million due to the termination of management agreements, lower occupancy and management fees related to the Fountains venture. Reimbursed costs incurred on behalf of the managed communities decreased $64.5 million due to significantly fewer communities managed in 2009 than 2008.

Operating expense within the North American Management segment is comprised of costs to operate the management company, community expense to operate the New York Dignity and Fountains Home Health operations and costs incurred on behalf of managed communities. Operating expense was $1,072.9 million in 2009 compared to $1,263.2 million in 2008, a decrease of $190.3 million or 15.1%. The decrease was primarily due to the impairment charge of $121.8 million related to all the goodwill from the acquisition of MSLS in 2003 and Karrington Health, Inc. in 1999. In addition, general and administrative costs decreased $20.9 million and costs incurred on behalf of managed communities decreased $57.2 million from 2008 due to significantly fewer communities managed in 2009 than 2008.

Overall, income before benefit from income taxes and discontinued operations in 2009 was $36.7 million compared to a loss of $(72.7) million from the prior year. However, although favorable, the 2009 income from operations does not reflect unallocated expenses that reside in our unallocated corporate and eliminations segment, which reported a loss from operations of $78.0 million in 2009.

North American Development

Revenue within the North American Development segment are comprised of professional fees from development, marketing and other. Revenue was $6.6 million in 2009 compared to $27.4 million in 2008, a decrease of $20.8 million or 75.9%. The decrease was due to the wind down of development activity in North America in 2009.

Operating expense within the North American Development segment is comprised of costs to develop Sunrise communities. Operating expense was $65.7 million in 2009 compared to $142.9 million in 2008, a decrease of $77.2 million or 54.0%. The decrease was primarily due to write-off of capitalized projects costs. The write-off of North American capitalized projects was $14.9 million in 2009 compared to $95.8 million in 2008 resulting in an $80.9 million decrease. Our development expense decreased $12.1 million in 2009 due to decreased development activity. These decreases were offset by an increase of $23.0 million in impairment of land parcels.

Loss before benefit from income taxes and discontinued operations in 2009 was $53.7 million, a decrease of $58.4 million from the prior year for reasons described above.

Equity Method Investments

Equity Method Investments revenue and expense consists primarily of our proportionate share of revenues and expenses generated from our equity method investments. Revenue was $2.2 million in 2009 compared to $2.3 million in 2008, a decrease of $0.1 million or 4.3%.

Equity Method Investments expenses consists primarily of operating expenses associated with our ventures. Operating expense was $7.0 million in 2009 compared to $29.2 million in 2008, a decrease of $22.2 million or 76.0%. The primary reasons for the decrease of $13.3 million were a decrease of $7.2 million in bonus expense related to our U.K. venture and a $3.3 million decrease in salaries and restructuring costs related to our cost reduction program. Impairment expense decreased $6.4 million due the impairment of land in 2008.

Sunrise's share of (losses) earnings and return on investment in unconsolidated communities was ($13.8) million in 2008 and $5.7 million in 2009, an increase of $19.5 million. Refer to *Sunrise's Share of Earnings (Losses) and Return on Investment in Unconsolidated Communities* for a detailed discussion of this increase.

Income before benefit from income taxes and discontinued operations in 2009 was $0.9 million, an increase of $40.9 million for reasons discussed above.

Consolidated (Wholly Owned/Leased)

Revenue within the Consolidated (Wholly Owned/Leased) segment is comprised of resident fees. Revenue was $344.9 million in 2009 compared to $335.8 million in 2008, an increase of $9.1 million or 2.7%. The increase was due to the addition of three Canadian communities and one domestic community in 2008 and an increase in the average daily rate. The increase was partially offset by a decrease due to lower occupancy.

Operating expense within the Consolidated (Wholly Owned/Leased) segment is comprised of costs to operate our communities. Operating expense was $364.7 million in 2009 compared to $368.8 million in 2008, a decrease of $4.1 million or 1.1%. The decrease was primarily due to a decrease in impairment expense of $12.9 million, partially offset by community expense increasing $5.7 million in 2009 due to the addition of three Canadian communities and one domestic community in 2008 and increased labor costs partially offset by reductions in food and repairs and maintenance.

Loss before benefit from income taxes and discontinued operations in 2009 was ($17.0) million, a decrease of $23.6 million from 2008. The change was primarily due to a decrease of $13.2 million in the loss from operations discussed above and an increase of $12.4 million in foreign exchange gains related to our Canadian communities.

United Kingdom

United Kingdom operating revenue consists of management fees, professional fees from development, marketing and other and reimbursed costs incurred on behalf of managed communities. Operating revenue was $27.6 million in 2009 compared to $32.8 million in 2008. The decrease of $5.2 million was primarily due to a $12.1 million decrease in professional fees from development, marketing and other as we wound down development in the United Kingdom in 2009. This decrease was offset by an increase in management fees and reimbursed costs incurred on behalf of managed communities of $6.8 million due to the opening of seven communities in 2009 and the continued lease up of communities that opened in 2008.

United Kingdom operating expenses consist primarily of development expense and other operating expenses. Development expense was $1.7 million in 2009 compared to $4.3 million in 2008. This decrease of $2.6 million was due to the winding down of development activity in 2009. Other operating expenses increased $2.3 million to $25.0 million in 2009 from $22.7 million in 2008 primarily due to an increase in costs incurred on behalf of managed communities due to the opening of seven communities in 2009 and the continued lease up of communities that opened in 2008.

Overall, loss before benefit from income taxes and discontinued operations in 2009 was $(0.9) million, a decrease of $3.8 million from the prior year for reasons discussed above.

Unallocated Corporate and Eliminations

Revenue within the Unallocated Corporate and Eliminations segment is comprised of the elimination of the Wholly Owned/Leased management and design fees. Revenue was $(28.1) million in 2009 compared to $(31.9) million in 2008, a decrease of $3.8 million or 11.9%. The decrease is due to lower occupancy and minimal design fees in 2009.

Operating expense within the Unallocated Corporate and Eliminations segment is comprised of overhead costs not directly attributable to an operating segment, elimination of the Wholly Owned/Leased management fee expense and the costs from our insurance entities. Operating expense was $49.2 million in 2009 compared to $67.0 million in 2008, a decrease of $17.8 million or 26.6%. General and administrative decreased $32.1 million in 2009 primarily due to a reduction in salaries, professional and legal fees. The decrease was partially offset by an increase of $19.0 million in restructuring costs associated with our plan to reduce overhead costs.

Overall, the loss before benefit from income taxes and discontinued operations in 2009 was ($78.0) million, a decrease of $30.3 million from the prior year due to the changes in loss from operations discussed above.

Liquidity and Capital Resources

Overview

We had $66.7 million and $39.3 million of unrestricted cash and cash equivalents at December 31, 2010 and December 31, 2009, respectively. Since January 1, 2009, we have had no borrowing availability under the Bank Credit Facility. As a result, we have financed our operations primarily with cash generated from operations, asset sales, management agreement buyouts and the sale of equity interests. We believe that our operations and sales of assets will generate sufficient cash to meet our obligations in 2011.

We significantly reduced our debt in 2010, from $440.2 million at the beginning of the year to $163.0 million at December 31, 2010 from proceeds received from asset sales, the sale of venture interests, management agreement buyouts and restructuring of our German debt as discussed in Significant 2010 Developments.

Debt

At December 31, 2010 and December 31, 2009, we had $163.0 million and $440.2 million, respectively, of outstanding debt with a weighted average interest rate of 2.78% and 2.87%, respectively, as follows (in thousands):

	December 31, 2010	December 31, 2009
Community mortgages	$ 96,942	$112,660
German community mortgages	—	196,956
German land parcel	—	1,724
Liquidating trust notes, at fair value	38,264	—
Bank Credit Facility	—	33,728
Land loans	—	33,327
Other	5,284	25,557
Variable interest entity	22,510	23,225
Margin loan (auction rate securities)	—	13,042
	$163,000	$440,219

Of the outstanding debt at December 31, 2010, we had $1.4 million of fixed-rate debt with a weighted average interest rate of 6.67% and $161.6 million of variable rate debt with a weighted average interest rate of 2.75%. We also had $13.5 million of letters of credit outstanding under the Bank Credit Facility at December 31, 2010, which were fully cash collateralized.

In 2010, we have renegotiated the majority of our debt agreements. Of our total debt of $163.0 million, $1.4 million was in default as of December 31, 2010. We are in compliance with the covenants on all our other consolidated debt and expect to remain in compliance in the near term.

Principal maturities of debt at December 31, 2010 are as follows (in thousands):

	Mortgages, Wholly-Owned Properties (1)	Variable Interest Entity Debt	Liquidating Trust Debt	Other	Total
Default	$ —	$ 1,365	$ —	$ —	$ 1,365
2011	75,921	740	—	2,151	78,812
2012	—	775	38,264	1,548	40,587
2013	21,021	810	—	1,548	23,379
2014	—	840	—	37	877
2015	—	880	—	—	880
Thereafter	—	17,100	—	—	17,100
	$96,942	$22,510	$38,264	$5,284	$163,000

(1) In February 2011, we extended the maturity date of $29.1 million of debt relating to a wholly owned community from December 2011 to June 2012 in exchange for a principal payment of $1.0 million plus fees and expenses.

Three communities in Canada that are wholly owned have been slow to lease up. The debt relating to these communities is non-recourse to us but we have provided operating deficit guarantees to the lender. The principal balance of $46.8 million is due in April 2011. We are marketing the communities for sale and expect that the net proceeds from the sale will be sufficient to repay the related debt.

Germany Venture

We owned nine communities in Germany. At the beginning of 2009, we informed the lenders to our German communities and the Hoesel land, an undeveloped land parcel, that our German subsidiary was suspending payment of principal and interest on all loans for our German communities and that we would seek a comprehensive restructuring of the loans and our operating deficit guarantees. As a result of the failure to make payments of principal and interest on the loans for our German communities, we were in default on the loan agreements. We had entered into standstill agreements with the lenders pursuant to which the lenders had agreed not to foreclose on the communities that were collateral for their loans. The standstill agreements also stipulated that neither party would commence or prosecute any action or proceeding to enforce their demand for payment by us pursuant to our operating deficit and principal repayment agreements until the earliest of the occurrence of certain other events relating to the loans.

In 2009, we entered into a restructuring agreement, in the form of a binding term sheet, with three of our lenders ("electing lenders") to seven of the nine communities, to settle and compromise their claims against us, including under operating deficit and principal repayment guarantees provided by us in support of our German subsidiaries. These three lenders contended that these claims had an aggregate value of approximately $148.1 million. The binding term sheet contemplated that, on or before the first anniversary of the execution of definitive documentation for the restructuring, certain other of our identified lenders could elect to participate in the restructuring with respect to their asserted claims. The claims being settled by the three lenders represented approximately 85.2 percent of the aggregate amount of claims asserted by the lenders that could elect to participate in the restructuring transaction.

The restructuring agreement provided that the electing lenders would release and discharge us from certain claims they may have had against us. We issued to the electing lenders 4.2 million shares of our common stock, their pro rata share of up to 5 million shares of our common stock which would have been issued if all eligible lenders had become electing lenders. The fair value of the 4.2 million shares at the time of issuance was $11.1 million. In addition, we granted mortgages for the benefit of all electing lenders on certain of our unencumbered North American properties (the "liquidating trust").

In April 2010, we executed the definitive documentation with the electing lenders and we recognized a gain of $44.0 million, which is included in discontinued operations, in connection with the closing of this transaction. The details of this transaction are outlined below.

As part of the restructuring agreements, we also guaranteed that, within 30 months of the execution of the definitive documentation for the restructuring, the electing lenders would receive a minimum of $49.6 million from the net proceeds of the sale of the liquidating trust, which equals 80 percent of the appraised value of these properties at the time of the restructuring agreement. If the electing lenders did not receive at least $49.6 million by such date, we would make payment to cover any shortfall or, at such lenders' option, convey to them the remaining unsold properties in satisfaction of our remaining obligation to fund the minimum payments. We have sold four assets for gross proceeds of approximately $13.9 million with an aggregate appraised value of $14.5 million through December 31, 2010. As of December 31, 2010, the electing lenders have received net proceeds of $11.5 million as a result of sales from the liquidating trust.

In April 2010, we entered into a settlement agreement with another lender of one of our German communities (a "non-electing lender" for purposes of the restructuring agreement). The settlement released us from certain of our operating deficit funding and payment guarantee obligations in connection with the loans. Upon execution of the agreement, the lender's recourse, with respect to the community mortgage, was limited to the assets owned by the German subsidiaries with respect to that community. In exchange for the release of these obligations, we agreed to pay the lender approximately $9.9 million over four years, with $1.3 million of the amount paid at signing. The payment is secured by a non-interest bearing note. We have recorded the note at a discount by imputing interest on the note using an estimated market interest rate. The balance on the note which is recorded at $5.3 million on the consolidated balance sheets will be accreted to the note's stated amount over the remaining term of the note. We recorded a gain of approximately $8.5 million in connection with this transaction which is included in discontinued operations in our consolidated statements of operations.

In May 2010, we entered into a purchase and sale agreement with GHS Pflegeresidenzen Grundstücks GmbH ("GHS") and TMW Pramerica Property Investment GmbH ("PREI" and together the "Purchasers"), pursuant to which we agreed to sell the real property and certain related assets of eight of our nine German communities. The sale was made for the account of our German lenders as contemplated by our restructuring agreements discussed above. The aggregate purchase price was €60.8 million (approximately $74.5 million as of the signing date) which would be paid directly to the German lenders. In August 2010, we closed into escrow the sale of the real property and certain related assets of seven of our nine German communities and all titles were transferred to the buyer as of November 1, 2010. The consideration for the additional community was paid to the lender that held a lien on the property and we removed the property and the related debt from our balance sheet as of September 30, 2010.

In addition to the restructuring agreements, we entered into a settlement agreement with the last remaining non-electing lender of one of our German communities. In April 2010, we paid $2.8 million to that lender, which was applied against the outstanding amounts of the loans. The settlement further provided that 90 days after the payment date, we would be released from certain of our operating deficit funding and all of our payment guarantee obligations in connection with the loans, and that we would be entirely released from any remaining operating deficit funding obligations upon the earlier of the sale and transfer of the building or December 31, 2010. After 90 days following the payment date, the lender's recourse would be limited to the assets owned by the German subsidiaries. In 2010, we were released from these obligations and we recorded a gain of approximately $2.7 million which is included in discontinued operations in our consolidated statements of operations. We closed on the sale of this community and we have removed $11.3 million in assets and $11.3 million of mortgage liabilities from our consolidated balance sheet as of December 31, 2010.

We elected the fair value option to measure the financial liabilities associated with and which originated from the restructuring of our German loans. The fair value option was elected for these liabilities to provide an accurate economic reflection of the offsetting changes in fair value of the underlying collateral. As a result of our election of the fair value option, all changes in fair value of the elected liabilities are recorded with changes in fair value recognized through earnings. As of December 31, 2010, the notes for the liquidating trust assets are accounted for under the fair value option. The carrying value of the financial liabilities for which the fair value option was elected was estimated applying certain data points including the value of the underlying collateral. The restructured mortgages for the German assets were satisfied in 2010 and, as a result, are no longer reflected in our consolidated balance sheet as of December 31, 2010.

We were liable for a principal repayment guarantee for the Hoesel land parcel which was not part of the restructuring agreement. The Hoesel land parcel was sold and the liability was released in 2010. We recognized a gain of $0.8 million on the sale which is reflected in discontinued operations in our consolidated statements of operations.

Bank Credit Facility

In 2010, we entered into the Fourteenth Amendment to our Bank Credit Facility. The amendment, among other matters, extended the maturity date of the Bank Credit Facility to December 2, 2011 from December 2, 2010. We repaid $33.7 million in 2010 and have no remaining balance as of December 31, 2010. We are unable to draw against the Bank Credit Facility. At December 31, 2010, there were $13.5 million in letters of credit related to our Bank Credit Facility. These letters of credit are fully cash collateralized.

Mortgage Financing

In 2010, we amended a loan secured by a wholly-owned community. The amendment provided for a $5 million principal repayment, extended the maturity date to December 2, 2011 and amended the occupancy calculation covenant. The loan balance at December 31, 2010 was $29.1 million. In February 2011, we further extended the maturity date to June 2012 in exchange for a principal payment of $1.0 million plus fees and expenses.

In February 2010, we extended $56.9 million of debt that was either past due or in default at December 31, 2009. The debt is associated with an operating community and two land parcels. In connection with the extension we (i) made a $5.0 million principal payment at closing; (ii) extended the terms of the debt on the two land parcels to December 2, 2010 and the operating community remained at a maturity date of April 1, 2011; (iii) made an additional $5.0 million principal payment on July 30, 2010; and, among other items, (iv) defaults under the loan agreements were waived by the lenders. In August 2010, we further amended this loan with respect to the two land parcels. This portion of the amendment provided for a $5.0 million principal repayment, extended the maturity date to December 1, 2011 and waived defaults under the loan agreement. We fully repaid the debt relating to the two land parcels as of December 31, 2010. We also further amended the loan with respect to the operating community. This portion of the amendment provided for a $15.0 million principal repayment, extended the maturity date to June 1, 2013, released Sunrise as a guarantor, reset the interest rate to LIBOR plus 3% until May 31, 2012 (with an all-in floor of 3.5%) and increased the interest rate from June 1, 2012 to June 1, 2013 to LIBOR plus 4% (with an all-in floor of 4.5%), instituted a cash sweep of all excess cash at the property and eliminated all operating covenants.

Other

In addition to the debt discussed above, Sunrise ventures have total debt of $2.8 billion with near-term scheduled debt maturities of $0.7 billion in 2011. Of this $2.8 billion of debt, there is $0.3 billion of long-term debt that is in default as of December 31, 2010. The debt in the ventures is non-recourse to us with respect to principal payment guarantees and we and our venture partners are working with the venture lenders to obtain covenant waivers and to extend the maturity dates. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. We have provided operating deficit guarantees to the lenders or ventures with respect to $0.9 billion of the total venture debt of $2.8 billion. Under the operating deficit agreements, we are obligated to pay operating shortfalls, if any, with respect to these ventures. Any such payments could include amounts arising in part from the venture's obligations for payment of monthly principal and interest on the venture debt. We do not believe that these operating deficit agreements would obligate us to repay the principal balance on such venture debt that might become due as a result of acceleration of such indebtedness or maturity. We have non-controlling interests in these ventures.

One venture has financial covenants that are based on the consolidated results of Sunrise. Events of default under this venture debt could allow the financial institution who has extended credit to seek acceleration of the loan and/or terminate our management agreement.

Guarantees

We have provided operating deficit guarantees to the venture lenders, whereby after depletion of established reserves, we guarantee the payment of the lender's monthly principal and interest during the term of the guarantee and have provided guarantees to ventures to fund operating shortfalls. The terms of the guarantees generally match the terms of the underlying venture debt and generally range from three to five years, to the extent we are able to refinance the venture debt. Fundings under the operating deficit guarantees and debt repayment guarantees are generally recoverable either out of future cash flows of the venture or from proceeds of the sale of communities.

The maximum potential amount of future fundings for outstanding guarantees, the carrying amount of the liability for expected future fundings at December 31, 2010 and fundings in 2010 are as follows (in thousands):

Guarantee Type	Maximum Potential Amount of Future Fundings	ASC Guarantee Topic Liability for Future Fundings at December 31, 2010	ASC Contingencies Topic Liability for Future Fundings at December 31, 2010	Total Liability for Future Fundings at December 31, 2010	Fundings from January 1, 2010 through December 31, 2010
Operating deficit	Uncapped	$53	$—	$53	$500

Senior Living Condominium Project

In 2006, we sold a majority interest in two separate entities related to a condominium project for which we provided guarantees to support the operations of the entities for an extended period of time. We account for the condominium and assisted living ventures under the profit-sharing method of accounting, and our liability carrying value at December 31, 2010 was $0.4 million for the two ventures. We recorded losses of $9.6 million, $13.6 million and $3.0 million for 2010, 2009 and 2008, respectively. We are also obligated to fund operating shortfalls. The depressed condominium real estate market in the Washington, D.C. area has resulted in lower sales than forecasted and we have funded $6.9 million under the guarantees through December 31, 2010. In addition, we are required to fund marketing costs associated with the sale of the condominiums which we estimate will total approximately $7.5 million by the time the remaining inventory of condominiums are sold.

In July 2009, the lender alleged that an event of default had occurred regarding loans for both entities. The event of default was related to providing certain financial information for the ventures that the lender had previously requested. In October 2009, we received a notices of default related to the nonpayment of interest. In October 2010, we obtained a default waiver from the lender for one of the loans. As of December 31, 2010, the lender contends that one of these loans remains in default. We have accrued $1.5 million in default interest relating to this loan. We are in discussions with the lender regarding the alleged default.

Agreements with Marriott International, Inc.

Our agreements with Marriott International, Inc. ("Marriott"), which related to our purchase of MSLS in 2003, provide that Marriott has the right to demand that we provide cash collateral security for Assignee Reimbursement Obligations, as defined in the agreements, in the event that our implied debt rating is not at least B- by Standard and Poors or B1 by Moody's Investor Services. Assignee Reimbursement Obligations relate to possible liability with respect to leases assigned to us in 2003 and entrance fee obligations assumed by us in 2003 that remain outstanding (approximately $7.0 million at December 31, 2010). Marriott has informed us that they reserve all of their rights to issue a Notice of Collateral Event under the Assignment and Reimbursement Agreement.

Other

Generally, the financing obtained by our ventures is non-recourse to the venture members, with the exception of the debt repayment guarantees discussed above. However, we have entered into guarantees with the lenders with respect to acts which we believe are in our control, such as fraud or voluntary bankruptcy of the venture, that create exceptions to the non-recourse nature of the debt. If such acts were to occur, the full amount of the venture debt could become recourse to us. The combined amount of venture debt underlying these guarantees is approximately $1.6 billion at December 31, 2010. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

To the extent that a third party fails to satisfy an obligation with respect to two continuing care retirement communities we manage, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. At December 31, 2010, the remaining liability under this obligation is $37.2 million. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

Contractual Obligations

Our current contractual obligations include long-term debt, operating leases for our corporate and regional offices, operating leases for our communities, and building and land lease commitments. In addition, we have commitments to fund ventures in which we are a partner. See Note 15 to our Consolidated Financial Statements for a discussion of our commitments.

Principal maturities of debt, equity investments in unconsolidated entities and future minimum lease payments at December 31, 2010 are as follows (in thousands):

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	Payments due by period				
Long-Term Debt Obligations					
Debt	$163,000	$ 80,177	$ 63,966	$ 1,757	$ 17,100
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	338,628	58,038	110,466	44,223	125,901
Purchase Obligations (1)	—	—	—	—	—
Other Long-Term Liabilities (2)					
Equity investments in unconsolidated entities	—	—	—	—	—
Total	$501,628	$138,215	$174,432	$45,980	$143,001

(1) We have various standing or renewable contracts with vendors. These contracts are all cancellable with minimal or no cancellation penalties. Contract terms are generally one year or less.

(2) As of December 31, 2010, we did not have any scheduled contributions to unconsolidated entities, but had approximately $20.3 million of unrecognized tax benefits that have been recorded as liabilities and we are uncertain as to if or when such amounts may be settled.

Cash Flows

Our primary sources of cash from operating activities are from management agreement buyout fees, management fees, from monthly fees and other billings from services provided to residents of our consolidated communities and distributions of operating earnings from unconsolidated ventures. The primary uses of cash for our ongoing operations include the payment of community operating and ancillary expenses for our consolidated and managed communities, general and administrative expenses and restructuring expenses. Changes in operating assets and liabilities such as accounts receivable, prepaids and other current assets, and accounts payable and accrued expenses will fluctuate based on the timing of payment to vendors. Reimbursement of these costs from our managed communities will vary as some costs are pre-funded, such as payroll, while others are reimbursed after they are incurred. Therefore, there will not always be a correlation between increases and decreases of accounts payable and receivables for our managed communities.

Net cash provided by operating activities was $62.9 million and $33.4 million for 2010 and 2009, respectively, an increase of $29.5 million. This change in cash provided by operations was primarily due to $63.3 million of buyout fee revenue, $16.9 million increase from distributions of earnings from unconsolidated entities and an increase in cash provided by discontinued operations of $3.5 million partially offset by a reduction in cash provided by working capital of $66.1 million.

Net cash provided by (used in) operating activities was $33.4 million and $(123.9) million in 2009 and 2008, respectively. In 2009, net working capital provided cash of $31.2 million as opposed to using cash of $(61.2) million in 2008. Discontinued operations used cash of $(1.1) million in 2009 as compared to using cash of $(44.6) million in 2008.

Net cash provided by investing activities was $176.3 million and $84.4 million for 2010 and 2009, respectively, an increase of $91.9 million. The change in cash provided by investing activities was primarily due to a decrease in capital expenditures and funding of condominium projects of $8.9 million, an increase in proceeds from the disposition of property and venture interests of $43.6 million, a decrease in restricted cash of $23.6 million and a $14.9 million increase in cash provided by discontinued operations.

Net cash provided by (used in) investing activities was $84.4 million and $(172.5) million in 2009 and 2008, respectively, an increase of $256.9 million. The increase in cash provided by investing activities was primarily due to a decrease of $206.3 million in capital expenditures and condominium fundings, an increase in cash provided by discontinued operations of $141.1 million as a result of asset sale proceeds and a decrease in investments in unconsolidated communities of $16.2 million. These increases in cash were partially offset by a decrease of $52.1 million of proceeds from the disposition of property and venture interests and increase in restricted cash of $71.2 million.

Net cash used in financing activities was $211.7 million and $108.0 million for 2010 and 2009, respectively, an increase of $103.7 million. This change was primarily due to an increase in net debt repayments of $43.1 million and an increase of $59.2 million in cash used in discontinued operations.

Net cash (used in) provided by financing activities was $(108.0) million and $187.7 million for 2009 and 2008, respectively, a decrease of $295.7 million. This decrease was primarily due to a decrease in net borrowings of long-term debt of $93.4 million, a decrease in net borrowings of debt related to discontinued operations of $144.8 million and repayments of $61.3 million under our Bank Credit Facility as compared to repayments of $5.0 million in 2008.

Market Risk

We are exposed to market risk from changes in interest rates primarily through variable rate debt. The fair market value estimates for debt securities are based on discounting future cash flows utilizing current rates offered to us for debt of the same type and remaining maturity. The following table details by category the principal amount, the average interest rate and the estimated fair market value of our debt (in thousands):

Maturity Date Through December 31,	Fixed Rate Debt	Variable Rate Debt
Past due	$1,365	$ —
2011	—	78,246
2012	—	40,624
2013	—	23,416
2014	—	1,369
2015	—	880
Thereafter	—	17,100
Total Carrying Value	$1,365	$161,635
Average Interest Rate	6.67%	2.75%
Estimated Fair Market Value	$1,365	$155,318

At December 31, 2010, we had approximately $161.6 million of floating-rate debt at a weighted average interest rate of 2.75%. Debt incurred in the future also may bear interest at floating rates. Therefore, increases in prevailing interest rates could increase our interest payment obligations, which would negatively impact earnings. A one-percent change in interest rates would increase or decrease annual interest expense by approximately $1.2 million based on the amount of floating-rate debt at December 31, 2010. A five-percent change in interest rates would increase or decrease annual interest expense by approximately $5.9 million based on the amount of floating-rate debt at December 31, 2010.

We are subject to the impact of foreign exchange translation on our financial statements. To date, we have not hedged against foreign currency fluctuation; however, we may pursue hedging alternatives in the future. In 2010, we recorded $17.1 million, net, in exchange gains ($2.2 million in gains related to the Canadian dollar, $15.4 in gains related to the Euro which are included in discontinued operations and $(0.5) million in losses related to the British pound).

Critical Accounting Estimates

We consider an accounting estimate to be critical if: 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates than we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Impairment of Intangible Assets, Long-Lived Assets and Investments in Ventures

Intangibles and long-lived asset groups are tested for recoverability when changes in circumstances indicate the carrying value may not be recoverable. Events that trigger a test for recoverability include material adverse changes in the projected revenues and expenses, significant underperformance relative to historical or projected future operating results, and significant negative industry or economic trends. A test for recoverability also is performed when management has committed to a plan to sell or otherwise dispose of an asset group and the plan is expected to be completed within a year. Recoverability of an asset group is evaluated by comparing its carrying value to the future net undiscounted cash flows expected to be generated by the asset group. If the comparison indicates that the carrying value of an asset group is not recoverable, an impairment loss is recognized. The impairment loss is measured at the lowest level of cash flows which is typically at the community or land parcel level, by the amount by which the carrying amount of the asset group exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life.

Assumptions and Approach Used. We estimate the fair value of an intangible asset, or asset group based on market prices (i.e., the amount for which the intangible asset or asset group could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value using the income approach and/or the market approach. The income approach uses cash flow projections. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of a reporting unit, intangible asset or asset group and therefore could affect the amount of potential impairment of the asset. The following key assumptions to our income approach include:

- *Business Projections* – We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;
- *Growth Rate* – A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings are projected to grow beyond the planning period;

- *Economic Projections* – Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and
- *Discount Rates* – When measuring a possible impairment, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

The market approach is one of the other primary methods used for estimating fair value of a reporting unit, asset, or asset group. This assumption relies on the market value (market capitalization) of companies that are engaged in the same or similar line of business.

In 2010, certain land parcels, a closed community and units in a condominium project were classified as assets held for sale. They were recorded at the lower of their carrying value or fair value less estimated costs to sell. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. As the carrying value of an asset was in excess of its fair value less estimated costs to sell, we recorded an impairment charge of $0.7 million in 2010, which is included in operating expenses under impairment of owned communities and land parcels.

In 2010, land parcels and a closed community classified as assets held for sale had been held for sale for over a year. Therefore, the requirements to be classified as held for sale were no longer being met and the assets were reclassified to held and used or to the liquidating trust. However, we continue to market the land parcels and closed community.

In 2010, we recorded impairment charges of $1.1 million for a land parcel and an operating community as the carrying value of these assets was in excess of their fair value. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. The impairment charges are included in operating expenses under impairment of owned communities and land parcels.

In connection with the restructuring of our German indebtedness (see Note 10), we granted mortgages for the benefit of the electing lenders on certain of our unencumbered North American properties. As of December 31, 2010, the liquidating trust assets consist of three operating communities, 12 land parcels and one closed community. In 2010, we recorded impairment charges of $4.1 million on ten assets held in the liquidating trust as the carrying value of these assets were in excess of the fair value. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. The impairment charges are included in operating expenses under impairment of owned communities and land parcels.

Nature of Estimates Required – Investments in Ventures. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. The equity interest in these ventures generally ranges from 10% to 50%.

Our investments in ventures accounted for using the equity and cost methods of accounting are impaired when it is determined that there is "other than a temporary" decline in the fair value as compared to the carrying value of the venture or for equity method investments when individual long-lived assets inside the venture meet the criteria specified above. A commitment to a plan to sell some or all of the assets in a venture would cause a recoverability evaluation for the individual long-lived assets in the venture and possibly the venture itself. Our evaluation of the investment in the venture would be triggered when circumstances indicate that the carrying value may not be recoverable due to loan defaults, significant under performance relative to historical or projected future operating performance and significant industry or economic trends.

Assumptions and Approach Used. The assumptions and approach for the evaluation of the individual long-lived assets inside the venture are described above. Our approach for evaluation of an investment in a venture would be based on market prices, when available, or an estimate of the fair value using the market approach. The assumptions and related risks are identical to those used for goodwill, intangible assets and long-lived assets described above.

In 2010, based on an event of default under the loan agreements of two ventures in which we own a 20% interest, we considered our equity to be other than temporarily impaired and wrote-off the remaining equity balance of $ 1.9 million for one venture and wrote down the equity balance of the other venture by $1.2 million. Also in 2010, we chose not to participate in a capital call for two ventures in which we had a 20% interest and as a result our initial equity interest in those ventures was diluted to zero. Accordingly, we wrote off our remaining investment balance of $1.8 million which is reflected in Sunrise's share of earnings (loss) and return on investment in unconsolidated communities in our consolidated statement of operations. In addition, based on poor operating performance of two communities in one venture in which we have a 20% interest, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $0.7 million.

We have one cost method investment in a company in which we have an approximate 9% interest. In 2010, based on the inability of this company to secure continued financing and having significant debt maturing in 2010, we considered our equity to be other than temporarily impaired and wrote off our equity balance of $5.5 million which is recorded as part of Sunrise's share of (loss) earnings and return on investment in unconsolidated communities.

In 2009, we wrote-down our equity investments in two of our development ventures by $7.4 million based on poor performance and defaults under the ventures' construction loan agreements. In 2009, based on the receipt of a notice of default from the lender to a venture in which we own a 20% interest and the poor rental experience in the venture, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $1.1 million. Also in 2009, we chose not to participate in a capital call for a venture in which we had a 20% interest and we wrote off our remaining investment balance of $0.6 million and as a result our initial equity interest in the venture was diluted to zero. We determined the fair value of our investment in a venture in which we had a 1% interest had decreased to zero and was other than temporarily impaired, resulting in an impairment charge of $0.1 million.

In 2008, we wrote-down our equity investments in our Fountains and Aston Gardens ventures by $10.7 million and $4.8 million, respectively.

In 2008, a lease between a landlord and a venture, in which we hold a 25% interest, was terminated. The venture received a termination fee of $4.0 million, of which our proportionate share was $1.0 million. As a result of the lease termination, the venture was liquidated and we recorded an impairment charge of $0.7 million.

Loss Reserves for Self-Insured Programs

Nature of Estimates Required. We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). The design and purpose of a large deductible insurance program is to reduce the overall premium and claims costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

We have self-insured a portion of the Self-Insured Risks through a wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. ("Sunrise Captive"). Sunrise Captive issues policies of insurance to and receives premiums from Sunrise that are reimbursed through expense allocation to each operated community and us. Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.

We also offer our employees an option to participate in self-insured health and dental plans. The cost of our employee health and dental benefits, net of employee contributions, is shared by us and the communities based on the respective number of participants working directly either at our community support office or at the communities. Funds collected are used to pay the actual program costs which include estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. Claims are paid as they are submitted to the plan administrator.

Assumptions and Approach Used for Self-Insured Risks. We record outstanding losses and expenses for the Self-Insured Risks and for our health and dental plans based on the recommendations of an independent actuary and management's judgment. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2010, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined. While a single value is recorded on Sunrise's balance sheet, loss reserves are based on estimates of future contingent events and as such contain inherent uncertainty. A quantification of this uncertainty would reflect a range of reasonable favorable and unfavorable scenarios. Sunrise's annual estimated cost for Self-Insured Risks is determined using management judgment including actuarial analyses at various confidence levels. The confidence level is the likelihood that the recorded expense will exceed the ultimate incurred cost.

Sensitivity Analysis for Self-Insured Risks. The recorded liability for Self-Insured Risks was approximately $87.3 million at December 31, 2010. The expected liability is based on a 50% confidence level. If we had used a 75% confidence level, the recorded liability would be approximately $15 million higher. If we had used a 90% confidence level, the recorded liability would be approximately $32 million higher.

We share any revisions to prior estimates with the communities participating in the insurance programs based on their proportionate share of any changes in estimates. Accordingly, the impact of changes in estimates on Sunrise's income from operations would be much less sensitive than the difference above.

Assumptions and Approach Used for Health and Dental Plans. For our self-insured health and dental plans, we record a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims and is based on the recommendations of an independent actuary. The variability in the liability for unpaid claims including incurred but not yet reported claims is much less significant than the self-insured risks discussed above because the claims are more predictable as they generally are known within 90 days and the high and the low end of the range of estimated cost of individual claims is much closer than the workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks discussed above.

Sensitivity Analysis for Self-Insured Health and Dental Plan Costs. The liability for self-insured incurred but not yet reported claims for the self-insured health and dental plan is included in "Accrued expenses" in the consolidated balance sheets and was $9.7 million and $12.0 million at December 31, 2010 and 2009, respectively. We believe that the liability for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2010, but actual claims may differ. We record any subsequent changes in estimates in the period in which they are determined and will share with the communities participating in the insurance programs based on their proportionate share of any changes in estimates.

Variable Interest Entities

Nature of Estimates Required. We hold a minority equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.

We review all of our ventures to determine if they are variable interest entities ("VIEs"). If a venture meets the requirements and is a VIE, we must then determine if we are the primary beneficiary of the VIE.

Assumptions. The primary beneficiary is the party that has both the power to direct activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could both potentially be significant to the VIE. We perform ongoing qualitative analysis to determine if we are the primary beneficiary of a VIE. At December 31, 2010, we are the primary beneficiary of one VIE and therefore consolidate that entity.

Valuation of Deferred Tax Assets

Nature of Estimates Required. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

ASC Income Tax Topic requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined by as a likelihood of more than 50 percent) such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns and future profitability. Our accounting for deferred tax consequences represents our best estimate of those future events. Changes in our current estimates, due to unanticipated events or otherwise, could have a material impact on our financial condition and results of operations.

Assumptions and Approach Used. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is "more likely than not" the deferred tax assets will not be realized, we would be required to establish a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. ASC Income Tax Topic states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following:

- *Nature, frequency, and severity of current and cumulative financial reporting losses* – A pattern of objectively measured recent financial reporting losses is a source of negative evidence. In certain circumstances, historical information may not be as relevant due to changed circumstances;
- *Sources of future taxable income* – Future reversals of existing temporary differences are verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence but such projections are more subjective and when such projections are combined with a history of recent losses it is difficult to reach verifiable conclusions and, accordingly, we give little or no weight to such projections when with combined recent financial reporting losses; and

- *Tax planning strategies* – If necessary and available, tax planning strategies would be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

Even though we have income in the current year, we have experienced significant losses for 2009, 2008 and 2007. In addition the income earned in the current year was primarily a result of specific non-recurring transactions. As indicated above, in making our assessment of the realizability of tax assets we assess reversing temporary differences, available tax planning strategies and estimates of future taxable income. We more heavily weight recent financial reporting losses and, accordingly, as of December 31, 2010 have given little or no weight to subjectively determined projections of future taxable income exclusive of reversing temporary differences. Tax planning strategies have been considered historically but due to the significant net operating loss carryforwards as of December 31, 2010 we have not considered such strategies to be reasonably viable. As a result of changes in judgment on the realizability of future tax benefits, a valuation allowance was established on all deferred tax assets net of reversing deferred tax liabilities.

At December 31, 2010 and 2009, our deferred tax assets, net of the valuation allowances of $148.6 million and $167.2 million, respectively, were $54.9 million and $117.2 million, respectively. At December 31, 2010 and 2009, our deferred tax liabilities were $54.9 million and $117.2 million, respectively, and therefore the net deferred tax liabilities recorded were zero as of December 31, 2010 and 2009, respectively.

A return to profitability by us in future periods may result in a reversal of the valuation allowance relating to certain recorded deferred tax assets.

Liability for Possible Tax Contingencies

Liabilities for tax contingencies are recognized based on the requirements of ASC Income Tax Topic. This topic requires us to analyze the technical merits of our tax positions and determine the likelihood that these positions will be sustained if they were ever examined by the taxing authorities. If we determine that it is unlikely that our tax positions will be sustained, a corresponding liability is created and the tax benefit of such position is reduced for financial reporting purposes.

Evaluation and Nature of Estimates Required. The evaluation of a tax position is a two-step process. The first step in the evaluation process is recognition. The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The second step in the evaluation process is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which:

(a) the threshold is met (for example, by virtue of another taxpayer's favorable court decision);

(b) the position is "effectively settled" where the likelihood of the taxing authority reopening the examination of that position is remote; or

(c) the relevant statute of limitations expires.

Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

Interest and Penalties. We are also required to accrue interest and penalties that, under relevant tax law, we would incur if the uncertain tax positions ultimately were not sustained. Accordingly, interest would start to accrue for financial statement purposes in the period in which it would begin accruing under relevant tax law, and the amount of interest expense to be recognized would be computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Penalties would be accrued in the first period in which the position was taken on a tax return that would give rise to the penalty.

Assumptions. In determining whether a tax benefit can be recorded, we must make assessments of a position's sustainability and the likelihood of ultimate settlement with a taxing authority. Changes in our assessments would cause a change in our recorded position and changes could be significant. As of December 31, 2010 and 2009, we had recorded liabilities for possible losses on uncertain tax positions including related interest and penalties of $20.4 million and $19.0 million, respectively.

Accounting for Financial Guarantees

When we historically entered into guarantees in connection with the sale of real estate, we were prevented from initially either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. For guarantees that are not entered into in conjunction with the sale of real estate, we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee which require us to make various assumptions to determine the fair value. On a quarterly basis, we review and evaluate the estimated liability based upon operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated, a loss is recorded. Fundings that are recoverable as a loan from a venture are considered in the determination of the loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.

Assumptions and Approach Used. We calculate the estimated loss based on projected cash flows during the remaining term of the guarantee. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth rates, cost of capital, and tax rates. We also make certain assumptions about future economic conditions, interest rates, and other market data. Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates can change in future periods.

Changes in assumptions or estimates could materially affect the determination of fair value of an asset. The following key assumptions to our income approach include:

- *Business Projections* – We make assumptions regarding the levels of revenue from communities and services. We also make assumptions about our cost levels (e.g., capacity utilization, labor costs, etc.). Finally, we make assumptions about the amount of cash flows that we will receive upon a future sale of the communities using estimated cap rates. These assumptions are key inputs for developing our cash flow projections. These projections are derived using our internal business plans and budgets;
- *Growth Rate* – A growth rate is used to calculate the terminal value of the business, and is added to budgeted earnings before interest, taxes, depreciation and amortization. The growth rate is the expected rate at which earnings is projected to grow beyond the planning period;
- *Economic Projections* – Assumptions regarding general economic conditions are included in and affect our assumptions regarding pricing estimates for our communities and services. These macro-economic assumptions include, but are not limited to, industry projections, inflation, interest rates, price of labor, and foreign currency exchange rates; and
- *Discount Rates* – When measuring a possible loss, future cash flows are discounted at a rate that is consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

Litigation

Litigation is subject to uncertainties and the outcome of individual litigated matters is not fully predictable. Various legal actions, claims and proceedings are pending against us, some for specific matters described in Note 15 to the financial statements and others arising in the ordinary course of business. We have established loss provisions for matters in which losses are probable and can be reasonably estimated. In other instances, we are not able to make a reasonable estimate of any liability because of uncertainties related to the outcome and/or the amount or range of losses.

New Accounting Standards

In 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-17, *Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"). ASU 2009-17 requires an analysis to be performed to determine whether a variable interest gives an enterprise a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity. Additionally, ASU 2009-17 requires ongoing assessments as to whether an enterprise is the primary beneficiary and eliminates the quantitative approach in determining the primary beneficiary. ASU 2009-17 was effective for us January 1, 2010 and did not have a material impact on our consolidated financial position, results of operations or cash flows.

In 2009, the FASB issued ASU 2009-13, *Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). It requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. It eliminated the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognized revenue for an arrangement with multiple deliverables subject to *Accounting Standards Codification ("ASC") Subtopic 605-25 – Revenue – Multiple Element Arrangements*. It no longer requires third party evidence. ASU 2009-13 was effective for us January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

The following ASUs were issued in 2010:

ASU 2010-02, *Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification,* amends the Consolidation Topic and clarifies the guidance in the accounting for a decrease of ownership in a subsidiary or group of assets that is a business or non-profit activity; a subsidiary that is a business or non-profit activity that is transferred to an equity method investee or joint venture; or an exchange of a group of assets that constitutes a business or non-profit activity for a noncontrolling interest in an entity. ASU 2010-02 does not apply to sales of in substance real estate. Additional disclosures are required. These disclosures include the valuation techniques used to measure the fair value of any retained investment, the nature of continuing involvement after deconsolidation or derecognition and whether the transaction that resulted in the deconsolidation of a subsidiary or derecognition of a group of assets was with a related party or whether the former subsidiary or entity acquiring the group of assets will be a related party after deconsolidation. ASU 2010-02 was effective for us in the first quarter of 2010. It did not have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements*, requires separate disclosures of transfers in and out of Level 1 and Level 2 fair value measurements along with the reason for the transfer. ASU 2010-06 also requires separately presenting in the reconciliation for Level 3 fair value measurements purchases, sales, issuances and settlements. It clarifies the disclosure regarding the level of disaggregation and input and valuation techniques. Certain portions of ASU 2010-06 were effective in the first quarter of 2010, and the portions of ASU 2010-06 which effect Level 3 reconciliation was effective for us January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-08, *Technical Corrections to Various Topics,* did not fundamentally change U.S. GAAP but included certain clarifications to the guidance on embedded derivative and hedging which may cause a change in the application of *ASC Subtopic 815-15 – Derivative and Hedging – Embedded Derivatives*. Some technical corrections were effective in the first quarter of 2010, although the majority of ASU 2010-08 was effective for us on April 1, 2010. It did not have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-09, *Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements,* requires the disclosure of subsequent events through the date that the financial statements are issued and removes the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective for us in the first quarter of 2010. It did not have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-13, *Compensation – Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Security Trades,* clarifies that a share-based payment award with an exercise price denominated in the currency of the market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that would require the share-based payment award to be classified as a liability. ASU 2010-13 was effective for us on January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-22, *Accounting for Various Topics – Technical Corrections to SEC Paragraphs*, amends various SEC paragraphs based on external comments received and the issuance of Staff Accounting Bulletin ("SAB") 112, which amends or rescinds portions of certain SAB topics.

ASU 2010-28, *Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,* modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. ASU 2010-28 was effective for us on January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations*, specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures under Topic 805. ASU 2010-29 was effective for us on January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

Impact of Inflation

Management fees from communities operated by us for third parties and resident and ancillary fees from owned senior living communities are significant sources of our revenue. These revenues are affected by daily resident fee rates and community occupancy rates. The rates charged for the delivery of senior living services are highly dependent upon local market conditions and the competitive environment in which the communities operate. In addition, employee compensation expense is the principal cost element of community operations. Employee compensation, including salary and benefit increases and the hiring of additional staff to support our growth initiatives, have previously had a negative impact on operating margins and may again do so in the foreseeable future.

Substantially all of our resident agreements are for terms of one year, but are terminable by the resident at any time upon 30 days notice, and allow, at the time of renewal, for adjustments in the daily fees payable, and thus may enable us to seek increases in daily fees due to inflation or other factors. Any increase would be subject to market and competitive conditions and could result in a decrease in occupancy of our communities. We believe, however, that the short-term nature of our resident agreements generally serves to reduce the risk to us of the adverse effect of inflation. There can be no assurance that resident and ancillary fees will increase or that costs will not increase due to inflation or other causes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited the accompanying consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunrise Senior Living, Inc. as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion thereon.

McLean, Virginia
February 24, 2011

/s/ Ernst & Young LLP

SUNRISE SENIOR LIVING, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share and share amounts)	December 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 66,720	$ 39,283
Accounts receivable, net	37,484	37,304
Income taxes receivable	4,532	5,371
Due from unconsolidated communities	19,135	19,673
Deferred income taxes, net	20,318	23,862
Restricted cash	43,355	39,365
Assets held for sale	1,099	40,658
German assets held for sale	—	104,720
Prepaid expenses and other current assets	20,167	30,198
Total current assets	212,810	340,434
Property and equipment, net	238,674	288,056
Due from unconsolidated communities	3,868	13,178
Intangible assets, net	40,749	53,024
Investments in unconsolidated communities	38,675	64,971
Investments accounted for under the profit-sharing method	—	11,031
Restricted cash	103,334	110,402
Restricted investments in marketable securities	2,509	20,997
Assets held in the liquidating trust	50,750	—
Other assets, net	10,089	8,496
Total assets	$ 701,458	$ 910,589
LIABILITIES AND EQUITY		
Current Liabilities:		
Current maturities of debt	$ 80,176	$ 207,811
Outstanding draws on bank credit facility	—	33,728
Debt relating to German assets held for sale	—	198,680
Accounts payable and accrued expenses	131,904	138,032
Liabilities associated with German assets held for sale	—	12,632
Due to unconsolidated communities	502	2,180
Deferred revenue	15,946	5,364
Entrance fees	30,688	33,157
Self-insurance liabilities	35,514	41,975
Total current liabilities	294,730	673,559
Debt, less current maturities	44,560	—
Liquidating trust notes, at fair value	38,264	—
Investments accounted for under the profit-sharing method	419	—
Self-insurance liabilities	51,870	58,225
Deferred gains on the sale of real estate and deferred revenues	16,187	21,865
Deferred income tax liabilities	20,318	23,862
Other long-term liabilities, net	110,553	106,844
Total liabilities	576,901	884,355
Equity:		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 120,000,000 shares authorized, 56,453,192 and 55,752,217 shares issued and outstanding, net of 428,026 and 401,353 treasury shares, at December 31, 2010 and 2009, respectively	565	558
Additional paid-in capital	478,605	474,158
Retained loss	(361,904)	(460,971)
Accumulated other comprehensive income	2,885	8,302
Total stockholders' equity	120,151	22,047
Noncontrolling interests	4,406	4,187
Total equity	124,557	26,234
Total liabilities and equity	$ 701,458	$ 910,589

See accompanying notes

SUNRISE SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)	Twelve Months Ended December 31, 2010	2009	2008
Operating revenue:			
Management fees	$ 107,832	$ 112,467	$ 129,584
Buyout fees	63,286	—	621
Resident fees for consolidated communities	360,929	344,894	335,704
Ancillary fees	43,136	45,397	42,535
Professional fees from development, marketing and other	4,278	13,193	44,218
Reimbursed costs incurred on behalf of managed communities	827,240	942,809	1,003,345
Total operating revenue	1,406,701	1,458,760	1,556,007
Operating expenses:			
Community expense for consolidated communities	268,986	263,792	253,168
Community lease expense	60,215	59,315	59,843
Depreciation and amortization	41,083	46,312	39,187
Ancillary expenses	40,504	42,457	40,131
General and administrative	124,728	114,566	150,273
Development expense	4,484	12,374	34,118
Write-off of capitalized project costs	—	14,879	95,763
Accounting Restatement, Special Independent Committee inquiry, SEC investigation and stockholder litigation	(1,305)	3,887	30,224
Restructuring costs	11,690	32,534	24,178
Provision for doubtful accounts	6,244	13,319	20,069
Loss on financial guarantees and other contracts	518	2,053	5,022
Impairment of owned communities and land parcels	5,907	31,685	27,816
Impairment of goodwill and intangible assets	—	—	121,828
Costs incurred on behalf of managed communities	831,008	949,331	996,888
Total operating expenses	1,394,062	1,586,504	1,898,508
Income (loss) from operations	12,639	(127,744)	(342,501)
Other non-operating income (expense):			
Interest income	1,096	1,341	6,002
Interest expense	(7,707)	(10,273)	(6,615)
Gain (loss) on investments	932	3,556	(7,770)
Gain on fair value of liquidating trust notes	5,240	—	—
Other income (expense)	1,181	6,553	(22,083)
Total other non-operating income (expense)	742	1,177	(30,466)
Gain on the sale of real estate and equity interests	27,672	21,651	17,374
Sunrise's share of earnings (loss) and return on investment in unconsolidated communities	7,521	5,673	(13,846)
Loss from investments accounted for under the profit-sharing method	(9,650)	(12,808)	(1,329)
Income (loss) before (provision for) benefit from income taxes and discontinued operations	38,924	(112,051)	(370,768)
(Provision for) benefit from income taxes	(6,559)	3,942	47,137
Income (loss) before discontinued operations	32,365	(108,109)	(323,631)
Discontinued operations, net of tax	68,461	(25,406)	(120,475)
Net income (loss)	100,826	(133,515)	(444,106)
Less: (Income) loss attributable to noncontrolling interests, net of tax	(1,759)	(400)	4,927
Net income (loss) attributable to common shareholders	$ 99,067	$ (133,915)	$ (439,179)
Earnings per share data:			
Basic net income (loss) per common share			
Income (loss) before discontinued operations	$ 0.55	$ (2.12)	$ (6.42)
Discontinued operations, net of tax	1.23	(0.49)	(2.30)
Net income (loss)	$ 1.78	$ (2.61)	$ (8.72)
Diluted net income (loss) per common share			
Income (loss) before discontinued operations	$ 0.53	$ (2.12)	$ (6.42)
Discontinued operations, net of tax	1.19	(0.49)	(2.30)
Net income (loss)	$ 1.72	$ (2.61)	$ (8.72)

See accompanying notes

SUNRISE SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Shares of Common Stock	Common Stock Amount	Additional Paid-in Capital	Retained (Loss) Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance at January 1, 2008	50,557	$506	$452,640	$ 112,123	$ 8,294	$ 573,563	$10,208	$ 583,771
Net loss	—	—	—	(439,179)	—	(439,179)	(4,927)	(444,106)
Foreign currency translation income, net of tax	—	—	—	—	5,583	5,583	—	5,583
Sunrise's share of investee's other comprehensive loss	—	—	—	—	(7,206)	(7,206)	—	(7,206)
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,343)	(1,343)
Investment in noncontrolling interests	—	—	—	—	—	—	5,448	5,448
Issuance of restricted stock	165	—	(2)	—	—	(2)	—	(2)
Forfeiture or surrender of restricted stock	(211)	(1)	(1,025)	—	—	(1,026)	—	(1,026)
Stock option exercises	361	4	4,162			4,166		4,166
Stock-based compensation expense	—	—	4,202	—	—	4,202	—	4,202
Tax effect from stock-based compensation	—	—	(1,573)	—	—	(1,573)	—	(1,573)
Balance at December 31, 2008	50,872	509	458,404	(327,056)	6,671	138,528	9,386	147,914
Net (loss) income	—	—	—	(133,915)	—	(133,915)	400	(133,515)
Foreign currency translation loss, net of tax	—	—	—	—	(4,813)	(4,813)	—	(4,813)
Sunrise's share of investee's other comprehensive income	—	—	—	—	6,324	6,324	—	6,324
Distributions to noncontrolling interests	—	—	(142)	—	—	(142)	(1,341)	(1,483)
Sale of Greystone	—	—	—	—	—	—	(6,371)	(6,371)
Consolidation of a controlled entity	—	—	—	—	120	120	2,113	2,233
Issuance of common stock	4,175	42	11,064	—	—	11,106	—	11,106
Forfeiture or surrender of restricted or common stock	(59)	(1)	(116)	—	—	(117)	—	(117)
Stock option exercises	764	8	1,020	—	—	1,028	—	1,028
Stock-based compensation expense	—	—	3,928	—	—	3,928	—	3,928
Balance at December 31, 2009	55,752	558	474,158	(460,971)	8,302	22,047	4,187	26,234
Net income	—	—	—	99,067	—	99,067	1,759	100,826
Foreign currency translation loss, net of tax	—	—	—	—	(6,940)	(6,940)	—	(6,940)
Sunrise's share of investee's other comprehensive income	—	—	—	—	1,418	1,418	—	1,418
Unrealized gain on investments	—	—	—	—	105	105	—	105
Distributions to noncontrolling interests	—	—	—	—	—	—	(1,540)	(1,540)
Issuance of restricted stock	475	5	(5)	—	—	—	—	—
Forfeiture or surrender of restricted or common stock	(39)	(1)	(116)	—	—	(117)	—	(117)
Stock option exercises	265	3	370	—	—	373	—	373
Stock-based compensation expense	—	—	4,348	—	—	4,348	—	4,348
Tax effect from stock-based compensation	—	—	(150)	—	—	(150)	—	(150)
Balance at December 31, 2010	56,453	$565	$478,605	$(361,904)	$ 2,885	$ 120,151	$ 4,406	$ 124,557

See accompanying notes.

SUNRISE SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2010	2009	2008
Operating activities			
Net income (loss)	$ 100,826	$(133,515)	$(444,106)
Less: Net (income) loss from discontinued operations	(68,461)	25,406	120,475
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Gain on the sale of real estate and equity interests	(27,672)	(21,651)	(17,374)
Gain on fair value of liquidating trust note	(5,240)	—	—
Loss from investments accounted for under the profit-sharing method	9,650	12,808	1,329
(Gain) loss on investments	(932)	(3,556)	7,770
Impairment of long-lived assets, goodwill and intangibles	5,907	31,685	149,644
Write-off of capitalized project costs	—	14,879	95,763
Provision for doubtful accounts	6,244	13,319	20,069
Benefit from deferred income taxes	—	(2,790)	(46,250)
Loss on financial guarantees and other contracts	518	2,053	5,022
Sunrise's share of (earnings) loss and return on investment in unconsolidated communities	(7,521)	(5,673)	13,846
Distributions of earnings from unconsolidated communities	35,863	18,998	32,736
Depreciation and amortization	41,083	46,312	39,187
Amortization of financing costs and debt discount	1,003	1,261	575
Stock-based compensation	4,232	3,812	3,176
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	729	13,528	12,618
Due from unconsolidated senior living communities	(830)	23,997	(18,873)
Prepaid expenses and other current assets	(4,184)	11,735	40,271
Captive insurance restricted cash	(8,837)	(722)	2,728
Other assets	871	23,922	33,389
Increase (decrease) in:			
Accounts payable, accrued expenses and other liabilities	(11,249)	(37,019)	(86,641)
Entrance fees	720	(2,113)	758
Self-insurance liabilities	(15,725)	(3,714)	(22,935)
Guarantee liabilities	(500)	(125)	(21,625)
Deferred revenue and gains on the sale of real estate	4,052	1,693	(885)
Net cash provided by (used in) discontinued operations	2,385	(1,111)	(44,601)
Net cash provided by (used in) operating activities	62,932	33,419	(123,934)
Investing activities			
Capital expenditures	(15,855)	(19,899)	(173,274)
Net funding for condominium projects	(61)	(4,963)	(57,935)
Dispositions of property	18,411	10,758	61,660
Proceeds from the sale of equity interests	35,936	—	1,193
Change in restricted cash	9,049	(14,549)	56,661
Purchases of short-term investments	—	—	(102,800)
Proceeds from short-term investments	19,618	15,950	63,950
Increase in investments and notes receivable	—	(89,473)	(205,344)
Proceeds from investments and notes receivable	1,431	94,968	223,424
Investments in unconsolidated communities	(5,952)	(6,902)	(22,929)
Distributions of capital from unconsolidated communities	314	—	—
Consolidation of German venture	—	—	25,557
Net cash provided by (used in) discontinued operations	113,359	98,483	(42,616)
Net cash provided by (used in) investing activities	176,250	84,373	(172,453)
Financing activities			
Net proceeds from exercised options	373	1,028	4,162
Additional borrowings of long-term debt	4,010	4,969	101,952
Repayment of long-term debt	(71,794)	(13,561)	(17,131)
Net repayments on Bank Credit Facility	(33,728)	(61,272)	(5,000)
Repayment of liquidating trust notes	(11,482)	—	—
Distributions to noncontrolling interests	(1,540)	(1,341)	(1,344)
Financing costs paid	(1,111)	(590)	(2,467)
Net cash (used in) provided by discontinued operations	(96,473)	(37,255)	107,516
Net cash (used in) provided by financing activities	(211,745)	(108,022)	187,688
Net increase (decrease) in cash and cash equivalents	27,437	9,770	(108,699)
Cash and cash equivalents at beginning of period	39,283	29,513	138,212
Cash and cash equivalents at end of period	$ 66,720	$ 39,283	$ 29,513

See accompanying notes.

SUNRISE SENIOR LIVING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Presentation

Organization

We are a provider of senior living services in the United States, Canada and the United Kingdom. Founded in 1981 and incorporated in Delaware in 1994, we began with a simple but innovative vision — to create an alternative senior living option that would emphasize quality of life and quality of care. We offer a full range of personalized senior living services, including independent living, assisted living, care for individuals with Alzheimer's and other forms of memory loss, nursing and rehabilitative care. In the past, we also developed senior living communities for ourselves, for ventures in which we retained an ownership interest and for third parties. Due to current economic conditions, we have suspended all new development.

At December 31, 2010, we operated 319 communities, including 277 communities in the United States, 15 communities in Canada and 27 communities in the United Kingdom, with a total unit capacity of approximately 31,200. Of the 319 communities that we operated at December 31, 2010, ten were wholly owned, 26 were under operating leases, one was consolidated as a variable interest entity, one was a consolidated venture, 137 were owned in unconsolidated ventures and 144 were owned by third parties.

Basis of Presentation

The consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") include our wholly owned and controlled subsidiaries. Variable interest entities ("VIEs") in which we have an interest have been consolidated when we have been identified as the primary beneficiary. Entities in which we hold the managing member or general partner interest are consolidated unless the other members or partners have either (1) the substantive ability to dissolve the entity or otherwise remove us as managing member or general partner without cause or (2) substantive participating rights, which provide the other partner or member with the ability to effectively participate in the significant decisions that would be expected to be made in the ordinary course of business. Investments in ventures in which we have the ability to exercise significant influence but do not have control over are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation.

Discontinued operations consists primarily of our German operations, two communities sold in 2010, 22 communities sold in 2009, one community closed in 2009, our Greystone subsidiary sold in 2009 and our Trinity subsidiary which ceased operations in the fourth quarter of 2008.

We previously reported in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission and amended on March 31, 2010, that certain conditions raised substantial doubt about our ability to continue as a going concern. These conditions included, at that point in time, (i) significant debt maturing in 2010, (ii) a significant amount of debt in default and (iii) our inability to borrow under our Bank Credit Facility. Since then, we have been able to extend or repay a significant amount of debt, generate liquidity through asset sales and other actions, and improve our core operations (see Note 10). We expect to have sufficient cash to meet our obligations in 2011. Accordingly, we no longer have substantial doubt about our ability to continue as a going concern for a reasonable period of time.

2. Significant Accounting Policies

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider cash and cash equivalents to include currency on hand, demand deposits, and all highly liquid investments with a maturity of three months or less at the date of purchase.

Restricted Cash

We utilize large deductible blanket insurance programs in order to contain costs for certain lines of insurance risks including workers' compensation and employers' liability risks, automobile liability risk, employment practices liability risk and general and professional liability risks ("Self-Insured Risks"). We have self-insured a portion of the Self-Insured Risks through our wholly owned captive insurance subsidiary, Sunrise Senior Living Insurance, Inc. (the "Sunrise Captive"). The Sunrise Captive issues policies of insurance on behalf of us and each community we operate and receives premiums from us and each community we operate. The Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Cash held by the Sunrise Captive was $103.9 million and $95.1 million at December 31, 2010 and 2009, respectively. The earnings from the investment of the cash of the Sunrise Captive are used to reduce future costs and pay the liabilities of the Sunrise Captive. Interest income in the Sunrise Captive was $0.2 million, $0.7 million and $3.4 million for 2010, 2009 and 2008, respectively.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts on our outstanding receivables based on an analysis of collectability, including our collection history and generally do not require collateral to support outstanding balances.

Due from Unconsolidated Communities

Due from unconsolidated communities represents amounts due from unconsolidated ventures for development and management costs, including development fees, operating costs such as payroll and insurance costs, and management fees. Operating costs are generally reimbursed within thirty days.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful lives of the related assets or the remaining lease term. Repairs and maintenance are charged to expense as incurred.

We review the carrying amounts of long-lived assets for impairment when indicators of impairment are identified. If the carrying amount of the long-lived asset exceeds the undiscounted expected cash flows that are directly associated with the use and eventual disposition of the asset, we record an impairment charge to the extent the carrying amount of the asset exceeds the fair value of the assets. We determine the fair value of long-lived assets based upon valuation techniques that include prices for similar assets.

Assets Held for Sale

At December 31, 2010 and 2009, approximately $1.1 million and $40.7 million of assets, respectively, were held for sale. The majority of these assets are undeveloped land parcels and certain condominium units that were acquired through an acquisition. We classify an asset as held for sale when all of the following criteria are met:

- executive management has committed to a plan to sell the asset;
- the asset is available for immediate sale in its present condition;
- an active program to locate a buyer and other actions required to complete the sale have been initiated;

- the asset is actively being marketed; and
- the sale of the asset is probable and it is unlikely that significant changes to the sale plan will be made.

We classify land as held for sale when it is being actively marketed. For wholly owned operating communities, binding purchase and sale agreements are generally subject to substantial due diligence and historically these sales have not always been consummated. As a result, we generally do not believe that the "probable" criteria is met until the community is sold. Upon designation as an asset held for sale, we record the asset at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease depreciation. If assets classified as assets held for sale had been held for sale for over a year, the requirements to be classified as held for sale are no longer being met and the assets are reclassified to held and used. However, we usually will continue to market the assets for sale.

Real Estate Sales

We account for sales of real estate in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Property, Plant and Equipment Topic. For sales transactions meeting the requirements of the Topic for full accrual profit recognition, the related assets and liabilities are removed from the balance sheet and the gain or loss is recorded in the period the transaction closes. For sales transactions that do not meet the criteria for full accrual profit recognition, we account for the transactions in accordance with the methods specified in the ASC Property, Plant and Equipment Topic. For sales transactions that do not contain continuing involvement following the sale or if the continuing involvement with the property is contractually limited by the terms of the sales contract, profit is recognized at the time of sale. This profit is then reduced by the maximum exposure to loss related to the contractually limited continuing involvement. Sales to ventures in which we have an equity interest are accounted for in accordance with the partial sale accounting provisions as set forth in the ASC Property, Plant and Equipment Topic.

For sales transactions that do not meet the full accrual sale criteria, we evaluate the nature of the continuing involvement and account for the transaction under an alternate method of accounting rather than full accrual sale, based on the nature and extent of the continuing involvement. Some transactions may have numerous forms of continuing involvement. In those cases, we determine which method is most appropriate based on the substance of the transaction.

In transactions accounted for as partial sales, we determine if the buyer of the majority equity interest in the venture was provided a preference as to cash flows in either an operating or a capital waterfall. If a cash flow preference has been provided, profit, including our development fee, is only recognizable to the extent that proceeds from the sale of the majority equity interest exceeds costs related to the entire property.

We also may provide guarantees to support the operations of the properties. If the guarantees are for an extended period of time, we apply the profit-sharing method and the property remains on our books, net of any cash proceeds received from the buyer. If support is required for a limited period of time, sale accounting is achieved and profit on the sale may begin to be recognized on the basis of performance of the services required when there is reasonable assurance that future operating revenues will cover operating expenses and debt service.

Under the profit-sharing method, the property portion of our net investment is amortized over the life of the property. Results of operations of the communities before depreciation, interest and fees paid to us is recorded as "Loss from investments accounted for under the profit-sharing method" in the consolidated statements of operations. The net income from operations as adjusted is added to the investment account and losses are reflected as a reduction of the net investment. Distributions of operating cash flows to other venture partners are reflected as an additional expense. All cash paid or received by us is recorded as an adjustment to the net investment. The net investment is reflected in "Investments accounted for under the profit-sharing method" in the consolidated balance sheets. At December 31, 2010, we have two ventures accounted for under the profit-sharing method.

Intangible Assets

We capitalize costs incurred to acquire management, development and other contracts. In determining the allocation of the purchase price to net tangible and intangible assets acquired, we make estimates of the fair value of the tangible and intangible assets using information obtained as a result of pre-acquisition due diligence, marketing, leasing activities and independent appraisals.

Intangible assets are valued using expected discounted cash flows and are amortized using the straight-line method over the remaining contract term, generally ranging from one to 30 years. The carrying amounts of intangible assets are reviewed for impairment when indicators of impairment are identified. If the carrying amount of the asset (group) exceeds the undiscounted expected cash flows that are directly associated with the use and eventual disposition of the asset (group), an impairment charge is recognized to the extent the carrying amount of the asset exceeds the fair value.

Investments in Unconsolidated Communities

We hold a noncontrolling equity interest in ventures established to develop or acquire and own senior living communities. Those ventures are generally limited liability companies or limited partnerships. Our equity interest in these ventures generally ranges from 10% to 50%.

In accordance with ASC Consolidation Topic, we review all of our ventures to determine if they are VIEs and require consolidation. The primary beneficiary is the party that has both the power to direct activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could both potentially be significant to the VIE. We perform ongoing qualitative analysis to determine if we are the primary beneficiary of a VIE. At December 31, 2010, we are the primary beneficiary of one VIE and therefore consolidate that entity.

In accordance with ASC Consolidation Topic, the general partner or managing member of a venture consolidates the venture unless the limited partners or other members have either (1) the substantive ability to dissolve the venture or otherwise remove the general partner or managing member without cause or (2) substantive participating rights in significant decisions of the venture, including authorizing operating and capital decisions of the venture, including budgets, in the ordinary course of business. We have reviewed all ventures that are not VIEs where we are the general partner or managing member and have determined that in all cases the limited partners or other members have substantive participating rights such as those set forth above and, therefore, no ventures are consolidated.

For ventures not consolidated, we apply the equity method of accounting in accordance with ASC Investments – Equity Method and Joint Ventures Topic. Equity method investments are initially recorded at cost and subsequently are adjusted for our share of the venture's earnings or losses and cash distributions. In accordance with this Topic, the allocation of profit and losses should be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Because certain venture agreements contain preferences with regard to cash flows from operations, capital events and/or liquidation, we reflect our share of profits and losses by determining the difference between our "claim on the investee's book value" at the end and the beginning of the period. This claim is calculated as the amount that we would receive (or be obligated to pay) if the investee were to liquidate all of its assets at recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This method is commonly referred to as the hypothetical liquidation at book value method.

Our reported share of earnings is adjusted for the impact, if any, of basis differences between our carrying value of the equity investment and our share of the venture's underlying assets. We generally do not have future requirements to contribute additional capital over and above the original capital commitments, and therefore, we discontinue applying the equity method of accounting when our investment is reduced to zero barring an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after our share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

When the majority equity partner in one of our ventures sells its equity interest to a third party, the venture frequently refinances its senior debt and distributes the net proceeds to the equity partners. All distributions received by us are first recorded as a reduction of our investment. Next, we record a liability for any contractual or implied future financial support to the venture including obligations in our role as a general partner. Any remaining distributions are recorded as "Sunrise's share of earnings (loss) and return on investment in unconsolidated communities" in the consolidated statements of operations.

We evaluate realization of our investment in ventures accounted for using the equity method if circumstances indicate that our investment is other than temporarily impaired.

Deferred Financing Costs

Costs incurred in connection with obtaining financing for our consolidated communities are deferred and amortized over the term of the financing using the effective interest method. Deferred financing costs are included in "Other assets" in the consolidated balance sheets.

Loss Reserves For Certain Self-Insured Programs

We offer a variety of insurance programs to the communities we operate. These programs include property insurance, general and professional liability insurance, excess/umbrella liability insurance, crime insurance, automobile liability and physical damage insurance, workers' compensation and employers' liability insurance and employment practices liability insurance (the "Insurance Program"). Substantially all of the communities we operate participate in the Insurance Program are charged their proportionate share of the cost of the Insurance Program.

We utilize large deductible blanket insurance programs in order to contain costs for certain of the lines of insurance risks in the Insurance Program including Self-Insured Risks. The design and purpose of a large deductible insurance program is to reduce overall premium and claim costs by internally financing lower cost claims that are more predictable from year to year, while buying insurance only for higher-cost, less predictable claims.

We have self-insured a portion of the Self-Insured Risks through the Sunrise Captive. The Sunrise Captive issues policies of insurance on behalf of us and each community we operate and receives premiums from us and each community we operate. The Sunrise Captive pays the costs for each claim above a deductible up to a per claim limit. Third-party insurers are responsible for claim costs above this limit. These third-party insurers carry an A.M. Best rating of A-/VII or better.

We record outstanding losses and expenses for all Self-Insured Risks and for claims under insurance policies based on management's best estimate of the ultimate liability after considering all available information, including expected future cash flows and actuarial analyses. We believe that the allowance for outstanding losses and expenses is appropriate to cover the ultimate cost of losses incurred at December 31, 2010, but the allowance may ultimately be settled for a greater or lesser amount. Any subsequent changes in estimates are recorded in the period in which they are determined and will be shared with the communities participating in the insurance programs based on the proportionate share of any changes.

Employee Health and Dental Benefits

We offer employees an option to participate in our self-insured health and dental plans. The cost of our employee health and dental benefits, net of employee contributions, is shared between us and the communities based on the respective number of participants working either at our community support office or at the communities. Funds collected are used to pay the actual program costs including estimated annual claims, third-party administrative fees, network provider fees, communication costs, and other related administrative costs incurred by us. Claims are paid as they are submitted to the plan administrator. We also record a liability for outstanding claims and claims that have been incurred but not yet reported. This liability is based on the historical claim reporting lag and payment trends of health insurance claims. We believe that the liability for outstanding losses and expenses is adequate to cover the ultimate cost of losses incurred at December 31, 2010, but actual claims may differ. Any subsequent changes in estimates are recorded in the period in which they are determined and will be shared with the communities participating in the program based on their proportionate share of any changes.

Continuing Care Agreements

We lease communities under operating leases and own communities that provide life care services under various types of entrance fee agreements with residents ("Entrance Fee Communities" or "Continuing Care Retirement Communities"). Residents of Entrance Fee Communities are required to sign a continuing care agreement with us. The care agreement stipulates, among other things, the amount of all entrance and monthly fees, the type of residential unit being provided, and our obligation to provide both health care and non-health care services. In addition, the care agreement provides us with the right to increase future monthly fees. The care agreement is terminated upon the receipt of a written termination notice from the resident or the death of the resident. Refundable entrance fees are returned to the resident or the resident's estate depending on the form of the agreement either upon re-occupancy or termination of the care agreement.

When the present value of estimated costs to be incurred under care agreements exceeds the present value of estimated revenues, the present value of such excess costs is accrued. The calculation assumes a future increase in the monthly revenue commensurate with the monthly costs. The calculation currently results in an expected positive net present value cash flow and, as such, no liability was recorded as of December 31, 2010 or December 31, 2009.

Refundable entrance fees are primarily non-interest bearing and, depending on the type of plan, can range from between 30% to 100% of the total entrance fee less any additional occupant entrance fees. As these obligations are considered security deposits, interest is not imputed on these obligations. Deferred entrance fees were $30.7 million and $33.2 million at December 31, 2010 and 2009, respectively.

Non-refundable portions of entrance fees are deferred and recognized as revenue using the straight-line method over the actuarially determined expected term of each resident's contract.

Accounting for Guarantees

Guarantees entered into in connection with the sale of real estate often prevent us from either accounting for the transaction as a sale of an asset or recognizing in earnings the profit from the sale transaction. Guarantees not entered into in connection with the sale of real estate are considered financial instruments. For guarantees considered financial instruments we recognize at the inception of a guarantee or the date of modification, a liability for the fair value of the obligation undertaken in issuing a guarantee. On a quarterly basis, we evaluate the estimated liability based on the operating results and the terms of the guarantee. If it is probable that we will be required to fund additional amounts than previously estimated a loss is recorded. Fundings that are recoverable as a loan from a venture are considered in the determination of the contingent loss recorded. Loan amounts are evaluated for impairment at inception and then quarterly.

Asset Retirement Obligations

In accordance with ASC Asset Retirement and Environmental Obligations Topic we record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated.

Certain of our operating real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. When, and if, these properties are demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed of. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this asset retirement obligation.

In addition, certain of our long-term ground leases include clauses that may require us to dispose of the leasehold improvements constructed on the premises at the end of the lease term. These costs, however, are not estimable due to the range of potential settlement dates and variability among properties. Further, the present value of the expected costs is insignificant as the remaining term of each of the leases is fifty years or more.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. We record the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how these events are treated for tax purposes. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. We provide a valuation allowance against the net deferred tax assets when it is more likely than not that sufficient taxable income will not be generated to utilize the net deferred tax assets.

Revenue Recognition

"Management fees" is comprised of fees from management agreements for operating communities owned by unconsolidated ventures and third parties, which consist of base management fees and incentive management fees. The management fees are generally between five and eight percent of a managed community's total operating revenue. Fees are recognized in the month they are earned in accordance with the terms of the management agreement.

"Buyout fees" is comprised of fees from the buyout of management agreements.

"Resident fees from consolidated communities" are recognized monthly as services are provided. Agreements with residents are generally for a term of one year and are cancelable by residents with 30 days notice.

"Ancillary services" is comprised of fees for providing care services to residents of certain communities owned by ventures and fees for providing home health assisted living services.

"Professional fees from development, marketing and other" is comprised of fees received for services provided prior to the opening of an unconsolidated community. Our development fees related to building design and construction oversight are recognized using the percentage-of-completion method and the portion related to marketing services is recognized on a straight-line basis over the estimated period the services are provided. The cost-to-cost method is used to measure the extent of progress toward completion for purposes of calculating the percentage-of-completion portion of the revenues.

"Reimbursed costs incurred on behalf of managed communities" is comprised of reimbursements for expenses incurred by us, as the primary obligor, on behalf of communities operated by us under long-term management agreements. Revenue is recognized when the costs are recorded on the books of the managed communities and we are due the reimbursement. If we are not the primary obligor, certain costs, such as interest expense, real estate taxes, depreciation, ground lease expense, bad debt expense and cost incurred under local area contracts, are not included. The related costs are included in "Costs incurred on behalf of managed communities".

We considered the indicators in ASC Revenue Recognition Topic, in making our determination that revenues should be reported gross versus net. Specifically, we are the primary obligor for certain expenses incurred at the communities, including payroll costs, insurance and items such as food and medical supplies purchased under national contracts entered into by us. We, as manager, are responsible for setting prices paid for the items underlying the reimbursed expenses, including setting pay-scales for our employees. We select the supplier of goods and services to the communities for the national contracts that we enter into on behalf of the communities. We are responsible for the scope, quality and extent of the items for which we are reimbursed. Based on these indicators, we have determined that it is appropriate to record revenues gross versus net.

Stock-Based Compensation

We record compensation expense for our employee stock options and restricted stock awards in accordance with ASC Equity Topic. This Topic requires that all share-based payments to employees be recognized in the consolidated statements of operations based on their grant date fair values with the expense being recognized over the requisite service period. We use the Black-Scholes model to determine the fair value of our awards at the time of grant.

Foreign Currency Translation

Our reporting currency is the U.S. dollar. Certain of our subsidiaries' functional currencies are the local currency of their respective country. In accordance with ASC Foreign Currency Matters Topic, balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for stockholders' equity accounts and intercompany accounts with consolidated subsidiaries that are considered to be of a long-term nature, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of the translation is included in "Accumulated other comprehensive income" in the consolidated balance sheets. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date. All differences are recorded as "Other income (expense)" in the consolidated statements of operations.

Advertising Costs

We expense advertising costs as incurred. Total advertising expense for the years ended December 31, 2010, 2009 and 2008 was $4.4 million, $4.1 million and $4.3 million, respectively.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals quarterly and make revisions based on changes in facts and circumstances.

Reclassifications

Certain amounts have been reclassified to conform to the current year presentation. The majority of the reclassifications are to discontinued operations which includes our German operations, two communities sold in 2010, 22 communities sold in 2009, one community closed in 2009, our Greystone subsidiary sold in 2009 and our Trinity subsidiary which ceased operations in 2008.

New Accounting Standards

In 2009, the FASB issued Accounting Standards Update ("ASU") 2009-17, *Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* ("ASU 2009-17"). ASU 2009-17 requires an analysis to be performed to determine whether a variable interest gives an enterprise a controlling financial interest in a variable interest entity. The analysis identifies the primary beneficiary of a variable interest entity. Additionally, ASU 2009-17 requires ongoing assessments as to whether an enterprise is the primary beneficiary and eliminates the quantitative approach in determining the primary beneficiary. ASU 2009-17 was effective for us January 1, 2010 and did not have a material impact on our consolidated financial position, results of operations or cash flows.

In 2009, the FASB issued ASU 2009-13, *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements* ("ASU 2009-13"). It requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. It eliminated the use of the residual method of allocation and requires the relative-selling-price method in all circumstances in which an entity recognized revenue for an arrangement with multiple deliverables subject to *ASC Subtopic 605-25 — Revenue — Multiple Element Arrangements*. It no longer requires third party evidence. ASU 2009-13 was effective for us January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

The following ASUs were issued in 2010:

ASU 2010-02, *Consolidation (Topic 810), Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification,* amends the Consolidation Topic and clarifies the guidance in the accounting for a decrease of ownership in a subsidiary or group of assets that is a business or non-profit activity; a subsidiary that is a business or non-profit activity that is transferred to an equity method investee or joint venture; or an exchange of a group of assets that constitutes a business or non-profit activity for a noncontrolling interest in an entity. ASU 2010-02 does not apply to sales of in substance real estate. Additional disclosures are required. These disclosures include the valuation techniques used to measure the fair value of any retained investment, the nature of continuing involvement after deconsolidation or derecognition and whether the transaction that resulted in the deconsolidation of a subsidiary or derecognition of a group of assets was with a related party or whether the former subsidiary or entity acquiring the group of assets will be a related party after deconsolidation. ASU 2010-02 was effective for us in the first quarter of 2010. It did not have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements*, requires separate disclosures of transfers in and out of Level 1 and Level 2 fair value measurements along with the reason for the transfer. ASU 2010-06 also requires separately presenting in the reconciliation for Level 3 fair value measurements purchases, sales, issuances and settlements. It clarifies the disclosure regarding the level of disaggregation and input and valuation techniques. Certain portions of ASU 2010-06 were effective in the first quarter of 2010, and the portions of ASU 2010-06 which effect Level 3 reconciliation was effective for us January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-08, *Technical Corrections to Various Topics,* did not fundamentally change U.S. GAAP but included certain clarifications to the guidance on embedded derivative and hedging which may cause a change in the application of *ASC Subtopic 815-15 — Derivative and Hedging — Embedded Derivatives*. Some technical corrections were effective in the first quarter of 2010, although the majority of ASU 2010-08 was effective for us on April 1, 2010. It did not have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-09, *Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements,* requires the disclosure of subsequent events through the date that the financial statements are issued and removes the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective for us in the first quarter of 2010. It did not have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-13, *Compensation — Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Security Trades,* clarifies that a share-based payment award with an exercise price denominated in the currency of the market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that would require the share-based payment award to be classified as a liability. ASU 2010-13 was effective for us on January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-22, *Accounting for Various Topics — Technical Corrections to SEC Paragraphs*, amends various SEC paragraphs based on external comments received and the issuance of Staff Accounting Bulletin ("SAB") 112, which amends or rescinds portions of certain SAB topics.

ASU 2010-28, *Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,* modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. ASU 2010-28 was effective for us on January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations*, specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures under Topic 805. ASU 2010-29 was effective for us on January 1, 2011. We do not expect it to have a material impact on our consolidated financial position, results of operations or cash flows.

3. Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The ASC Fair Value Measurements Topic established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels. These levels, in order of highest priority to lowest priority, are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are used when little or no market data is available.

Auction Rate Securities and Marketable Securities

In 2010, 2009 and 2008, we held investments in Student Loan Auction-Rate Securities ("SLARS"). These SLARS were issued by non-profit corporations and their proceeds are used to purchase portfolios of student loans. As of December 31, 2010, we had sold all of the SLARS we held. We had classified our investments in auction rate securities as trading securities and carried them at fair value. We recorded unrealized and realized gains (losses) of $0.9 million, $3.6 million and $(7.8) million for 2010, 2009 and 2008, respectively.

The following table reconciles the beginning and ending balances for the auction rate securities using fair value measurements based on significant unobservable inputs for 2010 (in thousands):

	Auction Rate Securities
Beginning balance - 1/1/10	$ 18,686
Total gains	932
Sales	(19,618)
Redemptions	—
Ending balance - 12/31/10	$ —

At December 31, 2010, we had an investment in marketable securities related to a consolidated entity in which we have control but no ownership interest. The fair value of the investment was approximately $2.5 million at December 31, 2010. The valuation was based on Level 1 inputs.

Assets Held for Sale, Assets Held and Used and Liquidating Trust Assets

Assets Held for Sale

Assets held for sale with a lower of carrying value or fair value less estimated costs to sell consists of the following (in thousands):

	December 31, 2010	December 31, 2009
Land	$ —	$33,801
Closed community	—	2,514
Condominium units	1,099	4,343
Assets held for sale	$1,099	$40,658

In 2010, certain land parcels, a closed community and a condominium project were classified as assets held for sale. They were recorded at the lower of their carrying value or fair value less estimated costs to sell. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. As the carrying value of an asset was in excess of its fair value less estimated costs to sell, we recorded an impairment charge of $0.7 million in 2010, which is included in operating expenses under impairment of owned communities and land parcels.

In 2010, land parcels and a closed community classified as assets held for sale had been held for sale for over a year. Therefore, the requirements to be classified as held for sale were no longer being met and the assets were reclassified to held and used or to the liquidating trust. However, we continue to market the land parcels and closed community.

In 2009, we recorded certain land parcels (including two closed construction sites), a condominium project and a closed property as held for sale at the lower of their carrying value or fair value less estimated costs to sell. We used appraisals, bona fide offers, market knowledge and broker opinions of value to determine fair value. As the carrying value of some of the assets was in excess of the fair value less estimated costs to sell, we recorded a charge of $4.5 million. At the end of 2009, seven land parcels classified as assets held for sale had been held for sale for over a year. Therefore, the requirements to be classified as held for sale were not met and the assets were re-classified to held and used as of December 31, 2009. We continued to market these land parcels for sale.

Assets Held and Used

In 2010, we recorded impairment charges of $1.1 million for a land parcel and an operating community as the carrying value of these assets was in excess of their fair value. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. The impairment charges are included in operating expenses under impairment of owned communities and land parcels.

In 2009, we recorded impairment charges of $24.9 million related to certain operating communities that are held and used as the carrying value of these assets was in excess of the fair value. We used appraisals, recent sale and a cost of capital rate to the communities' average net income to estimate fair value of all of these assets. We subsequently sold 21 operating communities that were classified as assets held and used and the $22.6 million impairment charge related to certain of these communities was included in discontinued operations.

In 2009, we also recorded impairment charges of $24.9 million for certain land parcels held and used as the carrying value of these assets was in excess of the fair value. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value.

In 2008, we recorded impairment charges of $19.3 million related to five communities in the U.S., $5.2 million related to two communities in Germany (included in discontinued operations) and $12.0 million related to land parcels that were no longer expected to be developed. The carrying value of these assets was in excess of the fair value. We used appraisals, recent sale and a cost of capital rate to the communities' average net income to estimate fair value of all of these assets.

Liquidating Trust Assets

In connection with the restructuring of our German indebtedness (see Note 10), we granted mortgages for the benefit of the electing lenders on certain of our unencumbered North American properties (the "liquidating trust"). As of December 31, 2010, the liquidating trust assets consist of three operating communities, 12 land parcels and one closed community. In 2010, we recorded impairment charges of $4.1 million on ten assets held in the liquidating trust as the carrying value of these assets were in excess of the fair value. We used appraisals, bona fide offers, market knowledge and brokers' opinions of value to determine fair value. The impairment charge is included in operating expenses under impairment of owned communities and land parcels.

Fair Value Measurements of Liquidating Trust Assets, Assets Held for Sale, and Assets Held and Used

Upon designation as assets held for sale, we recorded the assets at the lower of carrying value or their fair value less estimated costs to sell. The following table details only liquidating trust assets, assets held for sale and assets held and used where fair value was lower than the carrying value and an impairment loss was recorded in 2010 (in thousands):

		Fair Value Measurements at Reporting Date Using			
Asset	**December 31, 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Impairment Losses**
Liquidating trust assets (1)	$39,626	$—	$—	$39,626	$(3,823)
Assets held for sale	1,099	—	—	1,099	(683)
Assets held and used (1)	17,248	—	—	17,248	(826)
	$57,973	$—	$—	$57,973	$(5,332)

(1) Excludes assets sold during 2010

Debt

The fair value of our debt has been estimated based on current rates offered for debt with the same remaining maturities and comparable collateralizing assets. Changes in assumptions or methodologies used to make estimates may have a material effect on the estimated fair value. We have applied Level 2 and Level 3 type inputs to determine the estimated fair value of our debt. The following table details by category the principal amount, the average interest rate and the estimated fair market value of our debt (in thousands):

	Fixed Rate Debt	Variable Rate Debt
Total Carrying Value	$1,365	$161,635
Average Interest Rate	6.67%	2.75%
Estimated Fair Market Value	$1,365	$155,318

Disclosure about fair value of financial instruments is based on pertinent information available to us at December 31, 2010.

We elected the fair value option to measure the financial liabilities associated with and which originated from the restructuring of our German loans (refer to Note 10). The notes for the liquidating trust assets are accounted for under the fair value option. The carrying value of the financial liabilities for which the fair value option was elected was estimated applying certain data points including the underlying value of the collateral and expected timing and amount of repayment.

		Fair Value Measurements at Reporting Date Using			
(In thousands)	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gain
Asset					
Liquidating trust notes, at fair value	$38,264	$—	$—	$38,264	$5,240

The following table reconciles the beginning and ending balances for the German debt and the notes for the liquidating trust assets using fair value measurements based on significant unobservable inputs for 2010 (in thousands):

	German Mortgage Debt	Liquidating Trust Notes
Beginning balance - 1/1/10	$196,956	$ —
New debt	—	54,983
Total gains	(92,910)	(5,240)
Interest accretion	2,353	—
Payments	(94,808)	(11,479)
Cumulative translation adjustment	(11,591)	—
Ending balance - 12/31/10	$ —	$ 38,264

Other Fair Value Information

Cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses, equity investments and other current assets and liabilities are carried at amounts which reasonably approximate their fair values.

4. Allowance for Doubtful Accounts

Allowance for doubtful accounts consists of the following (in thousands):

	Accounts Receivable	Other Assets	Total
Balance January 1, 2008	$ 12,360	$ 8,000	$ 20,360
Provision for doubtful accounts (1)	24,164	—	24,164
Write-offs	(1,491)	—	(1,491)
Balance December 31, 2008	35,033	8,000	43,033
Provision for doubtful accounts (1)	14,931	—	14,931
Write-offs	(25,900)	(8,000)	(33,900)
Balance December 31, 2009 (1)	24,064	—	24,064
Provision for doubtful accounts (1)	6,156	—	6,156
Write-offs	(13,891)	—	(13,891)
Balance December 31, 2010 (1)	$ 16,329	$ —	$ 16,329

(1) Includes provision associated with discontinued operations.

5. Property and Equipment

Property and equipment consists of the following (in thousands):

		December 31,	
	Asset Lives	2010	2009
Land and land improvements	15 years	$ 50,806	$ 75,595
Building and building improvements	40 years	209,837	219,075
Furniture and equipment	3-10 years	140,955	140,024
		401,598	434,694
Less: Accumulated depreciation		(162,924)	(146,638)
Property and equipment, net		$ 238,674	$ 288,056

Depreciation expense was $27.8 million, $31.5 million and $30.2 million in 2010, 2009 and 2008, respectively.

In 2010, we sold two communities with a net book value of $5.7 million and four land parcels with a net book value of $14.7 million for total proceeds of $24.4 million. We also recorded impairment charges of $5.9 million related to eight land parcels, two operating communities, one condominium project and two ceased development projects. Refer to Note 3.

In 2009, we sold 21 non-core communities with a net book value of $142.5 million for an aggregate purchase price of $204 million. We recorded a gain of approximately $48.9 million after a deduction of $5.0 million related to potential future indemnification obligations which expired in November 2010. We recognized $5.0 million of gain related to expiration of this indemnification obligation in 2010 which is included in discontinued operations. In 2009, we also sold one community with a net book value of zero for $2.0 million and we recorded a gain of $0.5 million in 2009 with additional gain of $1.5 million recorded in 2010 when a note receivable was collected.

In 2008, we recorded impairment charges of $19.3 million related to five communities in the U.S., $5.2 million related to two communities in Germany and $12.0 million related to land parcels that were no longer expected to be developed. Refer to Note 3.

6. Sales of Real Estate

Total gains (losses) on sale recognized are as follows (in thousands):

	December 31,		
	2010	2009	2008
Properties accounted for under basis of performance of services	$ 1,269	$10,451	$ 9,583
Properties accounted for previously under financing method	—	—	538
Properties accounted for previously under deposit method	1,900	3,439	909
Properties accounted for under the profit-sharing method	—	8,853	6,717
Land and community sales	(241)	(360)	(877)
Sales of equity interests	25,013	—	(363)
Condominium sales	(171)	(1,032)	1,008
Other sales	(98)	300	(141)
Total gains on the sale of real estate and equity interests	$27,672	$21,651	$17,374

Basis of Performance of Services

During the years ended December 31, 2010, 2009 and 2008, we sold majority membership interests in entities owning partially developed land or sold partially developed land to ventures with none, none and four underlying communities, respectively, for zero, zero and $78.7 million, net of transaction costs, respectively. In connection with the transactions, we provided guarantees to support the operations of the underlying communities for a limited period of time. In addition, we have operated the communities under long-term management agreements since opening. Due to our continuing involvement, all gains on the sale and fees received after the sale are initially deferred. Any fundings under the cost overrun guarantees and the operating deficit guarantees are recorded as a reduction of the deferred gain. Gains and development fees are recognized on the basis of performance of the services required. As the result of the deferral of gains on sale and fees received after the sale, additional deferred gains of zero, $2.3 million and $8.5 million were recorded in 2010, 2009 and 2008, respectively. Gains of $0.4 million, $7.6 million and $4.9 million were recognized in 2010, 2009 and 2008, respectively.

In 2008, in connection with the sale of a majority membership interest in an entity which owned an operating community, we provided a guarantee to support the operations of the property for a limited period of time. Due to this continuing involvement, the gain on sale totaling approximately $8.7 million was initially deferred and is being recognized using the basis of performance of services method. We recorded gains of $0.9 million, $2.9 million and $4.7 million in 2010, 2009 and 2008, respectively.

Financing Method

In 2004, we sold majority membership interests in two entities which owned partially developed land to two separate ventures. In conjunction with these two sales, we had an option to repurchase the communities from the venture at an amount that was higher than the sales price. At the date of sale, it was likely that we would repurchase the properties, and as a result the financing method of accounting was applied. In 2007, the two separate ventures were recapitalized and merged into one new venture. Per the terms of the transaction, we no longer had an option to repurchase the communities. Thus, there were no longer any forms of continuing involvement that would preclude sale accounting and a gain on sale of $32.8 million was recognized in 2007. Also, as part of the 2007 transaction, we indemnified the buyer for a period of 12 months against any losses up to $1 million. An additional gain of $0.5 million was recognized in 2008 when the indemnification period expired.

Deposit Method

In 2003, we sold a portfolio of 13 operating communities and five communities under development for approximately $158.9 million in cash, after transaction costs, which was approximately $21.5 million in excess of our capitalized costs. In connection with the transaction, we agreed to provide income support to the buyer if the cash flows from the communities were below a stated target. We recorded a gain of $52.5 million upon the expiration of the guarantee in 2007. In 2010, 2009 and 2008, the buyer reimbursed us for some of the income support payments previously made. We recorded additional gains of $1.9 million, $3.4 million and $0.9 million in 2010, 2009 and 2008, respectively, relating to these reimbursements.

Installment Method

In 2009, we sold a wholly owned community to an unrelated third party for approximately $2.0 million. We received $0.3 million in cash and a note receivable for $1.7 million when the transaction closed. The cash received did not meet the minimum initial investment required to adequately demonstrate the buyer's commitment to purchase this type of asset. Therefore, we applied the installment method of accounting to this transaction. Under the installment method, the seller recognizes a sale of real estate. However, profit is recognized on a reduced basis. As of December 31, 2010, the note receivable had been paid back in full. Gains of $1.5 million and $0.5 million were recognized in 2010 and 2009, respectively, relating to this transaction. This community sale is included in discontinued operations as we have no continuing involvement.

Investments Accounted for Under the Profit-Sharing Method, net

In 2009, a guarantee we provided in conjunction with the sale of three communities in 2004 expired. The guarantee stated that we would make monthly payments to the buyer equal to the amount by which a net operating income target exceeded actual net operating income for the communities until a certain coverage ratio was reached. In 2004, we had concluded that the guarantee would be for an extended period of time and applied the profit-sharing method of accounting. Upon the expiration of the guarantee, we recorded a gain of approximately $8.9 million.

In 2008, we completed the recapitalization of a venture with two underlying properties that was initially sold in 2004. As a result of this recapitalization, the guarantees that required us to use the profit-sharing method of accounting for our previous sale of real estate in 2004 were released and we recorded a gain on sale of approximately $6.7 million.

In 2006, we sold a majority interest in two separate entities related to a condominium project for which we provided guarantees to support the operations of the entities for an extended period of time. We account for the condominium and assisted living ventures under the profit-sharing method of accounting, and our liability carrying value at December 31, 2010 was $0.4 million for the two ventures. We recorded a loss of $9.6 million, $13.6 million and $3.0 million in 2010, 2009 and 2008, respectively. We are also obligated to fund operating shortfalls. The depressed condominium real estate market in the Washington, D.C. area has resulted in lower sales than forecasted and we have funded $6.9 million under the guarantees through December 31, 2010. In addition, we are required to fund marketing costs associated with the sale of the condominiums which we estimate will total approximately $7.5 million by the time the remaining inventory of condominiums are sold.

In July 2009, the lender alleged that an event of default had occurred regarding loans for both entities. The event of default was related to providing certain financial information for the venture that the lender had previously requested. In October 2009, we received a notice of default related to the nonpayment of interest. In October 2010, we obtained a default waiver from the lender for one of the loans. As of December 31, 2010, the lender contends that one of these loans remains in default. We have accrued $1.5 million in default interest relating to this loan. We are in discussions with the lender regarding the alleged default.

Relevant details are as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Revenue	$ 13,012	$ 14,219	$ 16,635
Operating expenses	(17,934)	(18,849)	(11,459)
Interest expense	(5,826)	(6,195)	(597)
Impairment loss	(462)	(1,146)	—
(Loss) income from operations before depreciation	(11,210)	(11,971)	4,579
Depreciation expense	1,560	1,489	—
Distributions to other investors	—	(2,326)	(5,908)
Loss from investments accounted for under the profit-sharing method	$ (9,650)	$(12,808)	$ (1,329)
Investments accounted for under the profit-sharing method, net	$ (419)	$ 11,031	$ 13,673
Amortization expense on investments accounted for under the profit-sharing method	$ —	$ 363	$ 987

Land and Community Sales

In 2010, 2009 and 2008, we sold four, one and four parcels of undeveloped land, respectively. We recognized losses of $0.2 million, $0.4 million and $0.9 million, in 2010, 2009 and 2008, respectively, related to these land sales.

In 2010, we sold two operating properties for approximately $10.8 million and we recognized a net gain of approximately $4.0 million which is reflected in discontinued operations in our consolidated statements of operations. This gain is after a reduction of $0.7 million related to potential future indemnification obligations which expire in 2011. These properties, in addition to two land parcels, were part of the liquidating trust held as collateral for the electing lenders and a prorated portion of the net proceeds from the sales were distributed to the electing lenders and reduced the principal balance of our restructure note by $10.7 million.

In 2009, we sold 21 non-core assisted living communities, located in 11 states, to Brookdale Senior Living, Inc. for an aggregate purchase price of $204 million. At closing, we received approximately $59.6 million in net proceeds after we paid or the purchaser assumed approximately $134.1 million of mortgage loans, the posting of required escrows, various prorations and adjustments, and payments of expenses by us, recognizing a gain of $48.9 million. This gain was after a reduction of $5.0 million related to potential future indemnification obligations which expired in November 2010. In 2010, a gain of $5.0 million was recognized when the indemnification period expired and is included in discontinued operations.

In 2008, we sold two communities for approximately $3.3 million in cash after transaction costs. There were no forms of continuing involvement that precluded sale accounting or gain recognition for all these sales. These community sales are included in discontinued operations as we have no continuing involvement.

Condominium Sales

In 2006, we acquired the long-term management agreements of two San Francisco Bay area continuing care retirement communities ("CCRC") and the ownership of one community. As part of the acquisition, we also received ten vacant condominium units from the seller that we could renovate and sell. In 2007, we purchased an additional 37 units. Of the 47 units acquired, three were converted into a fitness center for the community, 14 were converted into seven double units and three were converted into a triple unit. In 2010, 2009 and 2008, we sold nine of the 35 renovated units in each respective year and recognized (losses) gains on those sales totaling $(0.2) million, $(1.0) million and $1.0 million in 2010, 2009 and 2008, respectively.

Sales of Equity Interests

We sold our equity interest in nine limited liability companies in the U.S. and two limited partnerships in Canada in 2010 and one venture each in 2009 and 2008 whose underlying assets were real estate. In accordance with ASC Property, Plant and Equipment Topic, the sale of an investment in the form of a financial asset that is in substance real estate should be accounted for in accordance with this Topic. For all of the transactions, we did not provide any forms of continuing involvement that would preclude sale accounting or gain recognition. We recognized gains (losses) on sale of $25.0 million, zero and $(0.4) million, respectively, related to these sales.

7. Variable Interest Entities

GAAP requires that a VIE, defined as an entity subject to consolidation according to the provisions of the ASC Consolidation Topic, must be consolidated by the primary beneficiary. The primary beneficiary is the party that has both the power to direct activities of a VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could both potentially be significant to the VIE. We perform ongoing qualitative analysis to determine if we are the primary beneficiary of a VIE. At December 31, 2010, we are the primary beneficiary of one VIE and therefore consolidate that entity.

VIEs where Sunrise is the Primary Beneficiary

We have a management agreement with a not-for-profit corporation established to own and operate a CCRC in New Jersey. This entity is a VIE. The CCRC contains a 60-bed skilled nursing unit, a 32-bed assisted living unit, a 27-bed Alzheimer's care unit and 252 independent living apartments. We have included $17.1 million and $18.1 million, respectively, of net property and equipment and debt of $22.5 million and $23.2 million, respectively, of which $1.4 million was in default as of December 31, 2010, in our December 31, 2010 and December 31, 2009 consolidated balance sheets for this entity. The majority of the debt is bonds that are secured by a pledge of and lien on revenues, a letter of credit with Bank of New York and by a leasehold mortgage and security agreement. We guarantee the letter of credit. Proceeds from the bonds' issuance were used to acquire and renovate the CCRC. As of December 31, 2010 and December 31, 2009, we guaranteed $21.1 million and $21.9 million, respectively, of the bonds. Management fees earned by us were $0.6 million, $0.6 million and $0.5 million for 2010, 2009 and 2008, respectively. The management agreement also provides for reimbursement to us for all direct cost of operations. Payments to us for direct operating expenses were $10.1 million, $11.1 million and $7.5 million 2010, 2009 and 2008, respectively. The entity obtains professional and general liability coverage through our affiliate, Sunrise Senior Living Insurance, Inc. The entity incurred $0.2 million per year in 2010, 2009 and 2008, respectively, related to the professional and general liability coverage. The entity also has a ground lease with us. Rent expense is recognized on a straight-line basis at $0.7 million per year. Deferred rent relating to this agreement was $6.6 million and $6.1 million at December 31, 2010 and December 31, 2009, respectively. These amounts are eliminated in our consolidated financial statements.

We previously consolidated six VIEs that were investment partnerships formed with third-party partners to invest capital in the pre-financing stage of Greystone projects. Our interest in five of these investment partnerships was sold as part of the Greystone transaction in March 2009 and we retained ownership in one which we deconsolidated as we are no longer affiliated with the general partner and do not control the entity. This entity was dissolved in January 2010.

VIEs Where Sunrise Is Not the Primary Beneficiary but Holds a Significant Variable Interest

In July 2007, we formed a venture with a third party which purchased 17 communities from our first U.K. development venture. The entity has £439.4 million of debt which is non-recourse to us. Our equity investment in the venture is zero at December 31, 2010. The line item "Due from unconsolidated communities" on our consolidated balance sheet contains $1.4 million due from the venture. Our maximum exposure to loss is $1.4 million. We calculated the maximum exposure to loss as the maximum loss (regardless of probability of being incurred) that we could be required to record in our consolidated statements of operations as a result of our involvement with the VIE.

This VIE is a limited partnership in which the general partner ("GP") is owned by our venture partner and us in proportion to our equity investment of 90% and 10%, respectively. The GP is supervised and managed under a board of directors and all of the powers of the GP are vested in the board of directors. The board of directors is made up of six directors. Four directors are appointed by our venture partner and two directors are appointed by us. Actions that require the approval of the board of directors include approval and amendment of the annual operating budget. Material decisions, such as the sale of any facility, require approval by 75% of the board of directors. We have determined that the board of directors has power over financing decisions, capital decisions and operating decisions. These are the activities that most impact the entity's economic performance, and therefore, neither equity holder has power over the venture. We have determined that power is shared within this venture as no one partner has the ability to unilaterally make significant decisions and therefore we are not the primary beneficiary.

8. Intangible Assets and Goodwill

Intangible assets consist of the following (in thousands):

	Estimated Useful Life	December 31, 2010	December 31, 2009
Management contracts less accumulated amortization of $42,143 and $33,007	1 -30 years	$36,739	$48,464
Leaseholds less accumulated amortization of $4,822 and $4,407	10 -29 years	3,062	3,477
Other intangibles less accumulated amoritization of $1,033 and $898	1 - 40 years	948	1,083
		$40,749	$53,024

Amortization was $11.7 million, $13.0 million and $8.0 million in 2010, 2009 and 2008, respectively. These amounts include $9.5 million, $10.2 million and $5.2 million of accelerated amortization of certain terminated management contracts. Amortization is expected to be approximately $2.3 million per year from 2011 to 2015.

In 2008, we recorded an impairment charge of $9.8 million related to our Trinity goodwill and related intangible assets. Trinity ceased operations in December 2008. This impairment charge is recorded in discontinued operations. In 2008, we also recorded an impairment charge of $121.8 million related to all the goodwill for our North American business segment which resulted from our acquisitions of Marriott Senior Living Services, Inc. ("MSLS") in 2003 and Karrington Health, Inc. in 1999. The impairment was recorded as the fair value of the North American business was determined to be less than the fair value of the net tangible assets and identifiable intangible assets.

9. Investments in Unconsolidated Communities

The following are our investments in unconsolidated communities as of December 31, 2010:

Venture	Sunrise Ownership
Karrington of Findlay Ltd	50.00%
MorSun Tenant LP	50.00%
Sunrise/Inova McLean Assisted Living, LLC	40.00%
AU-HCU Holdings, LLC (1)	30.00%
RCU Holdings, LLC (1)	30.00%
SunVest, LLC	30.00%
Metropolitan Senior Housing, LLC	25.00%
Sunrise at Gardner Park, LP	25.00%
Cheswick & Cranberry, LLC	25.00%
Master MorSun, LP	20.00%
Master MetSun, LP	20.00%
Master MetSun Two, LP	20.00%
Master MetSun Three, LP	20.00%
Sunrise Beach Cities Assisted Living, LP	20.00%
AL U.S. Development Venture, LLC	20.00%
Sunrise HBLR, LLC	20.00%
PS UK Investment (Jersey) LP	20.00%
PS UK Investment II (Jersey) LP	16.90%
Sunrise First Euro Properties LP	20.00%
Master CNL Sun Dev I, LLC	20.00%
Sunrise New Seasons Venture, LLC	20.00%
Santa Monica AL, LLC	15.00%
Sunrise Third Senior Living Holdings, LLC	10.00%
Cortland House, LP	10.00%
Dawn Limited Partnership	9.81%

(1) Investments are accounted for under the profit-sharing method of accounting. See Note 6.

Our weighted average ownership percentage in our unconsolidated ventures, including our investments accounted for under the profit sharing method, is approximately 13.6% based on total assets as of December 31, 2010.

Included in "Due from unconsolidated communities" are net receivables and advances from unconsolidated ventures of $22.5 million and $30.7 million at December 31, 2010 and 2009, respectively. Net receivables from these ventures relate primarily to development and management activities.

Summary financial information for unconsolidated ventures accounted for by the equity method, which excludes our venture accounted for under the profit sharing method, is as follows (in thousands and unaudited):

	December 31,		
	2010	2009	2008
Assets, principally property and equipment	$2,796,718	$3,989,387	$4,704,052
Long-term debt	2,672,506	3,569,246	3,933,188
Liabilities excluding long-term debt	136,022	226,678	378,988
Equity	(11,810)	193,463	391,876
Revenue	635,516	854,552	1,120,877
Net loss	(44,133)	(25,084)	(94,327)

Accounting policies used by the unconsolidated ventures are the same as those used by us.

Total management fees and reimbursed contract services from related unconsolidated ventures was $448.5 million, $521.8 million, and $534.2 million in 2010, 2009 and 2008, respectively.

Our share of earnings and return on investment in unconsolidated communities consists of the following (in thousands):

	December 31,		
	2010	2009	2008
Sunrise's share of earnings (loss) in unconsolidated communities	$ 8,599	$ 4,245	$(31,133)
Return on investment in unconsolidated communities	9,956	10,612	33,483
Impairment of equity and cost investments	(11,034)	(9,184)	(16,196)
Sunrise's share of earning (losses) and return on investment in unconsolidated communities	$ 7,521	$ 5,673	$(13,846)

Our investment in unconsolidated communities was greater than our portion of the underlying equity in the ventures by $60.4 million and $47.8 million as of December 31, 2010 and 2009, respectively.

Return on Investment in Unconsolidated Communities

Sunrise's return on investment in unconsolidated communities includes cash distributions from ventures arising from a refinancing of debt within ventures. We first record all equity distributions as a reduction of our investment. Next, we record a liability if there is a contractual obligation or implied obligation to support the venture including in our role as general partner. Any remaining distribution is recorded in income.

In 2010, our return on investment in unconsolidated communities was primarily the result of distributions of $9.4 million from operations of the investments where the book value is zero and we have no contractual or implied obligation to support the venture. Also, in 2010, we recognized $0.4 million in conjunction with the sale of a community within a venture in which we own a 25.0% interest, and we recognized $0.3 million in conjunction with the expiration of a contractual obligation.

In 2009, our return on investment in unconsolidated communities was primarily the result of distributions of $10.6 million from operations from investments where the book value is zero and we have no contractual or implied obligation to support the venture.

In 2008, our return on investment in unconsolidated communities was the result of the following: (1) the expiration of three contractual obligations which resulted in the recognition of $9.2 million of income from the recapitalization of three ventures; (2) receipt of $8.3 million of proceeds resulting from the refinancing of the debt of one of our ventures with eight communities; (3) the recapitalization and refinancing of debt of one venture with two communities which resulted in a return on investment of $3.3 million; and (4) distributions of $12.7 million from operations from investments where the book value is zero and we have no contractual or implied obligations to support the venture.

Transactions

Ventas

In 2010, we sold to Ventas, Inc. ("Ventas") all of our venture interests in nine limited liability companies in the U.S. and two limited partnerships in Canada, which collectively owned 58 communities managed by us. The aggregate purchase price for the venture interests was approximately $41.5 million. In connection with this transaction, we recorded a $25.0 million gain on the sale and deferred $5.7 million of the payment, as of December 31, 2010, which will be recognized as management fee income in 2011.

U.K. Venture

In 2010, 2009 and 2008, our first U.K. development venture in which we have a 20% equity interest sold two, four and four communities, respectively, to a venture in which we have a 10% interest. We recorded equity in earnings (loss) in 2010, 2009 and 2008 of approximately $13.0 million, $19.5 million and $(3.6) million, respectively. In 2010, we entered into an amendment to the partnership agreement for our first U.K. development venture. Under the amendment, we and our venture partner agreed to amend the partnership agreement as it related to distributions and acknowledged that we had received distributions less than what we were entitled to. In December 2010, we received a distribution of $15.2 million. In addition, our venture partner agreed to release $7.3 million of undistributed proceeds from previous sales that had been held on our behalf in an escrow account within the venture. Our equity in earnings from this venture is composed of (i) gains on the sale of the communities, (ii) the amendment to the cash distribution waterfall in 2010 and (iii) earnings and losses from the community operations.

When our U.K. ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund this bonus pool. In 2010, 2009 and 2008, we recorded bonus expense of $0.2 million, $0.7 million and $7.9 million, respectively, in respect of the bonus pool relating to the U.K. venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts until bonuses are paid. As of December 31, 2010, approximately $0.2 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses were payable until we receive distributions at least equal to certain capital contributions and loans made by us to the U.K. ventures. This bonus distribution limitation was satisfied in 2008.

Non-Participation in Capital Calls and Debt Defaults

In 2010, based on an event of default under the loan agreements of two ventures in which we own a 20% interest, we considered our equity to be other than temporarily impaired and wrote-off the remaining equity balance of $1.9 million for one venture and wrote down the equity balance of the other venture by $1.2 million. Also in 2010, we chose not to participate in a capital call for two ventures in which we had a 20% interest and as a result our initial equity interest in those ventures was diluted to zero. Accordingly, we wrote off our remaining investment balance of $1.8 million which is reflected in Sunrise's share of earnings (loss) and return on investment in unconsolidated communities in our consolidated statements of operations. In addition, based on poor operating performance of two communities in one venture in which we have a 20% interest, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $0.7 million.

We have one cost method investment in a company in which we have an approximate 9% interest. In 2010, based on the inability of this company to secure continued financing and having significant debt maturing in 2010, we considered our equity to be other than temporarily impaired and wrote off our equity balance of $5.5 million which is recorded as part of Sunrise's share of earnings (loss) and return on investment in unconsolidated communities.

In 2009, we wrote-down our equity investments in two of our development ventures by $7.4 million based on poor performance and defaults under the ventures' construction loan agreements. In 2009, based on the receipt of a notice of default from the lender to a venture in which we own a 20% interest and the poor rental experience in the venture, we considered our equity to be other than temporarily impaired and wrote off the remaining equity balance of $1.1 million. Also in 2009, we chose not to participate in a capital call for a venture in which we had a 20% interest and we wrote off our remaining investment balance of $0.6 million and as a result our initial equity interest in the venture was diluted to zero. We determined the fair value of our investment in a venture in which we had a 1% interest had decreased to zero and was other than temporarily impaired, resulting in an impairment charge of $0.1 million.

In 2008, we wrote-down our equity investments in our Fountains and Aston Gardens ventures by $10.7 million and $4.8 million, respectively.

Aston Gardens

In 2008, we received notice of default from our equity partner alleging a default under our management agreement for six communities as a result of the venture's receipt of a notice of default from a lender. In December 2008, the venture's debt was restructured and we entered into an agreement with our venture partner under which we agreed to sell our 25% equity interest and to resign as managing member of the venture and manager of the communities when we were released from various guarantees provided to the venture's lender.

In 2009, we sold our 25% equity interest in the venture and were released from all guarantee obligations. Our management agreement was terminated on April 30, 2009. We received proceeds of approximately $4.8 million for our equity interest and our receivable from the venture for fundings under the operating deficit guarantees. We had previously written down our equity interest and our receivable to these expected amounts in 2008 so there was no gain or loss on the transaction in 2009.

Fountains Venture

In 2008, the Fountains venture, in which we held a 20% interest, failed to comply with the financial covenants in the venture's loan agreement. The lender had been charging a default rate of interest since April 2008. At loan inception, we provided the lender a guarantee of operating deficits including payments of monthly principal and interest payments, and in 2008 we funded payments under this guarantee as the venture did not have enough available cash flow to cover the full amount of the interest payments at the default rate. Advances under this guarantee were recoverable in the form of a loan to the venture, which was to be repaid prior to the repayment of equity capital to the partners, but was subordinate to the repayment of other venture debt. We funded $14.2 million under this operating deficit guarantee which had been written-down to zero as of December 31, 2008. These advances under the operating deficit guarantee were in addition to the $12.8 million we funded under our income support guarantee to our venture partner, which was written-down to zero as of December 31, 2008.

In 2009, we informed the venture's lenders and our venture partner that we were suspending payment of default interest and payments under the income support guarantee, and that we would seek a comprehensive restructuring of the loan, our operating deficit guarantees and our income support guarantee. Our failure to pay default interest on the loan was an additional default of the loan agreement. In October 2009, we entered into agreements with our venture partner, as well as with the lender, to release us from all claims that our venture partner and the lender had against us prior to the date of the agreements and from all of our future funding obligations in connection with the Fountains portfolio.

Pursuant to these agreements, the lender and our venture partner released us from all past and future funding commitments in connection with the Fountains portfolio, as well as from all other liabilities prior to the date of the agreements arising under the Fountains venture, loan and management agreements, including obligations under operating deficit and income support obligations. We retain certain management and operating obligations with respect to one community until regulatory approval is obtained to transfer management.

In exchange for these releases, we have, among other things:

- Transferred our 20-percent ownership interest in the Fountains venture to our venture partner in 2009;
- Contributed vacant land parcels adjacent to six of the Fountains communities and owned by us to the Fountains venture in 2009;
- Transferred management of 15 of the 16 Fountains communities in 2010 and will transfer management of the remaining community as soon as regulatory approval is obtained; and
- Repaid the venture the management fee we had earned in 2009 of $1.8 million.

The contributed vacant land parcels were carried on our consolidated balance sheets at a book value of $12.9 million, in addition to a guarantee liability of $12.9 million, both of which was written off upon closing of the transaction resulting in no gain or loss.

Other

In 2010, a venture in which we own 25% interest sold its only property. We received proceeds of $0.4 million and $0.2 million will be held in escrow for one year until the venture is liquidated.

In 2008, a lease between a landlord and a venture, in which we hold a 25% interest, was terminated. The venture received a termination fee of $4.0 million, of which our proportionate share was $1.0 million. As a result of the lease termination, the venture was liquidated and we recorded an impairment charge of $0.7 million.

10. Debt and Bank Credit Facility

Debt

At December 31, 2010 and December 31, 2009, we had $163.0 million and $440.2 million, respectively, of outstanding debt with a weighted average interest rate of 2.78% and 2.87%, respectively, as follows (in thousands):

	December 31, 2010	December 31, 2009
Community mortgages	$ 96,942	$112,660
German community mortgages	—	196,956
German land parcel	—	1,724
Liquidating trust notes, at fair value	38,264	—
Bank Credit Facility	—	33,728
Land loans	—	33,327
Other	5,284	25,557
Variable interest entity	22,510	23,225
Margin loan (auction rate securities)	—	13,042
	$163,000	$440,219

Of the outstanding debt at December 31, 2010, we had $1.4 million of fixed-rate debt with a weighted average interest rate of 6.67% and $161.6 million of variable rate debt with a weighted average interest rate of 2.75%. We also had $13.5 million of letters of credit outstanding under the Bank Credit Facility at December 31, 2010, which were fully cash collateralized.

In 2010, we have renegotiated the majority of our debt agreements. Of our total debt of $163.0 million, $1.4 million was in default as of December 31, 2010. We are in compliance with the covenants on all our other consolidated debt and expect to remain in compliance in the near term.

Principal maturities of debt at December 31, 2010 are as follows (in thousands):

	Mortgages, Wholly-Owned Properties (1)	Variable Interest Entity Debt	Liquidating Trust Debt	Other	Total
Default	$ —	$ 1,365	$ —	$ —	$ 1,365
2011	75,921	740	—	2,151	78,812
2012	—	775	38,264	1,548	40,587
2013	21,021	810	—	1,548	23,379
2014	—	840	—	37	877
2015	—	880	—	—	880
Thereafter	—	17,100	—	—	17,100
	$96,942	$22,510	$38,264	$5,284	$163,000

(1) In February 2011, we extended the maturity date of $29.1 million of debt relating to a wholly owned community from December 2011 to June 2012 in exchange for a principal payment of $1.0 million plus fees and expenses.

Three communities in Canada that are wholly owned have been slow to lease up. The debt relating to these communities is non-recourse to us but we have provided operating deficit guarantees to the lender. The principal balance of $46.8 million is due in April 2011. We are marketing the communities for sale and expect that the net proceeds from the sale will be sufficient to repay the related debt.

Germany Venture

We owned nine communities in Germany. At the beginning of 2009, we informed the lenders to our German communities and the Hoesel land, an undeveloped land parcel, that our German subsidiary was suspending payment of principal and interest on all loans for our German communities and that we would seek a comprehensive restructuring of the loans and our operating deficit guarantees. As a result of the failure to make payments of principal and interest on the loans for our German communities, we were in default on the loan agreements. We had entered into standstill agreements with the lenders pursuant to which the lenders had agreed not to foreclose on the communities that were collateral for their loans. The standstill agreements also stipulated that neither party would commence or prosecute any action or proceeding to enforce their demand for payment by us pursuant to our operating deficit and principal repayment agreements until the earliest of the occurrence of certain other events relating to the loans.

In 2009, we entered into a restructuring agreement, in the form of a binding term sheet, with three of our lenders ("electing lenders") to seven of the nine communities, to settle and compromise their claims against us, including under operating deficit and principal repayment guarantees provided by us in support of our German subsidiaries. These three lenders contended that these claims had an aggregate value of approximately $148.1 million. The binding term sheet contemplated that, on or before the first anniversary of the execution of definitive documentation for the restructuring, certain other of our identified lenders could elect to participate in the restructuring with respect to their asserted claims. The claims being settled by the three lenders represented approximately 85.2 percent of the aggregate amount of claims asserted by the lenders that could elect to participate in the restructuring transaction.

The restructuring agreement provided that the electing lenders would release and discharge us from certain claims they may have had against us. We issued to the electing lenders 4.2 million shares of our common stock, their pro rata share of up to 5 million shares of our common stock which would have been issued if all eligible lenders had become electing lenders. The fair value of the 4.2 million shares at the time of issuance was $11.1 million. In addition, we granted mortgages for the benefit of all electing lenders on certain of our unencumbered North American properties (the "liquidating trust").

In April 2010, we executed the definitive documentation with the electing lenders and we recognized a gain of $44.0 million, which is included in discontinued operations, in connection with the closing of this transaction. The details of this transaction are outlined below.

As part of the restructuring agreements, we also guaranteed that, within 30 months of the execution of the definitive documentation for the restructuring, the electing lenders would receive a minimum of $49.6 million from the net proceeds of the sale of the liquidating trust, which equals 80 percent of the appraised value of these properties at the time of the restructuring agreement. If the electing lenders did not receive at least $49.6 million by such date, we would make payment to cover any shortfall or, at such lenders' option, convey to them the remaining unsold properties in satisfaction of our remaining obligation to fund the minimum payments. We have sold four assets for gross proceeds of approximately $13.9 million with an aggregate appraised value of $14.5 million through December 31, 2010. As of December 31, 2010, the electing lenders have received net proceeds of $11.5 million as a result of sales from the liquidating trust.

In April 2010, we entered into a settlement agreement with another lender of one of our German communities (a "non-electing lender" for purposes of the restructuring agreement). The settlement released us from certain of our operating deficit funding and payment guarantee obligations in connection with the loans. Upon execution of the agreement, the lender's recourse, with respect to the community mortgage, was limited to the assets owned by the German subsidiaries with respect to that community. In exchange for the release of these obligations, we agreed to pay the lender approximately $9.9 million over four years, with $1.3 million of the amount paid at signing. The payment is secured by a non-interest bearing note. We have recorded the note at a discount by imputing interest on the note using an estimated market interest rate. The balance on the note which is recorded at $5.3 million on the consolidated balance sheets will be accreted to the note's stated amount over the remaining term of the note. We recorded a gain of approximately $8.5 million in connection with this transaction which is included in discontinued operations in our consolidated statements of operations.

In May 2010, we entered into a purchase and sale agreement with GHS Pflegeresidenzen Grundstücks GmbH ("GHS") and TMW Pramerica Property Investment GmbH ("PREI" and together the "Purchasers"), pursuant to which we agreed to sell the real property and certain related assets of eight of our nine German communities. The sale was made for the account of our German lenders as contemplated by our restructuring agreements discussed above. The aggregate purchase price was €60.8 million (approximately $74.5 million as of the signing date) which would be paid directly to the German lenders. In August 2010, we closed into escrow the sale of the real property and certain related assets of seven of our nine German communities and all titles were transferred to the buyer as of November 1, 2010. The consideration for the additional community was paid to the lender that held a lien on the property and we removed the property and the related debt from our balance sheet as of September 30, 2010.

In addition to the restructuring agreements, we entered into a settlement agreement with the last remaining non-electing lender of one of our German communities. In April 2010, we paid $2.8 million to that lender, which was applied against the outstanding amounts of the loans. The settlement further provided that 90 days after the payment date, we would be released from certain of our operating deficit funding and all of our payment guarantee obligations in connection with the loans, and that we would be entirely released from any remaining operating deficit funding obligations upon the earlier of the sale and transfer of the building or December 31, 2010. After 90 days following the payment date, the lender's recourse would be limited to the assets owned by the German subsidiaries. In 2010, we were released from these obligations and we recorded a gain of approximately $2.7 million which is included in discontinued operations in our consolidated statements of operations. We closed on the sale of this community and we have removed $11.3 million in assets and $11.3 million of mortgage liabilities from our consolidated balance sheet as of December 31, 2010.

We elected the fair value option to measure the financial liabilities associated with and which originated from the restructuring of our German loans. The fair value option was elected for these liabilities to provide an accurate economic reflection of the offsetting changes in fair value of the underlying collateral. As a result of our election of the fair value option, all changes in fair value of the elected liabilities are recorded with changes in fair value recognized through earnings. As of December 31, 2010, the notes for the liquidating trust assets are accounted for under the fair value option. The carrying value of the financial liabilities for which the fair value option was elected was estimated applying certain data points including the value of the underlying collateral. The restructured mortgages for the German assets were satisfied in 2010 and, as a result, are no longer reflected in our consolidated balance sheet as of December 31, 2010.

We were liable for a principal repayment guarantee for the Hoesel land parcel which was not part of the restructuring agreement. The Hoesel land parcel was sold and the liability was released in 2010. We recognized a gain of $0.8 million on the sale which is reflected in discontinued operations in our consolidated statements of operations.

Bank Credit Facility

In 2010, we entered into the Fourteenth Amendment to our Bank Credit Facility. The amendment, among other matters, extended the maturity date of the Bank Credit Facility to December 2, 2011 from December 2, 2010. We repaid $33.7 million in 2010 and have no remaining balance as of December 31, 2010. We are unable to draw against the Bank Credit Facility. At December 31, 2010, there were $13.5 million in letters of credit related to our Bank Credit Facility. These letters of credit are fully cash collateralized.

Mortgage Financing

In 2010, we amended a loan secured by a wholly-owned community. The amendment provided for a $5 million principal repayment, extended the maturity date to December 2, 2011 and amended the occupancy calculation covenant. The loan balance at December 31, 2010 was $29.1 million. In February 2011, we further extended the maturity date to June 2012 in exchange for a principal payment of $1.0 million plus fees and expenses.

In February 2010, we extended $56.9 million of debt that was either past due or in default at December 31, 2009. The debt is associated with an operating community and two land parcels. In connection with the extension we (i) made a $5.0 million principal payment at closing; (ii) extended the terms of the debt on the two land parcels to December 2, 2010 and the operating community remained at a maturity date of April 1, 2011; (iii) made an additional $5.0 million principal payment on July 30, 2010; and, among other items, (iv) defaults under the loan agreements were waived by the lenders. In August 2010, we further amended this loan with respect to the two land parcels. This portion of the amendment provided for a $5.0 million principal repayment, extended the maturity date to December 1, 2011 and waived defaults under the loan agreement. We fully repaid the debt relating to the two land parcels as of December 31, 2010. We also further amended the loan with respect to the operating community. This portion of the amendment provided for a $15.0 million principal repayment, extended the maturity date to June 1, 2013, released Sunrise as a guarantor, reset the interest rate to LIBOR plus 3% until May 31, 2012 (with an all-in floor of 3.5%) and increased the interest rate from June 1, 2012 to June 1, 2013 to LIBOR plus 4% (with an all-in floor of 4.5%), instituted a cash sweep of all excess cash at the property and eliminated all operating covenants.

Other

In addition to the debt discussed above, Sunrise ventures have total debt of $2.8 billion with near-term scheduled debt maturities of $0.7 billion in 2011. Of this $2.8 billion of debt, there is $0.3 billion of long-term debt that is in default as of December 31, 2010. The debt in the ventures is non-recourse to us with respect to principal payment guarantees and we and our venture partners are working with the venture lenders to obtain covenant waivers and to extend the maturity dates. In all such instances, the construction loans or permanent financing provided by financial institutions is secured by a mortgage or deed of trust on the financed community. We have provided operating deficit guarantees to the lenders or ventures with respect to $0.9 billion of the total venture debt of $2.8 billion. Under the operating deficit agreements, we are obligated to pay operating shortfalls, if any, with respect to these ventures. Any such payments could include amounts arising in part from the venture's obligations for payment of monthly principal and interest on the venture debt. We do not believe that these operating deficit agreements would obligate us to repay the principal balance on such venture debt that might become due as a result of acceleration of such indebtedness or maturity. We have non-controlling interests in these ventures.

One venture has financial covenants that are based on the consolidated results of Sunrise. Events of default under this venture debt could allow the financial institution who has extended credit to seek acceleration of the loan and/or terminate our management agreement.

Value of Collateral and Interest Paid

At December 31, 2010 and 2009, the net book value of properties pledged as collateral for mortgages payable was $196.8 million and $291.2 million, respectively.

Interest paid totaled $6.9 million, $12.6 million and $27.1 million in 2010, 2009 and 2008, respectively. Interest capitalized was zero, $0.5 million and $6.4 million in 2010, 2009 and 2008, respectively.

11. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount recognized for income tax purposes. The significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2010	2009
Deferred tax assets:		
Sunrise operating loss carryforwards — federal	$ 65,434	$ 93,591
Sunrise operating loss carryforwards — state	15,851	23,474
Sunrise operating loss carryforwards — foreign	12,388	14,684
Financial guarantees	21	28,490
Accrued health insurance	1,145	10,186
Self-insurance liabilities	4,763	9,027
Stock-based compensation	6,201	5,153
Deferred development fees	—	6,638
Allowance for doubtful accounts	4,169	5,236
Tax credits	7,734	2,812
Accrued expenses and reserves	30,896	38,838
Basis difference in property and equipment and intangibles	24,496	25,470
Entrance fees	15,536	16,604
Liability — Liquidating trust	14,023	—
Other	835	4,176
Gross deferred tax assets	203,492	284,379
U.S. federal and state valuation allowance	(134,232)	(155,090)
German valuation allowance	—	—
Canadian valuation allowance	(14,063)	(10,994)
U.K. valuation allowance	(282)	(1,114)
Net deferred tax assets	54,915	117,181
Deferred tax liabilities:		
Investments in ventures	(49,649)	(114,058)
Other	(5,266)	(3,123)
Total deferred tax liabilities	(54,915)	(117,181)
Net deferred tax liabilities	$ —	$ —

Our worldwide taxable income (loss) for 2010 and 2009 was estimated to be $101.5 million and $(176.1) million, respectively. All available sources of positive and negative evidence were evaluated to determine if there should be a valuation allowance on our net deferred tax asset. In 2008, a determination was made that deferred tax assets in excess of reversing deferred tax liabilities were not likely to be realized. Therefore, a valuation allowance on net deferred tax assets was established in 2008. In 2010 and 2009, we have determined that a full valuation allowance on the deferred tax asset should continue. At December 31, 2010 and 2009, our total valuation allowance on deferred tax assets were $148.6 million and $167.2 million, respectively.

At December 31, 2010, we have estimated U.S. federal net operating loss carryforwards of $189.4 million which are carried forward to offset future taxable income in the U.S. for up to 20 years. At December 31, 2010, we had state net operating loss carryforwards valued at $15.8 million, which are expected to expire from 2011 through 2026. At December 31, 2010, we had German net operating loss carryforwards to offset future foreign taxable income of $114.0 million, which have an unlimited carryforward period. At December 31, 2010, we had Canadian net operating loss carryforwards of $34.9 million to offset future foreign taxable income, which are carried forward to offset future taxable income in Canada for up to 20 years. In 2010, 2009 and 2008, we provided income taxes for unremitted earnings of our foreign subsidiaries that are not considered permanently reinvested.

At December 31, 2010, we had $1.3 million of foreign tax credit carryforwards expire in 2013. In addition, we have general business credits carryforwards of $6.5 million at December 31, 2010. At December 31, 2008, we had Alternative Minimum Tax credits of $4.7 million. In 2009, we elected to carryback the 2008 Alternative Minimum Tax losses and received a refund related to the credits. The major components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$4,094	$ (952)	$ (679)
State	1,975	799	3,019
Foreign	640	(1,201)	—
Total current expense	6,709	(1,354)	2,340
Deferred:			
Federal	(150)	(5,412)	(49,555)
State	—	2,824	1,240
Foreign	—	—	(1,162)
Total deferred benefit	(150)	(2,588)	(49,477)
Provision for (benefit from) income taxes	$6,559	$(3,942)	$(47,137)

The income tax benefit allocated to discontinued operations was $(1.4) million in 2010 and zero for 2009 and 2008.

The differences between the amount that would have resulted from applying the domestic federal statutory tax rate (35%) to pre-tax income from continuing operations and the reported income tax expense from continuing operations recorded for each year are as follows:

(In thousands)	Years Ended December 31, 2010	2009	2008
Income (loss) before tax benefit (expense) taxed in the U.S.	$36,692	$(108,395)	$(338,862)
Income (loss) before tax benefit (expense) taxed in foreign jurisdictions	2,232	(3,656)	(31,606)
Income (loss) from continuing operations before tax benefit (expense)	$38,924	$(112,051)	$(370,468)
Tax at US federal statutory rate	35.0%	35.0%	35.0%
State taxes, net	3.3%	(2.9)%	4.8%
Work opportunity credits	(12.5)%	0.0%	0.3%
Change in valuation allowance	(20.9)%	(40.3)%	(29.1)%
Nondeductible wages	3.7%	0.0%	0.0%
Tax exempt interest	(0.2)%	0.2%	0.3%
Tax contingencies	3.6%	1.8%	(0.6)%
Write-off of non-deductible goodwill	0.0%	8.9%	(4.2)%
Foreign rate differential	(0.5)%	(0.2)%	(0.9)%
Unremitted foreign earnings	0.0%	(0.3)%	0.5%
Transfer pricing	3.6%	(1.9)%	(0.6)%
Other	1.8%	(3.6)%	(19.2)%
	16.9%	(3.3)%	(13.7)%

The table below details our unrecognized tax benefits (in thousands):

(in thousands)	2010	2009	2008
Gross unrecognized tax benefit at beginning of year	$13,920	$17,817	$ 31,343
Additions based on tax positions taken during a prior period	—	—	—
Reductions based on tax positions taken during a prior period	—	(3,897)	(14,196)
Additions based on tax positions takend during the current period	—	—	670
Reductions based on tax positions taken during the current period	—	—	—
Reductions related to settlement of tax matters	—	—	—
Reductions related to a lapse of applicable statute of limitations	—	—	—
Gross unrecognized tax benefit at end of year	$13,920	$13,920	$ 17,817

Included in the balances of unrecognized tax benefits at December 31, 2010 and 2009 were approximately $13.9 million and $13.9 million, respectively, of tax positions that, if recognized, would decrease our effective tax rate.

We reflect interest and penalties, if any, on unrecognized tax benefits in the consolidated statements of operations as income tax expense. The amount of interest recognized in the consolidated statements of operations for 2010, 2009 and 2008 related to unrecognized tax benefits was a pre-tax expense of $1.4 million, $1.2 million and $0.4 million, respectively. The amount of penalties recognized in the consolidated statements of operations for 2010, 2009 and 2008 related to unrecognized tax benefits was a pre-tax expense of zero, $0.1 million and $0.5 million, respectively.

The total amount of accrued liabilities for interest recognized in the consolidated balance sheets related to unrecognized tax benefits as of December 31, 2010 and 2009 was $6.0 million and $4.6 million, respectively. The total amount of accrued liabilities for penalties recognized in the consolidated balance sheets related to unrecognized tax benefits as of December 31, 2010 and 2009 was $1.8 million and $1.8 million, respectively. To the extent that uncertain matters are settled favorably, this amount could reverse and decrease our effective tax.

Taxing Jurisdictions Audits

In 2010, the IRS completed the field audits for the 2005 through 2008 federal income tax returns and all related net operating loss carryback claims without any modifications to our refund claim. Furthermore, taxable income in the 2007 and 2008 returns were not adjusted by the IRS. Our case will not be officially closed until the IRS completes their review of the field agents' assessments which we anticipate to be completed with the next twelve months. The German government is currently auditing income tax returns for the years 2006 through 2008. There are no income tax returns under audit by the Canadian government with years after 2005 remaining open and subject to audit. There are no returns under audit by the U.K. government with years after 2006 remaining open and subject to audit. At this time, we do not expect the results from any income tax audit to have a material impact on our financial statements. We do not believe that it is reasonably possible that the amount of unrecognized tax benefits will significantly change in 2011.

12. Stockholders' Equity

Issuance of Common Stock

In 2009, we issued 4.2 million shares of the 5.0 million shares of common stock to three electing lenders in connection with the German debt restructuring discussed in Note 10. The common stock had a fair value at the time of issuance of $11.1 million.

Our 2008 Omnibus Incentive Plan, as amended (the "2008 Omnibus Plan") permits the grant of incentive and nonincentive stock options, stock appreciation rights ("SARs"), restricted stock, stock units, unrestricted stock, dividend equivalent rights, performance stock and performance units to eligible employees, officers, directors, consultants and advisors.

The number of shares of common stock available for award under the 2008 Omnibus Plan is 7,300,000, increased by the number of shares covered by awards granted under our Prior Plans (as defined below) that are not purchased or are forfeited or expire, or otherwise terminate without delivery of any shares, after September 17, 2008. The term "Prior Plans" consists of our 1995 Stock Option Plan, as amended; 1996 Non-Incentive Stock Option Plan, as amended, 1997 Stock Option Plan, as amended; 1998 Stock Option Plan, as amended; 1999 Stock Option Plan, as amended; 2000 Stock Option Plan, as amended; 2001 Stock Option Plan, as amended; 2002 Stock Option and Restricted Stock Plan, as amended; and 2003 Stock Option and Restricted Stock Plan, as amended. Pursuant to the terms of the 2008 Omnibus Plan, no further awards may be made under the Prior Plans.

As of December 31, 2010, there were a total of 2,536,071shares of common stock available for award under the 2008 Omnibus Plan. In addition, up to an additional 1,288,638 shares that remain subject to outstanding awards under the Prior Plans at December 31, 2010 could at a future date become available for award under the 2008 Omnibus Plan to the extent the shares subject to the awards are not purchased or the awards are forfeited or expire or otherwise terminate without any delivery of shares.

Shares of common stock that are subject to awards in any form other than stock options or SARs under the 2008 Omnibus Plan are counted against the maximum number of shares of common stock available for issuance under the 2008 Omnibus Plan as 1.21 common shares for each share of common stock granted. Any shares of common stock that are subject to awards of stock options under the 2008 Omnibus Plan are counted against the 2008 Omnibus Plan share limit as one share for every one share subject to the award of options. With respect to any SARs awarded under the 2008 Omnibus Plan, the number of shares subject to an award of SARs are counted against the aggregate number of shares available for issuance regardless of the number of shares actually issued to settle the SAR upon exercise.

Under the terms of the 2008 Omnibus Plan, the option exercise price and vesting provisions are fixed when the option is granted. The options typically expire ten years from the date of grant and vest over a three to four-year period. The option exercise price is not less than the fair market value of a share of common stock on the date the option is granted. Fair market value is generally determined as the closing price on (i) the date of grant (if grant is made before or during trading hours) or (ii) the next trading day after the date of grant (if grant is made after the securities market closes on a trading day).

Stock Options

The fair value of stock options is estimated as of the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected term (estimated period of time outstanding) is estimated using the historical exercise behavior of employees and directors. Expected volatility is based on historical volatility for a period equal to the stock option's expected term, ending on the day of grant, and calculated on a monthly basis. Compensation expense is recognized ratably using the straight-line method for options with graded vesting.

	2010	2009	2008
Risk free interest rate	2.63% - 3.63%	3.0% - 3.7%	0.4% - 3.8%
Expected dividend yield	—	—	—
Expected term (years)	6.5	6.5	0.1 - 8.1
Expected volatility	92.9% - 94.7%	81.8%- 92.0%	27.8% - 79.3%

A summary of our stock option activity and related information for the year ended December 31, 2010 is presented below (share amounts are shown in thousands):

	Shares	Weighted Average Exercise Price	Remaining Contractual Term in Years
Outstanding — beginning of year	6,672	$ 6.45	
Granted	1,420	3.97	
Exercised	(264)	1.34	
Forfeited	(329)	1.60	
Expired	(1,149)	14.09	
Outstanding — end of year	6,350	5.00	7.6
Vested and expected to vest — end of year	6,350	5.00	7.6
Exercisable — end of year	3,296	6.35	6.5

The weighted average grant date fair value of options granted was $3.15, $1.94 and $1.47 per share in 2010, 2009 and 2008, respectively. The total intrinsic value of options exercised was $1.2 million, $1.7 million and $4.6 million for 2010, 2009 and 2008, respectively. The fair value of shares vested was $2.0 million, $2.3 million and $1.0 million for 2010, 2009 and 2008, respectively. Unrecognized compensation expense related to the unvested portion of our stock options was approximately $7.3 million as of December 31, 2010, and is expected to be recognized over a weighted-average remaining term of approximately 2.4 years.

In 2007, the Compensation Committee of our Board of Directors extended the exercise period of stock options that were set to expire unexercised due to the inability of the optionees to exercise the options as we were not current in our SEC filings. The Compensation Committee set the new expiration date as 30 days after we became a current filer with the SEC. As a result of this modification, we recognized $0.4 million in 2008.

The amount of cash received from the exercise of stock options was approximately $0.4 million in 2010.

We generally issue shares for the exercise of stock options from authorized but unissued shares.

In December 2010, Mr. Ordan was granted an award of 1,000,000 stock options. The options have a term of 10 years and an exercise price per share of $3.94. One-third of the stock options will vest on each of the first three anniversaries of the date of grant, subject to continued employment on the applicable vesting date.

In May 2010, we accelerated the vesting of a former executive's stock options and restricted stock pursuant to the terms of his separation agreement. Upon termination, 3,000 shares of restricted stock and 91,324 options vested. The options expire 12 months after the termination of employment. We recorded non-cash compensation expense of $0.3 million as a result of the vesting acceleration.

In May 2009, we accelerated the vesting of our former chief financial officer's stock options and restricted stock pursuant to the terms of his separation agreement. Upon his termination, 70,859 shares of restricted stock and 750,000 options vested. The options expire 12 months after the termination of his consulting term, which can be up to nine months after his termination date of May 29, 2009. We recorded non-cash compensation expense of $0.8 million as a result of the vesting acceleration.

In December 2008, our former CFO, our current CFO, our former Senior Vice President, North American Operations, and our Chief Investment and Administrative Officer, were granted awards of 750,000, 500,000, 200,000, and 500,000 retention stock options, respectively, under our 2008 Omnibus Plan. These retention options have a term of 10 years and an exercise price per share equal to the closing price per share of our common stock on the grant date. One-third of the retention options vest on each of the first three anniversaries of the date of grant, subject to the executive's continued employment on the applicable vesting date.

In November 2008, our CEO was granted an award of 1,500,000 promotion stock options under our 2008 Omnibus Incentive Plan. The promotion options have a term of 10 years and an exercise price per share equal to the closing price per share of our common stock on the grant date. One-third of the promotion options will vest on each of the first three anniversaries of the date of grant, subject to continued employment on the applicable vesting date.

Restricted Stock

We have equity award plans providing for the grant of restricted stock to employees, directors, consultants and advisors. These grants vest over one to five years and some vesting may be accelerated if certain performance criteria are met. Compensation expense is recognized ratably using the straight-line method for restricted stock with graded vesting.

A summary of our restricted stock activity and related information for the years ended December 31, 2010, 2009 and 2008 is presented below (share amounts are shown in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested, January 1, 2008	526	$24.64
Granted	164	18.25
Vested	(315)	20.55
Canceled	(51)	27.64
Nonvested, December 31, 2008	324	24.91
Granted	—	—
Vested	(138)	28.77
Canceled	(43)	32.38
Nonvested, December 31, 2009	143	19.05
Granted	475	3.53
Vested	(67)	14.87
Canceled	(2)	24.00
Nonvested, December 31, 2010	549	6.11

The total fair value of restricted shares vested was $14.87 per share and $28.77 per share for 2010 and 2009, respectively. Unrecognized compensation expense related to the unvested portion of our restricted stock was approximately $2.8 million as of December 31, 2010, and is expected to be recognized over a weighted-average remaining term of approximately 2.5 years.

Restricted stock shares are generally issued from authorized but unissued shares.

In May 2010, our Chief Investment and Administrative Officer was granted 25,000 shares of restricted stock which vested immediately at a price of $5.13 per share. In October 2010, we granted our Chief Investment and Administrative Officer and our General Counsel 200,000 shares and 100,000 shares of restricted stock, respectively, which vest ratably over three years at a price of $3.52 per share.

Stockholder Rights Agreement

We have a Stockholders Rights Agreement ("Rights Agreement") that was adopted effective as of April 24, 2006, as amended in November 2008 and January 2010. All shares of common stock issued by us between the effective date of the Rights Agreement and the Distribution Date (as defined below) have rights attached to them. The rights expire on April 24, 2016. The Rights Agreement replaced our prior rights plan, dated as of April 25, 1996, which expired by its terms on April 24, 2006. Each right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series D Junior Participating Preferred Stock at a price of $170.00 per one one-thousand of a share (the "Purchase Price"). Until a right is exercised, the holder thereof will have no rights as a stockholder of us.

The rights initially attach to the common stock. The rights will separate from the common stock and a distribution of rights certificates will occur (a "Distribution Date") upon the earlier of (1) ten days following a public announcement that a person or group (an "Acquiring Person") has acquired, or obtained the right to acquire, directly or through certain derivative positions, 10% or more of the outstanding shares of common stock (the "Stock Acquisition Date") or (2) ten business days (or such later date as the Board of Directors may determine) following the commencement of, or the first public announcement of the intention to commence, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 10% or more of the outstanding shares of common stock.

In general, if a person acquires, directly or through certain derivative positions, 10% or more of the then outstanding shares of common stock, each holder of a right will, after the end of the redemption period referred to below, be entitled to exercise the right by purchasing for an amount equal to the Purchase Price common stock (or in certain circumstances, cash, property or other securities of us) having a value equal to two times the Purchase Price. All rights that are or were beneficially owned by the Acquiring Person will be null and void. If at any time following the Stock Acquisition Date (1) we are acquired in a merger or other business combination transaction, or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price. Our Board of Directors generally may redeem the rights in whole but not in part at a price of $.005 per right (payable in cash, common stock or other consideration deemed appropriate by our Board of Directors) at any time until ten days after a Stock Acquisition Date. In general, at any time after a person becomes an Acquiring Person, the Board of Directors may exchange the rights, in whole or in part, at an exchange ratio of one share of common stock for each outstanding right.

The Rights Agreement was amended in November 2008 to: (1) modify the definition of beneficial ownership so that it covers, with certain exceptions (including relating to swaps dealers), interests in shares of common stock created by derivative positions in which a person is a receiving party to the extent that actual shares of common stock are directly or indirectly held by the counterparties to such derivative positions; and (2) decrease from 20% to 10% the threshold of beneficial ownership of common stock above which investors become "Acquiring Persons" under the Rights Agreement and thereby trigger the issuance of the rights. Pursuant to the amendment, stockholders who beneficially owned more than 10% of our common stock as of November 19, 2008 were permitted to maintain their existing ownership positions without triggering the preferred stock purchase rights.

The Rights Agreement was further amended in January 2010 to exclude FMR LLC (and its affiliates and associates) from the definition of "Acquiring Person" so long as (1) FMR is the beneficial owner of 14.9% or less of our outstanding common stock, (2) FMR acquired, and continues to beneficially own, such shares of common stock in the ordinary course of business with no purpose of changing or influencing the control, management or policies of the Company, and not in connection with or as a participant to any transaction having such purpose, and (3) FMR is not required to report its beneficial ownership on Schedule 13D under the Securities Exchange Act, and, if FMR is the beneficial owner of shares representing 10% or more of the shares of common stock then outstanding, is eligible to file a Schedule 13G to report its beneficial ownership of such shares.

13. Buyout of Management Agreements and Settlement of Management Agreement Disputes

In 2010, we entered into a settlement and restructuring agreement with HCP regarding certain senior living communities owned by HCP and operated by us. Pursuant to the agreement, we gave HCP the right to terminate us as manager of 27 communities owned by HCP for a $50.0 million cash payment which we recognized as buyout fee revenue in our consolidated statements of operations. In addition, we recognized $8.9 million of amortization expense relating to the remaining unamortized management agreement intangible assets for these communities in 2010. The agreement also provided for the release of all claims between HCP, ourselves and third party tenants including the settlement of litigation already commenced. We were terminated as manager of these communities on November 1, 2010.

Also in 2010, two property owners bought out five management agreements for which we were the manager. We recognized $13.3 million in buyout fees in connection with these transactions. We also wrote off the remaining $1.0 million unamortized management agreement intangible asset.

As a result of these management agreement buyouts, we have been terminated as manager on 32 communities. We earned $13.0 million, $17.2 million and $17.7 million of management fees from these communities in 2010, 2009 and 2008, respectively. We will not earn these fees in 2011 and thereafter.

Settlement of Management Agreement Disputes

In 2010, we reached an agreement to settle certain management agreement disputes with one of our venture partners and recorded a $2.8 million charge related to this settlement. This charge is reflected as a reduction to management fee income in our consolidated statement of operations.

14. Net Income (Loss) Per Common Share

The following table summarizes the computation of basic and diluted net income (loss) per common share amounts presented in the accompanying consolidated statements of operations (in thousands, except per share amounts):

	Years Ended December 31,		
	2010	2009	2008
Numerator for basic and diluted income (loss) per share:			
Income (loss) from continuing operations	$30,606	$(108,695)	$(323,466)
Income (loss) from discontinued operations	68,461	(25,220)	(115,713)
Total net income (loss)	$99,067	$(133,915)	$(439,179)
Denominator:			
Weighted-average shares outstanding — basic	55,787	51,391	50,345
Effect of dilutive securities — Employee stock options and restricted stock	1,654	—	—
	57,441	51,391	50,345
Basic net income (loss) per common share			
Income (loss) from continuing operations	$ 0.55	$ (2.12)	$ (6.42)
Income (loss) from discontinued operations	1.23	(0.49)	(2.30)
Total net income (loss)	$ 1.78	$ (2.61)	$ (8.72)
Duluted net income (loss) per common share			
Income (loss) from continuing operations	$ 0.53	$ (2.12)	$ (6.42)
Income (loss) from discontinued operations	1.19	(0.49)	(2.30)
Total net income (loss)	$ 1.72	$ (2.61)	$ (8.72)

Options are included under the treasury stock method to the extent they are dilutive. Shares issuable upon exercise of stock options after applying the treasury stock method of 513,025 and 661,423 for 2009 and 2008, respectively, have been excluded from the computation because the effect of their inclusion would be anti-dilutive.

15. Commitments and Contingencies

Leases for Office Space

Rent expense for office space, excluding Trinity, for 2010, 2009 and 2008 was $4.1 million, $7.7 million and $9.7 million, respectively. We lease our corporate and regional offices under various leases which expire through September 2013. In 2008, we ceased using approximately 40,276 square feet of office space at our community support office and recorded a charge of $2.0 million. In 2009, we terminated an additional portion of our lease at our community support office and recorded an additional charge of $2.7 million related to the termination.

Trinity Leases

Trinity and each of its subsidiaries (together, "the Trinity Companies") filed plans of liquidation and dissolution ("Plans") before the Delaware Chancery Court in January 2009 and November 2009, respectively. Pursuant to a federal statute that gives claims held by divisions of the federal government priority over other unsecured creditor claims, Trinity paid all of its then remaining cash to the federal government in 2010 and the Trinity Companies had no remaining assets at December 31, 2010. We currently expect that any obligations related to the Trinity Companies' long-term leases for office space will be eliminated three years from the dates that the Plans were filed for each of the respective Trinity Companies.

When the Trinity Companies ceased operations in December 2008, all leased premises were vacated and leasehold improvements and furniture, fixtures and equipment were abandoned. As a result, we recorded a charge of $1.0 million, $1.2 million and $2.7 million in 2010, 2009 and 2008, respectively, related to the lease abandonment which is included in loss from discontinued operations.

Leases for Operating Communities

We have operating leases for ten communities (excluding the Marriott leases discussed below) with terms ranging from 15 to 20 years, with two ten-year extension options. We have two other ground leases related to operating communities with lease terms ranging from 25 to 99 years. These leases are subject to annual increases based on the consumer price index and/or stated increases in the lease. In addition, we have one ground lease related to an abandoned project.

In connection with the acquisition of MSLS in March 2003, we assumed 14 operating leases and renegotiated an existing operating lease agreement for another MSLS community in June 2003. We also entered into two new leases with a landlord who acquired two continuing care retirement communities from MSLS on the same date. Fifteen of the leases expire in 2013, while the remaining two leases expire in 2018. The extension of 14 of these leases beyond the 2013 expiration date will require third party approval. Rent expense from these 17 leases was $50.8 million, $50.4 million and $50.6 million for 2010, 2009 and 2008, respectively. The leases had initial terms of 20 years, and contain one or more renewal options, generally for five to 15 years. The leases provide for minimum rentals and additional rentals based on the operations of the leased community. Rent expense for communities subject to operating leases was $60.2 million, $59.3 million and $59.8 million for 2010, 2009 and 2008, respectively, including contingent rent expense of $5.6 million, $5.5 million and $5.3 million for 2010, 2009 and 2008, respectively.

Future minimum lease payments under office, ground and other operating leases at December 31, 2010 are as follows (in thousands):

2011	$ 58,038
2012	57,301
2013	53,165
2014	21,861
2015	22,362
Thereafter	125,901
	$338,628

Letters of Credit

At December 31, 2010, in addition to $13.5 million in letters of credit related to our Bank Credit Facility, we have letters of credit outstanding of $91.7 million relating primarily to our insurance programs. All of these letters of credit are fully cash collateralized.

Guarantees

We have provided operating deficit guarantees to the venture lenders, whereby after depletion of established reserves, we guarantee the payment of the lender's monthly principal and interest during the term of the guarantee and have provided guarantees to ventures to fund operating shortfalls. The terms of the guarantees generally match the terms of the underlying venture debt and generally range from three to five years, to the extent we are able to refinance the venture debt. Fundings under the operating deficit guarantees and debt repayment guarantees are generally recoverable either out of future cash flows of the venture or from proceeds of the sale of communities.

The maximum potential amount of future fundings for outstanding guarantees, the carrying amount of the liability for expected future fundings at December 31, 2010 and fundings in 2010 are as follows (in thousands):

Guarantee Type	Maximum Potential Amount of Future Fundings	ASC Guarantee Topic Liability for Future Fundings at December 31, 2010	ASC Contingencies Topic Liability for Future Fundings at December 31, 2010	Total Liability for Future Fundings at December 31, 2010	Fundings from January 1, 2010 through December 31, 2010
Operating deficit	Uncapped	$53	$—	$53	$500

Senior Living Condominium Project

In 2006, we sold a majority interest in two separate entities related to a condominium project for which we provided guarantees to support the operations of the entities for an extended period of time. We account for the condominium and assisted living ventures under the profit-sharing method of accounting, and our liability carrying value at December 31, 2010 was $0.4 million for the two ventures. We recorded losses of $9.6 million, $13.6 million and $3.0 million for 2010, 2009 and 2008, respectively. We are also obligated to fund operating shortfalls. The depressed condominium real estate market in the Washington, D.C. area has resulted in lower sales than forecasted and we have funded $6.9 million under the guarantees through December 31, 2010. In addition, we are required to fund marketing costs associated with the sale of the condominiums which we estimate will total approximately $7.5 million by the time the remaining inventory of condominiums are sold.

In July 2009, the lender alleged that an event of default had occurred regarding loans for both entities. The event of default was related to providing certain financial information for the ventures that the lender had previously requested. In October 2009, we received a notices of default related to the nonpayment of interest. In October 2010, we obtained a default waiver from the lender for one of the loans. As of December 31, 2010, the lender contends that one of these loans remains in default. We have accrued $1.5 million in default interest relating to this loan. We are in discussions with the lender regarding the alleged default.

Agreements with Marriott International, Inc.

Our agreements with Marriott International, Inc. ("Marriott"), which related to our purchase of MSLS in 2003, provide that Marriott has the right to demand that we provide cash collateral security for Assignee Reimbursement Obligations, as defined in the agreements, in the event that our implied debt rating is not at least B- by Standard and Poors or B1 by Moody's Investor Services. Assignee Reimbursement Obligations relate to possible liability with respect to leases assigned to us in 2003 and entrance fee obligations assumed by us in 2003 that remain outstanding (approximately $7.0 million at December 31, 2010). Marriott has informed us that they reserve all of their rights to issue a Notice of Collateral Event under the Assignment and Reimbursement Agreement.

Other

Generally, the financing obtained by our ventures is non-recourse to the venture members, with the exception of the debt repayment guarantees discussed above. However, we have entered into guarantees with the lenders with respect to acts which we believe are in our control, such as fraud or voluntary bankruptcy of the venture, that create exceptions to the non-recourse nature of the debt. If such acts were to occur, the full amount of the venture debt could become recourse to us. The combined amount of venture debt underlying these guarantees is approximately $1.6 billion at December 31, 2010. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

To the extent that a third party fails to satisfy an obligation with respect to two continuing care retirement communities we manage, we would be required to repay this obligation, the majority of which is expected to be refinanced with proceeds from the issuance of entrance fees as new residents enter the communities. At December 31, 2010, the remaining liability under this obligation is $37.2 million. We have not funded under these guarantees, and do not expect to fund under such guarantees in the future.

Employment Agreements

We have employment agreements with Mark S. Ordan, Chief Executive Officer, Julie A. Pangelinan, Chief Financial Officer, Greg Neeb, Chief Investment and Administrative Officer, and David Haddock, General Counsel and Secretary.

On December 1, 2010, we entered into an amended and restated employment agreement with Mark S. Ordan, our Chief Executive Officer. Under Mr. Ordan's amended and restated employment agreement, his employment term was extended from November 1, 2011 (as provided in this original employment agreement) to December 1, 2012, with automatic one-year renewals at the end of that term and each year thereafter unless either party otherwise provides notice to the other at least 120 days prior to the next renewal.

On January 25, 2011, we entered into an amended and restated employment agreement with Greg Neeb, our Chief Investment and Administrative Officer. Under Mr. Neeb's amended and restated employment agreement, Mr. Neeb's employment term was extended from January 21, 2012 (as provided in his original employment agreement) to January 25, 2013, with automatic one-year renewals at the end of that term and each year thereafter unless either party otherwise provides notice to the other at least 120 days prior to the next renewal.

We have also entered into employment agreements with each of Mr. Haddock, our General Counsel and Secretary, and Ms. Pangelinan, our Chief Financial Officer, effective October 1, 2010 and January 14, 2009, respectively. Each of these employment agreements provides for an initial three-year employment term, with automatic one-year renewals at the end of the initial term and each year thereafter unless either party provides notice to the other, at least 120 days prior to the next renewal date, that the term will not be extended.

Under the employment agreements, Mr. Ordan, Ms. Pangelinan, Mr. Neeb, and Mr. Haddock are entitled to receive an annual base salary of $650,000, $400,000, $450,000 and $350,000 per year, respectively, subject to increase as may be determined by the Compensation Committee of our Board of Directors. Each of these executives is eligible for an annual bonus under our annual incentive plan.

Pursuant to each of the employment agreements, upon specified employment termination events, the executive will be entitled to severance benefits specified in the contracts. As part of the amendment and restatement of the employment agreements with Messrs. Ordan and Neeb, the golden parachute excise tax provisions in their original employment agreements were eliminated. Mr. Haddock's employment agreement does not contain a golden parachute excise tax provision. Following the termination of Ms. Pangelinan, we will not have any golden parachute excise tax provisions.

In connection with our desire to reduce ongoing general and administrative expense by combining the chief financial officer and chief accounting officer positions, on January 31, 2011, our Board of Directors approved (a) the termination of Ms. Pangelinan's employment, effective on or before March 11, 2011 and (b) the appointment of C. Marc Richards, our current Chief Accounting Officer, as our new Chief Financial Officer effective on Ms. Pangelinan's departure date. Ms. Pangelinan's termination of employment will constitute a termination of employment by us other than for cause under her employment agreement.

On January 31, 2011, the Compensation Committee approved an employment agreement for Mr. Richards, in connection with his appointment as our new Chief Financial Officer effective as of Ms. Pangelinan's departure date. Mr. Richards' employment agreement will provide for an initial three-year employment term, with automatic one-year renewals at the end of that term and each year thereafter unless either party provides notice to the other, at least 120 days prior to the next renewal date, that the term will not be extended. Under the employment agreement, Mr. Richards will receive an annual base salary for 2011 of $300,000 as Chief Financial Officer and will be eligible for an annual bonus under our annual incentive plan.

Legal Proceedings

HCP

In June 2009, various affiliates of HCP and their associated tenant entities filed nine complaints in the Delaware Court of Chancery naming the Company and several of its subsidiaries as defendants. The complaints alleged monetary and non-monetary defaults under a series of owner and management agreements that govern nine portfolios comprised of 64 properties. The complaints asserted claims for (1) declaratory judgment; (2) injunctive relief; (3) breach of contract; (4) breach of fiduciary duties; (5) aiding and abetting breach of fiduciary duty; (6) equitable accounting; and (7) constructive trust. The complaints sought equitable relief, including a declaration of a right to terminate the agreements, disgorgement, unspecified money damages, and attorneys' fees.

In July 2009, various affiliates of HCP and their associated tenant entities refiled a complaint, which had been voluntarily withdrawn in the Delaware actions, in the federal district court for the Eastern District of Virginia. On August 17, 2009, Sunrise answered all of the complaints in both jurisdictions and asserted counterclaims. On April 30, 2010, the U.S. District Court for the Eastern District of Virginia made an oral ruling in which the Court stated that it would enter judgment in favor of Sunrise on claims brought by HCP with respect to management agreements under which we managed four assisted living communities owned by HCP. The Court also stated that it would dismiss our counterclaim against HCP. On May 28, 2010, HCP filed its Notice of Appeal to the United States Court of Appeals for the Fourth Circuit from the Court's April 30, 2010 order. On June 10, 2010, Sunrise filed its Notice of Cross-Appeal. On August 30, 2010, the U.S. District Court for the Eastern District of Virginia issued its opinion and final judgment pursuant to the oral ruling on April 30, 2010.

In August 2010, in connection with the HCP settlement and restructuring agreement, the parties settled this litigation and dismissed with prejudice all claims and counterclaims.

SEC Investigation

In 2006, we received a request from the SEC for information about insider stock sales, timing of stock option grants and matters relating to our historical accounting practices that had been raised in media reports in the latter part of November 2006 following receipt of a letter by us from the Service Employees International Union. In 2007, we were advised by the staff of the SEC that it had commenced a formal investigation. On July 23, 2010, we announced that we had reached a settlement with the SEC relating to the SEC's investigation of us. Under the settlement, we consented, without admitting or denying the allegations in the SEC's complaint, United States Securities and Exchange Commission vs. Sunrise Senior Living, Inc., Larry E. Hulse and Kenneth J. Abod (case no. 1:10-cv-01247), which the SEC filed in the United States District Court for the District of

Columbia on July 23, 2010), to the entry of a judgment, which final judgment was entered by the Court on July 27, 2010, permanently enjoining us from violating the reporting, books and records and internal control provisions of the Securities Exchange Act of 1934. The SEC did not impose monetary penalties against us. The SEC indicated that the terms of the settlement with us reflect credit given to us for our substantial assistance in the investigation. The SEC's complaint included allegations with respect to our financial reporting during the relevant period from 2003 through 2005 relating to certain accrual and reserve accounts. Messrs. Hulse and Abod, two of our former officers, also reached settlements with the SEC without admitting or denying the allegations against them in the complaint. We believe the SEC will not be taking action against any other directors, officers or employees in these matters.

Purnell Lawsuit

On May 14, 2010, Plaintiff LaShone Purnell filed a lawsuit on behalf of herself and others similarly situated in the Superior Court of the State of California, Orange County, against Sunrise Senior Living Management, Inc., captioned LaShone Purnell as an individual and on behalf of all employees similarly situated v. Sunrise Senior Living Management, Inc. and Does 1 through 50, Case No. 30-2010-00372725 (Orange County Superior Court). Plaintiff's complaint is styled as a class action and alleges that Sunrise failed to properly schedule the purported class of care givers and other related positions so that they would be able to take meal and rest breaks as provided for under California law. The complaint asserts claims for: (1) failure to pay overtime wages; (2) failure to provide meal periods; (3) failure to provide rest periods; (4) failure to pay wages upon ending employment; (5) failure to keep accurate payroll records; (6) unfair business practices; and (7) unfair competition. Plaintiff seeks unspecified compensatory damages, statutory penalties provided for under the California Labor Code, injunctive relief, and costs and attorneys' fees. On June 17, 2010, Sunrise removed this action to the United States District Court for the Central District of California (Case No. SACV 10-897 CJC (MLGx)). On July 16, 2010, plaintiff filed a motion to remand the case to state court. On August 10, 2010, the Court stayed all proceedings pending early mediation by the parties. Early mediation was unsuccessful, and on January 18, 2011, the United States District Court for the Central District of California denied plaintiff's motion to remand the action to state court. Sunrise believes that Plaintiff's allegations are not meritorious and that a class action is not appropriate in this case, and intends to defend itself vigorously. Because of the early stage of this suit, we cannot at this time estimate an amount or range of potential loss in the event of an unfavorable outcome.

Other Pending Lawsuits and Claims

In addition to the lawsuits and litigation matters described above, we are involved in various lawsuits and claims arising in the normal course of business. In the opinion of management, although the outcomes of these other suits and claims are uncertain, in the aggregate they are not expected to have a material adverse effect on our business, financial condition, and results of operations.

16. Related-Party Transactions

Sunrise Senior Living Foundation

Sunrise Senior Living Foundation ("SSLF") is an independent, not-for-profit organization whose purpose is to operate schools and day care facilities, provide low and moderate income assisted living housing and own and operate a corporate conference center. Paul Klaassen, our Chairman of the Board of Directors and his wife are the primary contributors to, and serve on the board of directors and serve as officers of, SSLF. One or both of them also serve as directors and as officers of various SSLF subsidiaries. Certain other of our employees also serve as directors and/or officers of SSLF and its subsidiaries. Since November 2006, the Klaassens' daughter has been the Director of SSLF. She was previously employed by SSLF from June 2005 to July 2006. Since October 2007, the Klaassens' son-in-law has also been employed by SSLF and beginning in August 2010, the Klaassen's son was also employed by SSLF. Beginning January 2007, one of our employees became the full-time director of the schools operated by a subsidiary of SSLF, while continuing to provide certain services to us.

Through October 2007, we continued to pay the salary and benefits of this former employee. In March 2008, SSLF reimbursed us approximately $68,000, representing the portion of the individual's salary and benefits attributable to serving as the director of the schools.

Prior to April 2005, we managed the corporate conference center owned by SSLF (the "Conference Facility") and leased the employees who worked at the Conference Facility under an informal arrangement. Effective April 2005, we entered into a contract with the SSLF subsidiary that currently owns the property to manage the Conference Facility. The contract was terminated December 31, 2008. Under the contract, we received a discount when renting the Conference Facility for management, staff or corporate events, at an amount to be agreed upon, and priority scheduling for use of the Conference Facility. We were paid monthly a property management fee of 1% of gross revenues for the immediately preceding month, which we estimated to be our cost of managing this property. The costs of any of our employees working on the property were also to be paid in addition to the 1% property management fee. In addition, we agreed, if Conference Facility expenses exceed gross receipts, determined monthly, to make non-interest bearing loans in an amount needed to pay Conference Facility expenses, up to a total amount of $75,000 per 12-month period. Any such loan was required to be repaid to the extent gross receipts exceed Conference Facility expenses in any subsequent months. There were no loans made by us under this contract provision in 2008, 2009 or 2010. Either party could terminate the management agreement upon 60 days' notice. Salary and benefits for our employees who manage the Conference Facility, which were reimbursed by SSLF, totaled approximately $0.3 million in 2008. In 2008, we earned $3,000 in management fees. We rented the conference center for management, staff and corporate events and paid approximately $20,000 in 2008. The Trinity Forum, a faith-based leadership forum of which Mr. Klaassen is the past chairman and is currently a trustee, operates a leadership academy on a portion of the site on which the Conference Facility is located. The Trinity Forum does not pay rent for this space, but leadership academy fellows who reside on the property provide volunteer services at the Conference Facility.

SSLF's stand-alone day care center, which provides day care services for a fee for our employees and non-Sunrise employees, is located in the same building complex as our community support office. The day care center subleases space from us under a sublease that commenced in April 2004, expires September 30, 2013, and was amended in January 2007 to include additional space. The sublease payments, which equal the payments we are required to make under our lease with our landlord for this space, are required to be paid monthly and are subject to increase as provided in the sublease. SSLF paid Sunrise approximately $0.2 million, $0.2 million and $0.1 million in sublease payments in 2010, 2009 and 2008, respectively.

Fairfax Community Ground Lease

We lease the real property on which our Fairfax, Virginia community is located from Paul and Teresa Klaassen pursuant to a 99-year ground lease entered into in June 1986, as amended in August 2003. The amended ground lease provided for monthly rent of $12,926 when signed in 2003, and is adjusted annually based on the consumer price index. Annual rent expense paid by us under this lease was approximately $0.2 million for 2010, 2009 and 2008. The aggregate dollar amount of the scheduled lease payments through the remaining term of the lease is approximately $13.9 million.

Consulting Agreements

In November 2008, we entered into an oral consulting arrangement with Mr. Klaassen. Under the consulting arrangement, we agreed to pay Mr. Klaassen a fee of $25,000 per month for consulting with us and our chief executive officer, on senior living matters. This was in addition to any benefits Mr. Klaassen was entitled to under his employment agreement. Fees totaling $87,500 were paid to Mr. Klaassen for three and a half months commencing in November 2008 and ending in February 2009. Mr. Klaassen did not receive any consulting fees for the period March 2009 to July 2010.

In 2010, Mr. Klaassen earned an advisory fee of $125,000 for the period August 2010 through December 2010.

Effective May 1, 2010, we entered into an independent contractor agreement with Teresa M. Klaassen to provide the following consulting services to us: advise our chief executive officer and other officers on matters relating to quality of care, training, morale and product development; and at the request of our chief executive officer, visit regions and communities, and attend and speak at quarterly meetings and other company functions. Ms. Klaassen was previously our employee and acted as our chief cultural officer.

The agreement has a one-year term and will expire on April 30, 2011, unless terminated sooner in accordance with the terms of the agreement. We will pay Ms. Klaassen $8,333 per month resulting in annual compensation of $0.1 million. In 2010, we paid Ms. Klaassen $66,667 under the agreement. If Ms. Klaassen fails to perform any of her obligations under the agreement, we shall give her written notice thereof, and if she fails to remedy such failure within two business days of receipt of notice, we may terminate the agreement on the second day. Either we or Ms. Klaassen may terminate the agreement at their convenience upon thirty days prior notice. If Ms. Klaassen has not completed the consulting services by the expiration or termination of the agreement, we are not obligated to pay any amounts that exceed the reasonable value of services received from Ms. Klaassen by the expiration or termination date. We may, in our discretion, suspend performance of all or part of the consulting services during the termination notice period.

Service Evaluators Incorporated

Service Evaluators Incorporated ("SEI") is a for-profit company which provided independent sales and marketing analysis, commonly called "mystery shopping" services, for the restaurant, real estate and senior living industries in the United States, Canada and United Kingdom. Janine I. K. Connell and her husband, Duncan S. D. Connell, are the owners and President and Executive Vice President of SEI, respectively. Ms. Connell and Mr. Connell are the sister and brother-in-law of Mr. Klaassen and Ms. Connell is the sister-in-law of Ms. Klaassen.

The SEI contract was terminable upon 12 months' notice. In August 2007, we gave SEI written notice of the termination of SEI's contract, effective August 2008. We paid SEI approximately $0.5 million under SEI's contract in 2008.

Purchase of Aircraft Interest by Mr. Klaassen

In July 2008, Mr. Klaassen purchased from us one of the four fractional interests in private aircrafts owned by us. The purchase price for such interest was approximately $0.3 million, which represented the fair market value of the interest at the time of purchase as furnished to us by independent appraisers. The purchase of the fractional interest was approved by the Audit Committee of our Board of Directors.

SecureNet Payment Systems LLC

In October 2008, we entered into a contract with SecureNet Payment Systems LLC ("SecureNet") to provide consulting services in connection with the processing of direct deposit and credit card payments by community residents of their monthly fees. The sales agent representing SecureNet, whose compensation on the contract is based on SecureNet's revenue from the contract, is the wife of a then Sunrise employee. In November 2008, after the award of the contract, that employee became Senior Vice President, North American Operations and an officer of the Company. The Governance Committee reviewed this transaction at its meeting on July 20, 2009 and concluded that the bidding process was done with integrity, that the award to SecureNet appeared to have been in our best interest and that our employee's relationship to the SecureNet sales representative did not have any influence over the decision to select SecureNet. In 2010 and 2009, $0.3 million and $0.2 million of fees were paid, respectively, to SecureNet.

17. Employee Benefit Plans

401k Plan

We have a 401(k) Plan ("the Plan") covering all eligible employees. Under the Plan, eligible employees may make pre-tax contributions up to 100% of the IRS limits. The Plan provides an employer match dependent upon compensation levels and years of service. The Plan does not provide for discretionary matching contributions. Matching contributions were $1.5 million, $1.6 million and $1.7 million in 2010, 2009 and 2008, respectively.

Sunrise Executive Deferred Compensation Plan

We had an executive deferred compensation plan (the "Executive Plan") for employees who met certain eligibility criteria. Under the Plan, eligible employees may make pre-tax contributions in amounts up to 25% of base compensation and 100% of bonuses. We may make discretionary matching contributions to the Executive Plan. Employees vest in the matching employer contributions, and interest earned on such contributions, at a date determined by the Benefit Plan Committee. Matching contributions were zero in 2010, 2009 and 2008. We terminated the Executive Plan in January 2010 and distributions were made in January 2011.

Deferred Compensation Plan with the Chief Executive Officer

Pursuant to Mr. Klaassen's prior employment agreement, we are required to make contributions of $150,000 per year for 12 years, beginning on September 12, 2000 into a non-qualified deferred compensation account, notwithstanding Mr. Klaassen's termination of his employment in November 2008. At the end of the 12-year period, any net gains accrued or realized from the investment of the amounts contributed by us are payable to Mr. Klaassen and we will receive any remaining amounts. At December 31, 2007, we had contributed an aggregate of $0.9 million into this plan, leaving an aggregate amount of $0.9 million to be contributed. We made contributions for 2006 and 2007 in the second quarter of 2008 to bring the plan up to date and contributed the current year funding in the third quarter of 2008. At December 31, 2010, we had contributed an aggregate of $1.65 million into this plan, leaving approximately $0.15 million to be contributed. Refer to Note 15 for further information regarding executive compensation plans.

18. Discontinued Operations

Discontinued operations consists primarily of our German operations, two communities sold in 2010, 22 communities sold in 2009, one community closed in 2009, our Greystone subsidiary sold in 2009 and our Trinity subsidiary which ceased operations in 2008. The following amounts related to those communities and businesses that have been segregated from continuing operations and reported as discontinued operations (in thousands):

	For the Years Ended December 31,		
	2010	2009	2008
Revenue	$ 21,962	$ 113,028	$ 185,397
Expenses	(34,331)	(123,303)	(251,948)
Impairments	(3,056)	(72,524)	(18,748)
Other (expense) income (1)	10,035	(16,731)	(13,712)
Gain on sale of real estate or business	15,542	74,124	1,094
Gain on German transaction	56,819	—	—
Income taxes	1,490	—	(427)
Extraordinary loss, net of tax	—	—	(22,131)
Income (loss) from discontinued operations	$ 68,461	$ (25,406)	$(120,475)

(1) Includes $15.4 million of gain transferred from cumulative translation adjustment as the result of the liquidation of our investment in Germany.

19. Information about Sunrise's Segments

We have five operating segments for which operating results are separately and regularly reviewed by key decision makers: North American Management, North American Development, Equity Method Investments, Consolidated (Wholly Owned/Leased) and United Kingdom.

North American Management includes the results from the management of third party, venture and wholly owned/leased Sunrise senior living communities in the United States and Canada.

North American Development includes the results from the development of Sunrise senior living communities in the United States and Canada. As of December 31, 2010, we have no properties under development and have ceased all development activity. During 2010, we incurred costs associated with the winding down of this activity.

Equity Method Investments includes the results from our investment in domestic and international ventures.

Consolidated (Wholly Owned/Leased) includes the results from the operation of wholly owned and leased Sunrise senior living communities in the United States and Canada net of an allocated management fee of $23.5 million, $21.9 million and $22.2 million for 2010, 2009 and 2008, respectively.

United Kingdom includes the results from the development and management of Sunrise senior living communities in the United Kingdom.

Segment results are as follows (in thousands):

	For the Year Ended December 31, 2010						
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Unallocated Corporate and Eliminations	Total
Revenues	$1,056,300	$ (751)	$ 1,330	$360,951	$20,127	$ (31,256)	$1,406,701
Community expense	2,439	152	32	293,139	(4)	(26,772)	268,986
Development expense	68	4,216	3	5	191	1	4,484
Depreciation and amortization	11,148	1,718	—	17,833	163	10,221	41,083
Other operating expenses	951,099	2,597	6,313	61,001	16,436	36,156	1,073,602
Impairment of owned communities, land parcels, goodwill and intangibles	—	4,139	—	1,768	—	—	5,907
Income (loss) from operations	91,546	(13,573)	(5,018)	(12,795)	3,341	(50,862)	12,639
Interest income	310	108	536	194	(75)	23	1,096
Interest expense	(384)	(741)	—	(4,852)	(3)	(1,727)	(7,707)
Foreign exchange gain/(loss)	—	—	—	2,203	(469)	—	1,734
Sunrise's share of earnings and return on investment in unconsolidated communities	—	—	7,521	—	—	—	7,521
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	117,287	(22,159)	3,506	(15,807)	2,487	(46,390)	38,924
Investments in unconsolidated communities	—	—	38,675	—	—	—	38,675
Segment assets	120,657	39,481	48,038	284,718	9,619	198,945	701,458
Expenditures for long-lived assets	—	4,985	—	10,793	77	—	15,855
Deferred gains on the sale of real estate and deferred revenue	—	15,487	—	—	—	700	16,187

	For the Year Ended December 31, 2009						
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Unallocated Corporate and Eliminations	Total
Revenues	$1,105,553	$ 6,637	$ 2,151	$344,900	$27,597	$ (28,078)	$1,458,760
Community expense	2,168	214	42	282,929	—	(21,561)	263,792
Development expense	25	9,347	606	312	1,682	402	12,374
Depreciation and amortization	11,925	1,927	—	17,347	382	14,731	46,312
Other operating expenses	1,058,797	25,285	6,306	61,183	25,009	55,761	1,232,341
Impairment of owned communities, land parcels, goodwill and intangibles	—	28,897	—	2,953	—	(165)	31,685
Income (loss) from operations	32,638	(59,033)	(4,803)	(19,824)	524	(77,246)	(127,744)
Interest income	413	869	7	225	(10)	(163)	1,341
Interest expense	(169)	(926)	—	(4,866)	—	(4,312)	(10,273)
Foreign exchange gain/(loss)	—	—	—	7,989	(632)	—	7,357
Sunrise's share of earnings and return on investment in unconsolidated communities	—	—	5,673	—	—	—	5,673
Income (loss) before income taxes, discontinued operations, and noncontrolling interests	36,659	(53,678)	877	(16,961)	(913)	(78,035)	(112,051)
Investments in unconsolidated communities	—	—	64,971	—	—	—	64,971
Segment assets	141,389	71,061	71,124	289,259	13,862	323,894	910,589
Expenditures for long-lived assets	—	9,794	—	10,060	45	—	19,899
Deferred gains on the sale of real estate and deferred revenue	—	16,865	—	—	—	5,000	21,865

	For the Year Ended December 31, 2008						
	North American Management	North American Development	Equity Method Investments	Consolidated (Wholly Owned/ Leased)	United Kingdom	Unallocated Corporate and Eliminations	Total
Revenues	$1,189,572	$ 27,425	$ 2,303	$335,847	$32,803	$ (31,943)	$1,556,007
Community expense	(535)	774	122	277,265	—	(24,458)	253,168
Development expense	5,065	21,405	3,121	15	4,335	177	34,118
Depreciation and amortization	6,969	1,132	88	15,295	331	15,372	39,187
Other operating expenses	1,130,122	113,672	19,556	60,401	22,749	75,891	1,422,391
Impairment of owned communities, land parcels, goodwill and intangibles	121,553	5,870	6,350	15,871	—	—	149,644
(Loss) income from operations	(73,602)	(115,428)	(26,934)	(33,000)	5,388	(98,925)	(342,501)
Interest income	825	425	836	289	621	3,006	6,002
Interest expense	(287)	(1,260)	(366)	(4,471)	—	(231)	(6,615)
Foreign exchange loss	—	(9,796)	—	(4,399)	(3,075)	—	(17,270)
Sunrise's share of losses and return on investment in unconsolidated communities	—	—	(13,846)	—	—	—	(13,846)
(Loss) income before income taxes, discontinued operations, and noncontrolling interests	(72,681)	(112,091)	(40,026)	(40,595)	2,936	(108,311)	(370,768)
Investments in unconsolidated communities	—	—	66,852	—	—	—	66,852
Segment assets	192,079	184,786	80,836	417,018	21,929	484,909	1,381,557
Expenditures for long-lived assets	—	137,449	—	16,555	19,270	—	173,274
Deferred gains on the sale of real estate and deferred revenue	—	26,291	—	—	—	62,415	88,706

In 2010, 2009 and 2008, our first U.K. development venture in which we have a 20% equity interest sold two, four and four communities, respectively, to a venture in which we have a 10% interest. We recorded equity in earnings (loss) in 2010, 2009 and 2008 of approximately $13.0 million, $19.5 million and $(3.6) million, respectively. In 2010, we entered into an amendment to the partnership agreement for our first U.K. development venture. Under the amendment, we and our venture partner agreed to amend the partnership agreement as it related to distributions and acknowledged that we had received distributions less than what we were entitled to. In December 2010, we received a distribution of $15.2 million. In addition, our venture partner agreed to release $7.3 million of undistributed proceeds from previous sales that had been held on our behalf in an escrow account within the venture. Our equity in earnings from this venture is composed of (i) gains on the sale of the communities, (ii) the amendment to the cash distribution waterfall in 2010 and (iii) earnings and losses from the community operations.

When our U.K. ventures were formed, we established a bonus pool in respect to each venture for the benefit of employees and others responsible for the success of these ventures. At that time, we agreed with our partner that after certain return thresholds were met, we would each reduce our percentage interests in venture distributions with such excess to be used to fund this bonus pool. In 2010, 2009 and 2008, we recorded bonus expense of $0.2 million, $0.7 million and $7.9 million, respectively, in respect of the bonus pool relating to the U.K. venture. These bonus amounts are funded from capital events and the cash is retained by us in restricted cash accounts until payment of bonuses. As of December 31, 2010, approximately $0.2 million of this amount was included in restricted cash. Under this bonus arrangement, no bonuses were payable until we receive distributions at least equal to certain capital contributions and loans made by us to the U.K. ventures. This bonus distribution limitation was satisfied in 2008.

We recorded $1.7 million, net, in exchange gains in 2010 ($2.2 million in gains related to the Canadian dollar and $(0.5) million in losses related to the British pound); $7.4 million, net, in foreign exchange gains in 2009 ($8.0 million in gains related to the Canadian dollar and $(0.6) million in losses related to the British pound);and in 2008, net losses of $17.3 million ($14.2 million and $3.1 million in losses related to the Canadian dollar and British pound, respectively).

Upon designation as assets held for sale, we recorded the German assets at the lower of their carrying value or their fair value less estimated costs to sell. We used the bids received to date in the determination of fair value. As the carrying value of a majority of the assets was in excess of the fair value less estimated costs to sell, in 2009 we recorded a charge of $49.9 million which is included in discontinued operations.

Impairment of owned communities and land parcels was $5.9 million in 2010 relating to eight land parcels, two operating communities, one condominium project and two ceased development projects.

In 2009, we recorded impairment charges of $31.7 million related to 11 land parcels, two ceased developments, one community and one condominium project.

In 2008, we recorded an impairment charge of $121.8 million related to all the goodwill for our North American business segment which resulted from our acquisition of MSLS in 2003 and Karrington Health, Inc. in 1999. In addition, we recorded impairment charges of $15.8 million related to two communities in the U.S. and $12.0 million related to land parcels that are no longer expected to be developed.

We generated 16.9%, 14.2% and 12.0% of revenue from Ventas in 2010, 2009 and 2008, respectively; 19.8%, 23.2%, and 18.8% from HCP in 2010, 2009 and 2008, respectively; and 11.4% in 2009 from a private capital partner for senior living communities which we manage.

20. Accounts Payable and Accrued Expenses and Other Long-Term Liabilities

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Accounts payable and accrued expenses	$ 38,095	$ 40,034
Accrued salaries and bonuses	23,690	24,738
Accrued employee health and other benefits	34,145	41,340
Other accrued expenses	35,974	31,920
	$131,904	$138,032

Other long-term liabilities consist of the following (in thousands):

	December 31, 2010	December 31, 2009
Deferred revenue from nonrefundable entrance fees	$ 39,693	$ 34,525
Lease liabilities	25,527	25,131
Executive deferred compensation	19,516	21,276
Uncertain tax positions	20,360	18,980
Other long-term liabilities	5,457	6,932
	$110,553	$106,844

21. Severance and Restructuring Plan

In 2008, we implemented a program to reduce corporate expenses, including a voluntary separation program for certain team members, as well as a reduction of spending related to administrative processes, vendors, consultants and other costs. As a result of this program and other staffing reductions, we eliminated 182 positions in overhead and development, primarily in our McLean, Virginia community support office. We have recorded severance charges related to this program of $0.1 million, $3.0 million and $15.0 million for 2010, 2009 and 2008, respectively. Primarily all of the restructuring charges are reflected in our domestic segments.

With the elimination of these positions, we reconfigured our office space and two floors of leased space in our community support office were vacated. We ceased using the space on December 31, 2008. The fair value of the lease obligation of the vacated space was approximately $2.4 million. A charge of $2.0 million (net of an existing straight-line lease liability of approximately $0.4 million) was recorded in 2008 for this obligation. In addition, we recorded an impairment charge of $0.9 million related to the leasehold improvements in the vacated space.

In 2009, we announced a plan to continue to reduce corporate expenses through a further reorganization of our corporate cost structure, including a reduction in spending related to, among others, administrative processes, vendors, and consultants. The plan was designed to reduce our annual recurring general and administrative expenses (including expenses previously classified as venture expense) to approximately $100 million, and to reduce our centrally administered services which are charged to the communities by approximately $1.5 million. Under this plan, approximately 177 positions have been eliminated. We have recorded severance expense of $2.1 million and $7.5 million in 2010 and 2009, respectively, as a result of the plan.

In May 2009, we entered into a separation agreement with our then chief financial officer in connection with this plan. Pursuant to his employment agreement, our then chief financial officer received severance benefits that included a lump sum cash payment of $1.4 million. In addition, he received a bonus in the amount of $0.5 million and his outstanding and unvested stock options, restricted stock and other long-term equity compensation awards were fully vested, resulting in a non-cash compensation expense to us of $0.8 million.

In September 2009, we terminated a portion of our lease on our community support office in McLean, Virginia. We recorded a charge of $2.7 million related to the termination.

In January 2010, we entered into a separation agreement with our Senior Vice President, North American Operations, in connection with this plan, effective as of May 31, 2010. Pursuant to his employment agreement, he received severance benefits of $1.0 million and his outstanding and unvested stock options, restricted stock and other long-term equity compensation awards were fully vested, resulting in a non-cash compensation expense to us of $0.3 million.

Mr. Paul Klaassen resigned as our chief executive officer effective November 1, 2008 and became our non-executive Chair of the Board. Upon his resignation as our chief executive officer, under his employment agreement, he became entitled to receive:

- annual payments for three years, beginning on the first anniversary of the date of termination, equal to Mr. Klaassen's annual salary ($0.5 million) and bonus ($0) for the year of termination;
- continuation of the medical insurance and supplemental coverage provided to Mr. Klaassen and his family until Mr. Klaassen attains or, in the case of his death, would have attained, age of 65 (but to his children only through their attainment of age 22); and
- continued participation in his deferred compensation plan in accordance with the terms of his employment agreement.

The fair value of the continued participation of Mr. Klaassen in the deferred compensation plan cannot be reasonably estimated, as it is dependent upon Mr. Klaassen's selection of available investment options and the future performance of those selections. Accordingly, no additional accrual was recorded with respect to the continued participation by Mr. Klaassen in his deferred compensation plan. At December 31, 2010, we had a deferred compensation liability of $0.3 million. See Note 17 of the Notes to the Consolidated Financial Statements for more information regarding Mr. Klaassen's deferred compensation account.

The following table reflects the activity related to our severance and restructuring plans during 2010:

(in thousands)	Liability at January 1, 2010	Additional Charges	Adjustments	Cash Payments and Other Settlements	Liability at December 31, 2010
Severance	$1,339	$ 2,167	$—	$ (3,081)	$ 425
CEO retirement compensation	1,078	54	—	(500)	632
Professional fees	—	9,469	—	(9,469)	—
Lease termination costs	3,556	—	—	(808)	2,748
	$5,973	$11,690	$—	$(13,858)	$3,805

Included in the above table is legal and professional fees of $9.5 million relating to corporate restructuring.

The table above does not include $0.4 million for 2010 for severance expenses related to our German operations which are reflected in discontinued operations.

22. Comprehensive Income (Loss)

Comprehensive income (loss) for the twelve months ended December 31, 2010, 2009 and 2008 was as follows (in thousands):

	2010	2009	2008
Net income (loss) attributable to common shareholders	$99,067	$(133,915)	$(439,179)
Foreign currency translation adjustment	(6,940)	(4,813)	5,583
Equity interest in investees' other comprehensive income (loss)	1,418	6,324	(7,206)
Unrealized gain on investments	105	120	—
Comprehensive income (loss)	93,650	(132,284)	(440,802)
Comprehensive loss attributable to noncontrolling interest — Unrealized gain on investments	(105)	(120)	—
Comprehensive income (loss) attributable to common shareholders	$93,545	$(132,404)	$(440,802)

23. Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for the fiscal quarter (in thousands, except per share amounts):

	Q1	Q2	Q3	Q4 (2)	Total
2010					
Operating revenue	$355,218	$349,121	$383,330	$319,032	$1,406,701
Impairment charges	700	2,659	1,274	1,274	5,907
(Loss) income from continuing operations	(13,767)	(5,670)	19,050	30,993	30,606
(Loss) income from discontinued operations	(2,248)	51,997	(308)	19,020	68,461
Net (loss) income	(16,015)	46,327	18,742	50,013	99,067
Basic net (loss) income per common share (1)					
Continuing operations	$ (0.25)	$ (0.10)	$ 0.34	$ 0.55	$ 0.55
Discontinued operations	(0.04)	0.93	—	0.35	1.23
Net (loss) income	(0.29)	0.83	0.34	0.90	1.78
Diluted net (loss) income per common share (1)					
Continuing operations	$ (0.25)	$ (0.10)	$ 0.33	$ 0.54	$ 0.53
Discontinued operations	(0.04)	0.91	—	0.33	1.19
Net (loss) income	(0.29)	0.81	0.33	0.87	1.72
2009					
Operating revenue	$374,741	$359,623	$361,432	$362,964	$1,458,760
Impairment charges	—	9,215	3,108	19,362	31,685
Loss from continuing operations	(27,068)	(17,697)	(35,458)	(28,472)	(108,695)
Income (loss) from discontinued operations	8,907	(64,091)	(8,944)	38,908	(25,220)
Net (loss) income	(18,161)	(81,788)	(44,402)	10,436	(133,915)
Basic net (loss) income per common share (1)					
Continuing operations	$ (0.54)	$ (0.35)	$ (0.70)	$ (0.53)	$ (2.12)
Discontinued operations	0.18	(1.27)	(0.18)	0.72	(0.49)
Net (loss) income	(0.36)	(1.62)	(0.88)	0.19	(2.61)
Diluted net (loss) income per common share (1)					
Continuing operations	(0.54)	(0.35)	(0.70)	(0.53)	(2.12)
Discontinued operations	0.18	(1.27)	(0.18)	0.72	(0.49)
Net (loss) income	(0.36)	(1.62)	(0.88)	0.19	(2.61)

(1) The sum of per share amounts for the quarters may not equal the per share amount for the year due to a variance in shares used in the calculations or rounding.

(2) In the fourth quarter of 2009, we sold 21 properties and recognized a gain of $48.9 million which is included in discontinued operations. In the second quarter of 2010, we restructured our German debt, recognizing a gain of $56.8 million which is included in discontinued operations. In the second, third and fourth quarters of 2010, we had management agreement buyout fees of $13.5 million, $40.0 million and $9.8 million, respectively. In the fourth quarter of 2010, we sold venture interests to Ventas and recognized a gain of approximately $25.0 million.

24. Subsequent Events

In January 2011, we contributed our 10 percent ownership interest in an existing venture for a 40 percent ownership interest in a new venture. The portfolio was valued at approximately $630 million (excluding transaction costs). As part of our new venture agreement with a wholly-owned subsidiary of CNL Lifestyle Properties ("CNL"), we will have the option to purchase CNL's interest in the venture beginning from the start of year three to the end of year six for a 13% internal rate of return in years three and four and a 14% internal rate of return in years five and six. Our share of the transaction costs is approximately $5.7 million (excluding the funding of escrows) which was expensed as incurred ($1.5 million in the fourth quarter of 2010 and $4.2 million in January 2011).

In January 2011, we sold two wholly owned operating communities for approximately $6.4 million, with an expected gain of approximately $1.5 million. These communities are part of the liquidating trust (see Note 10) and all proceeds were distributed to the electing lenders.

In February 2011, we further extended the maturity date of $29.1 million of debt relating to a wholly-owned community from December 2011 to June 2012 in exchange for a principal payment of $1.0 million plus fees and expenses.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Sunrise is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by rules of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

A system of internal control over financial reporting (1) pertains to the maintenance of records that, in reasonable detail, should accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provides reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management undertook an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of key financial reporting controls. Management has concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on these criteria.

Our independent registered public accounting firm, Ernst & Young LLP, that audited the financial statements in this report has issued an attestation report expressing an opinion on the effectiveness of internal control over financial reporting at December 31, 2010, which appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
Sunrise Senior Living, Inc.

We have audited Sunrise Senior Living, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sunrise Senior Living, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sunrise Senior Living, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sunrise Senior Living, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of Sunrise Senior Living, Inc. and our report dated February 24, 2011 expressed an unqualified opinion thereon.

McLean, Virginia
February 24, 2011

/s/ Ernst & Young LLP

Board of Directors

Paul J. Klaassen
Founder and Non-Executive Chairman of the Board

Mark S. Ordan
Chief Executive Officer

Glyn F. Aeppel (1), (2)
President and Chief Executive Officer Glencove Capital

Thomas J. Donohue (3)
President and Chief Executive Officer U.S. Chamber of Commerce

Stephen D. Harlan (1), (3)
Partner Harlan Enterprises, LLC

Lynn Krominga (1), (2), (3)
Lead Director

William G. Little (1), (2), (3)
President and Chief Executive Officer Quam-Nichols Company

Standing Board Committees
(1) Audit Committee
(2) Compensation Committee
(3) Governance, Compliance and Nominating Committee

Executive Officers

Mark S. Ordan
Chief Executive Officer

C. Marc Richards
Chief Financial Officer

D. Gregory Neeb
Chief Investment and Administrative Officer

David Haddock
General Counsel and Secretary

Corporate Information

Corporate Headquarters

Sunrise Senior Living, Inc.
7900 Westpark Drive
Suite T-900
McLean, Virginia 22102
703.273.7500

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038

Annual Meeting Date

Sunrise will hold its 2011 annual meeting of stockholders on Friday, May 6, 2011, at 10:00 a.m., local time, at:

The Hilton McLean
7920 Jones Branch Drive
McLean, Virginia 22102
703.847.5000

2010 Form 10-K

Copies of the 2010 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available at no charge by calling 703.273.7500 or writing to:

Sunrise Senior Living, Inc.
Investor Relations
7900 Westpark Drive
Suite T-900
McLean, Virginia 22102

The 2010 Annual Report on Form 10-K is also available on the Investor Relations section of the Company's Web site: www.sunriseseniorliving.com.

Stock Information

Sunrise's common stock is listed and traded on the New York Stock Exchange under the symbol SRZ.

Holders

There were 234 stockholders of record at March 14, 2011.

Dividends

No cash dividends have been paid in the past and we have no intention to pay cash dividends in the foreseeable future.

Web Site

To learn more about Sunrise Senior Living, Inc., visit our Web site: www.sunriseseniorliving.com

Quarterly Market Price Range of Common Stock

Quarter Ended	High	Low
March 31, 2010	$5.99	$2.74
June 30, 2010	$5.73	$2.77
September 30, 2010	$4.12	$2.18
December 31, 2010	$5.85	$3.25

Quarter Ended	High	Low
March 31, 2009	$2.03	$0.28
June 30, 2009	$3.06	$0.59
September 30, 2009	$3.24	$1.26
December 31, 2009	$5.89	$2.26